# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2024**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE TRANSITION PERIOD FROM          TO**

**Commission File Number 001-37383**

# Arcadia Biosciences, Inc.
**(Exact name of Registrant as specified in its Charter)**

| | |
|---|---|
| **Delaware** | **81-0571538** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **5950 Sherry Lane, Suite 215** | |
| **Dallas, TX** | **75225** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**(214) 974-8921**
**(Registrant's Telephone Number, Including Area Code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common | RKDA | NASDAQ CAPITAL MARKET |

**Securities registered pursuant to Section 12(g) of the Act:** None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES ☐   NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   YES ☐   NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 28, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $4,184,025 (based on the closing price of $3.15 on June 28, 2024 on the NASDAQ Capital Market).

As of March 19, 2025, the registrant had 1,367,040 shares of common stock outstanding, $0.001 par value per share.

**DOCUMENTS INCORPORATED BY REFERENCE**

Information required by Part III of this Annual Report on Form 10-K is incorporated by reference to the Registrant's Definitive Proxy Statement for its 2025 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K.

**INTRODUCTION**

"Arcadia," the "Company," "management," "we," "our" and "us" are used interchangeably to refer to Arcadia Biosciences, Inc. and its subsidiaries.

**SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS**

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events, our future financial or operating performance, growth strategies, anticipated trends in our industry, and our potential opportunities, plans, and objectives. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our ability to earn revenues from the sale of products;

- market conditions for products, including competitive factors and the supply and pricing of competing products;

- compliance with laws and regulations that impact our business, and changes to such laws and regulations;

- our ability to maintain, protect, and enhance our intellectual property;

- our future capital requirements and our ability to satisfy our capital needs;

- industry conditions and market conditions;

- our ability to complete our previously announced proposed business combination transaction with Roosevelt Resources, LP, as discussed in "Business – Recent Developments" below;

- the preceding and other factors discussed in Part I, Item 1A, "Risk Factors," and other reports we may file with the Securities and Exchange Commission from time to time; and

- the factors set forth in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances or to reflect new information or the occurrence of unanticipated events, except as required by law.

# TABLE OF CONTENTS FOR FORM 10-K

| | | Page |
|---|---|---|
| **PART I** | | |
| Item 1. | Business | 2 |
| Item 1A. | Risk Factors | 4 |
| Item 1B. | Unresolved Staff Comments | 11 |
| Item 1C. | Cybersecurity | 11 |
| Item 2. | Properties | 12 |
| Item 3. | Legal Proceedings | 12 |
| Item 4. | Mine Safety Disclosures | 13 |
| **PART II** | | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 14 |
| Item 6. | [Reserved] | 14 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 15 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 25 |
| Item 8. | Financial Statements and Supplementary Data | 26 |
| Item 9. | Changes in and Disagreements With Accountants on Accounting and Financial Disclosure | 61 |
| Item 9A. | Controls and Procedures | 61 |
| Item 9B. | Other Information | 61 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 61 |
| **PART III** | | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 62 |
| Item 11. | Executive Compensation | 62 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 62 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 62 |
| Item 14. | Principal Accounting Fees and Services | 62 |
| **PART IV** | | |
| Item 15. | Exhibits, Financial Statement Schedules | 63 |
| Item 16. | Form 10-K Summary | 63 |

# PART I

## Item 1. Business.

*Overview*

Prior to its transfer and sale during 2024 of the various assets described below, Arcadia was a producer and marketer of innovative, plant-based products. Arcadia sought to be a leader in science-based approaches to developing high value crop improvements, primarily in wheat which it commercialized through the sales of seed, grain, food ingredients and products, and through trait licensing and royalty agreements. The acquisition of the assets of Live Zola, LLC ("Zola") in May 2021 added coconut water to Arcadia's portfolio of products.

In May 2021, Arcadia's wholly owned subsidiary Arcadia Wellness, LLC ("Arcadia Wellness"), acquired the businesses of Eko Holdings, LLC, Lief, LLC. The acquisition included Saavy Naturals™, a line of natural body care products, Soul Spring™, a CBD-infused botanical therapy brand in the natural category, and ProVault™, a THC-free CBD sports performance formula made with natural ingredients, providing effective support and recovery for athletes (collectively, "body care brands"). Also included in the purchase was Zola, a coconut water sourced exclusively with sustainably grown coconuts from Thailand. In July 2022, the Company entered into an agreement to license Saavy Naturals to Radiance Beauty and Wellness, Inc. ("Radiance Beauty"). In July 2023, Arcadia's management made the decision to exit the remaining body care brands, Soul Spring and ProVault, as a result of continued pressure on the CBD market due to regulatory uncertainty. Body care operations ceased during the third quarter of 2023.

On May 14, 2024, Arcadia sold its non-GMO Resistant Starch ("RS") durum wheat trait to longtime partner Corteva Agriscience ("Corteva") for total cash consideration of $4.0 million. Under the terms of the agreement, Arcadia retained certain rights to use the RS durum wheat trait. Refer to Note 11 to the consolidated financial statements for further details of the transaction.

On May 16, 2024, Arcadia sold the GoodWheat™ brand to Above Food for net consideration of $3.7 million. The strategic decision to sell GoodWheat enabled the Company to monetize its intellectual property early. The assets sold consisted primarily of grain and finished goods inventories, formulations and trademarks. The disposition of GoodWheat met the "held for sale" criteria per ASC 205-20-45-1B and represented a strategic shift that had a major effect on the Company's operations and financial results. As a result, the Company's financial statements and related notes as of December 31, 2024 and 2023 reflect the GoodWheat disposition as a discontinued operation. The disposition of GoodWheat resulted in a loss of $1,500 during the year ended December 31, 2024. Refer to Notes 4 and 8 to the consolidated financial statements for further details of the transaction.

## Recent Developments

On December 4, 2024, Arcadia, Roosevelt Resources LP ("Roosevelt" or the "Partnership") and Elliott Roosevelt, Jr. and David A. Roosevelt, in their capacities as representatives of the limited partners of the Partnership (the "LP Representatives") entered into a Securities Exchange Agreement (as it may be amended from time to time, the "Exchange Agreement"). Subject to the terms of the Exchange Agreement and to the satisfaction or waiver of the conditions set forth in the Exchange Agreement, at the closing of the transactions contemplated by the Exchange Agreement (the "Closing"), Arcadia agreed to issue shares of its common stock ("Arcadia common stock," "Common Stock" or "common stock") to the limited partners of Roosevelt in exchange for all of the limited partnership interests of Roosevelt and to the sole member of the general partner of Roosevelt (together with the limited partners, referred to collectively as the "Limited Partners") in exchange for its membership interest (together with the limited partnership interests of the Limited Partners, sometimes referred to as the "Partner Interests") in the limited liability company that is the general partner of Roosevelt (such exchange, contributions and issuances referred to as the "Exchange"). As a result of the Exchange, Arcadia will continue and Roosevelt will continue as a wholly owned subsidiary of Arcadia. Upon completion of the Exchange, and based on the number of shares issuable pursuant to the Exchange Agreement, we estimate that the Limited Partners and the Arcadia stockholders as of immediately prior to the Closing will collectively own approximately 90% and 10%, respectively, of the shares of common stock of Arcadia outstanding immediately after the Closing. These percentages are estimates, are subject to certain assumptions and are subject to potential adjustment prior to the Closing, including as a result of changes in the number of outstanding shares of Arcadia common stock. As a result, Arcadia stockholders and the former Roosevelt Limited Partners could own a greater, or a lesser, percentage of the outstanding shares of Arcadia immediately after the Closing than the estimates set forth above.

On February 14, 2025, the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") relating to the shares to be issued in the transaction. The registration statement also included a proxy statement/prospectus relating to a special meeting of stockholders of the Company to be held to approve the issuance of shares pursuant to the Exchange Agreement and related proposals. As part of the proposals to be submitted to the stockholders at the planned upcoming meeting of stockholders of the Company to vote on various proposals relating to the transactions contemplated by the Exchange Agreement, one of the proposals is to give the board of directors (the "Board") the authority to effect a reverse stock split, should the Board determine that a reverse stock split is appropriate in light of, among other factors, the Company's listing application to Nasdaq in connection with the transactions contemplated by the Exchange Agreement.

## Our Products

### Zola Coconut Water

Founded in 2002, Zola became part of the Arcadia family of brands in May 2021. Sourced from Thailand, Zola is a pure, natural, 100% coconut water with a crisp, clean taste that's slightly sweet and refreshing. Naturally hydrating and rich in electrolytes, Zola is Non-GMO Project Verified and only contains 60 calories per serving. Zola flavors include original, original with pulp, espresso, lime and pineapple. Based on Arcadia's research, consumers prefer the clean, crisp taste of Zola to that of other leading coconut water brands. In taste tests, Zola beat competitors 2 to 1, and the Company believes it is a superior way to rehydrate, reset and reenergize.

### Agronomic Wheat Traits

On average, Americans get approximately 20% of their daily calories from wheat. As a result, Arcadia developed a portfolio of non-GMO specialty wheat traits to offer healthier, nutrient-rich wheat options while providing the same baking quality, taste, and texture as traditional wheat. Arcadia's non-GMO Reduced Gluten High Fiber Wheat has fewer allergenic glutens and higher fiber than traditional wheat while Arcadia's non-GMO Extended Shelf-Life Wheat extends the shelf life of milled whole wheat flour.

Arcadia believes that its proprietary intellectual property with multiple non-GMO wheat traits offer functional benefits and a compelling point of differentiation. We intend to seek to monetize our proprietary technology, including through possible asset sale transactions.

### Intellectual Property

We rely on patents and other proprietary right protections, including trade secrets and contractual protection of our proprietary know-how and confidential information, to preserve our competitive position. As of December 31, 2024, we owned or exclusively controlled 79 issued patents, 24 pending patent applications worldwide, and six plant variety protection certificates. These totals reflect the following: (i) with respect to the U.S. territory, we owned 24 issued patents, and we owned six U.S. patent applications and six plant variety protection certificates relating to our plants and trait technologies; and (ii) in connection with foreign territories, we owned 54 and exclusively in-licensed three foreign issued patents, and owned 18 pending foreign patent applications. As of December 31, 2024, our wheat patent portfolio included 16 U.S. issued patents, six U.S. patent applications, one plant variety certificate, 52 foreign issued patents and 14 foreign patent applications. With respect to all of the foregoing patent and plant protection assets, our exclusive licenses afford us control over the prosecution and maintenance of the licensed patents and patent applications. These numbers do not include in-licensed patents for which we either do not have exclusive rights (such as certain enabling technology licenses), or for which we have exclusive rights only in a limited field of use or do not control prosecution and maintenance of the licensed patents.

As of December 31, 2024, we had four registered trademarks and two pending trademark applications in the United States, and five trademark registrations in various other countries; and our wholly-owned subsidiary Arcadia Wellness, LLC had nine registered trademarks in the United States.

## Competition

The markets for beverage products are highly competitive, and we face significant direct and indirect competition in several aspects of our business. We compete with both large, established manufacturers, as well as small, innovative producers of beverage products. The beverage industry is competitive. Competitors in this market compete for brand recognition, ingredient sourcing, product shelf space, and e-commerce page rankings. Our competitors have similar distribution channels and retailers to deliver and sell their products. Competitors in this space include Vita Coco, ZICO, C20 and Harmless Harvest.

## Employees

As of December 31, 2024, we had nine employees, including in management, operations, accounting/finance, legal and administration. We believe our employee relations to be good. None of our employees are represented by a labor union or collective bargaining agreement.

## Facilities

Our corporate headquarters are located in Dallas, Texas with additional office space in Sacramento, California. We believe that our leased facilities are adequate to meet our current needs and that, if needed, suitable additional or alternative space will be available to accommodate our operations.

## Available Information

Our website address is www.arcadiabio.com. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments to those reports, proxy and registration statements filed or furnished with the Securities and Exchange Commission, or SEC, are available free of charge through our website. We make these materials available through our website as soon as reasonably practicable after we electronically file such materials with, or furnish such materials to, the SEC. The information contained in, or that can be accessed through, our website is not part of this Report.

## Item 1A. Risk Factors.

*You should carefully consider the following risk factors, in addition to the other information contained in this Report on Form 10-K, including the section of this Report titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes. If any of the events described in the following risk factors and the risks described elsewhere in this Report occurs, our business, operating results and financial condition could be seriously harmed. This Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors that are described below and elsewhere in this Report.*

## Risks Related to Our Business

***There is substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.***

Our consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in our consolidated financial statements for the year ended December 31, 2024, included in this Report, we have an accumulated deficit, recurring net losses and net cash used in operations, and resources that will not be sufficient to meet our anticipated cash requirements, which raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we cannot continue as a viable entity, we might be required to reduce or cease operations or seek dissolution and liquidation or bankruptcy protection, and our stockholders would likely lose most or all of their investment in us.

***Our proposed Exchange transaction with Roosevelt is subject to a number of risks and uncertainties. Failure to complete, or delays in completing, the proposed Exchange transaction with Roosevelt could materially and adversely affect our results of operations, business, financial condition and/or stock price.***

Our previously announced proposed Exchange transaction with Roosevelt is subject to a number of risks and uncertainties. Some of those risks and uncertainties include the following, among others:

- The closing of the Exchange transaction is subject to approval by our stockholders of certain proposals relating to the transactions contemplated by the Exchange Agreement, as well as the satisfaction of other customary closing conditions. Our stockholders might not approve the proposals that are required in order for us to be able to close the Exchange transaction, or the Exchange Agreement might be terminated for other reasons. We cannot assure you that the proposed Exchange will be successfully completed. Any failure to satisfy a required condition to closing may delay or prevent the completion of the transaction, which could materially and adversely affect our results of operations, business, financial condition and/or stock price.

- We may require additional funding in order to be able to close the Exchange transaction.

- If the Exchange with Roosevelt is not completed, our board of directors would be required to consider alternatives for our business and assets, which might include seeking the dissolution and liquidation of the Company, seeking an acquisition transaction or similar transaction with another company, initiating bankruptcy proceedings, or other alternatives. There can be no assurance regarding the outcome of such a process. We would have very limited cash resources, might be unable to raise additional funding, and could be forced to reduce or suspend operations, seek dissolution proceedings, or seek federal bankruptcy protection.

- We would remain liable for significant transaction costs, including legal, accounting, financial advisory and other costs relating to the Exchange regardless of whether the Exchange is consummated.

- If the Exchange is not completed, the trading price of Arcadia' common stock may decline to the extent that the then-current market prices for our common stock reflect a market assumption that the Exchange will be completed.

- We could be subject to litigation related to the Exchange Agreement, the Exchange transaction or any failure to complete the Exchange.

- We could potentially lose key personnel during the pendency of the Exchange.

- If the Exchange is not completed, we would not realize the potential benefits of the Exchange, which could have a negative effect on our results of operations, financial condition, business and stock price.

- If the Exchange is consummated, then if the Company, which we will sometimes refer to after consummation of the Exchange as the "combined company," is unable to realize the substantial strategic and financial benefits currently anticipated from the Exchange, Arcadia stockholders will have experienced dilution of their ownership interests in the Company without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Exchange. In addition, any shares of common stock that the Company may issue following consummation of the Exchange will further dilute the ownership interests of the Company's current stockholders.

- If the Exchange Agreement is terminated under certain circumstances, the Company may be required to reimburse Roosevelt's expenses up to $500,000 or $750,000, depending on the reasons for the termination.

- If the Exchange transaction with Roosevelt is not completed, we will have extremely limited cash resources. Although we may try to pursue an alternative transaction, if no alternate transaction can be negotiated and completed or we are not successful in raising additional required funding, we may be forced to reduce or suspend operations, file for federal bankruptcy protection or seek dissolution or liquidation proceedings. In such an event, our creditors would have first claim on the value of our assets which, other than remaining cash, would most likely be liquidated in one or more transactions or a bankruptcy sale, in which case our common stock would have little or no value. We can give no assurance as to the magnitude of the net proceeds of such a sale and whether such proceeds would be sufficient to satisfy our obligations to its creditors, let alone to permit any distribution to our equity holders.

- If the Exchange is consummated, the combined company will require significant additional funding in order to develop the Roosevelt assets and conduct the combined company's anticipated business. If such funding involves the issuance of equity securities, our stockholders would suffer additional dilution to their percentage ownership interests in the Company, which could be material. If such funding involves debt financing, the agreements relating to such financing may involve restrictive covenants or other provisions that will limit our operating flexibility. If the Exchange is consummated and the combined company fails to raise sufficient funds, the combined company would not be able to successfully execute on its business strategy.

Failure to timely complete the proposed Exchange transaction with Roosevelt could materially and adversely affect our results of operations, financial condition, business, prospects and our stock price.

***Statements in this Report on Form 10-K concerning our future plans and operations are dependent on our ability to secure adequate funding and the absence of unexpected delays or adverse developments. We may not be able to secure required funding.***

Any statements contained in this Report on Form 10-K concerning future events or developments or our future operations or activities are forward-looking statements that in each instance assume that we have or are able to obtain sufficient funding to support such activities and continue our operations and satisfy our liability and obligations in a timely manner. There can be no assurance that this will be the case. Also, such statements assume that there are no significant unexpected developments or events that delay or prevent such activities from occurring. Failure to timely obtain any required additional funding, or unexpected developments or events, could delay the occurrence of such events or prevent the events described in any such statements from occurring which could have a material adverse effect on our business, financial condition and results of operations.

***We have a history of significant losses, which we expect to continue, and we may never achieve or maintain profitability.***

We have incurred significant net losses since our formation in 2002 and we expect to continue to incur net losses for the foreseeable future. We incurred net losses of $7.0 million and $14.0 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $278.9 million. Net cash used in operations was $9.6 million and $15.3 million for the years ended December 31, 2024 and 2023, respectively. We expect to continue to incur losses. If we are unable to adequately control the costs associated with operating our business, including costs of development and commercialization of its traits, our business, financial condition, operating results, and prospects will suffer.

***Arcadia will require additional financing and may not be able to obtain such financing on favorable terms, if at all, which could adversely impact the Company's operations and ability to continue its business. Such additional funding may not be available, which would have a material adverse effect on our business, financial condition and results of operations and would materially and adversely affect our ability to continue operations.***

Arcadia will require additional funding in the near term to fund its business and the marketing and sale of its products and to provide working capital to fund other aspects of its business. There are no assurances that required funding will be available at all or will be available in sufficient amounts or on reasonable terms. If future financings involve the issuance of equity securities, Arcadia's existing stockholders would suffer dilution. If Arcadia is able to raise debt financing, it may be subject to restrictive covenants that limit its operating flexibility. Arcadia may not be able to raise sufficient additional funds on terms that are favorable to it, if at all. If Arcadia fails to raise sufficient funds and continues to incur losses, its ability to continue its operations, take advantage of strategic opportunities, or otherwise respond to competitive pressures, would likely be significantly limited. Delays in obtaining, or the inability to obtain, required funding would materially and adversely affect our ability to satisfy our current and future liabilities and obligations, and would materially and adversely affect our ability to continue operations. If we do not have sufficient funds to continue operations, we could be required to seek dissolution and liquidation, bankruptcy protection or other alternatives that would likely result in our stockholders losing some or all of their investment in us.

***Arcadia's gross profit margins on its consumer products may be impacted by a variety of factors, including but not limited to variations, freight costs, pricing, customer requirements, market acceptance rate and promotional support costs.***

Arcadia expects that its gross profit as a percentage of net sales could fluctuate as a result of a number of factors, including product pricing, retail discounts, and input costs. If Arcadia is not able to increase its selling prices or improve product sizes sufficiently, or in a timely manner, to offset increased input costs, or if its sales volume decreases significantly, there could be a negative impact on its financial condition and results of operations.

***Competition is intense and if Arcadia is unable to compete effectively, its financial results will suffer.***

Arcadia faces significant competition in the markets in which it operates. The markets for coconut water products are intensely competitive. Arcadia may be unable to compete successfully against its current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for its products. In addition, several of Arcadia's competitors have substantially greater financial, marketing, sales, distribution, research and development, and technical resources than Arcadia, and some of its collaborators have more experience in research and development, regulatory matters, manufacturing, and marketing. Competition could increase in the future if new companies enter the market.

***Arcadia depends on its key personnel and, if it is not able to attract and retain qualified technical and business personnel, it may not be able to continue its business.***

Arcadia's future performance will depend on the continued services and contributions of its management team and other key employees and, if the Exchange is consummated, Roosevelt's management team and key employees, the loss of whose services might significantly delay or prevent the achievement of the Company's objectives. The replacement of any member of our management team involves significant time and costs and such loss could significantly delay or prevent the achievement of our business objectives.

Additionally, Arcadia's business is dependent on its ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including supply chain management, marketing, and other subjects relevant to its operations. All of Arcadia's current employees are at-will employees, and the failure to retain or hire skilled and highly educated personnel could limit its growth and hinder its business.

***Arcadia's business is subject to the risks of security breaches, including cybersecurity incidents.***

Arcadia utilizes and critically relies upon information technology systems in all aspects of its business, including large amounts of data to support its products. Failure to effectively prevent, detect, and recover from the increasing number and sophistication of information security threats could result in theft, misuse, modification, and destruction of information, including trade secrets and confidential business information, and cause business disruptions, and reputational damage, which could significantly affect Arcadia's results of operations and financial condition.

***Arcadia may be required to pay substantial damages as a result of product liability, health and safety, or other similar claims for which insurance coverage is not available.***

Arcadia is subject to product liability, health and safety, or similar claims with respect to its products, including claims described elsewhere in this Report under the heading "Legal Proceedings." Such claims against Arcadia or its collaborators selling Arcadia's products could damage Arcadia reputation, harm its relationships with its collaborators, and materially and adversely affect its business, results of operations, financial condition, and prospects. Furthermore, while many of Arcadia's collaboration agreements require that Arcadia's collaborators indemnify Arcadia for the cost of product liability claims brought against Arcadia as a result of its collaborator's misconduct, such indemnification provisions may not always be enforced, and we may receive no indemnification if Arcadia's own misconduct contributed to the claims.

***Unfavorable global economic or political conditions could adversely affect our business, financial condition or results of operations.***

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. Outbreaks of epidemic, pandemic, or contagious diseases could disrupt Arcadia's business resulting in a loss of productivity from its employees. In addition, the US financial markets have been negatively impacted by the rise of inflation and interest rates, increasing the potential for a local and/or global economic recession that could disrupt Arcadia's business. A political disruption could also strain Arcadia's manufacturers or suppliers, possibly resulting in supply disruption, or cause its customers to delay making payments for its services. Any of the foregoing could harm Arcadia's business, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.

***Changes to U.S. trade policy, tariff and import/export regulations may adversely affect our operating results.***

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing foreign trade, development and investment in the countries relevant to our business, as well as any negative sentiment toward the U.S. as a result of such changes, could adversely affect our business. The U.S. has instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business.

As a result of policy changes and government proposals, there may be greater restrictions and economic disincentives on international trade. The new tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, and foreign governments have instituted or are considering imposing trade sanctions on U.S. goods. Such changes have the potential to adversely impact the U.S. economy or sectors thereof, our industry and the demand for our products in countries outside of the U.S. where we sell our products and that are adversely affected by such changes, and as a result, could have a negative impact on our business, financial condition and results of operations. Because our Zola coconut water product is sourced in Thailand, such steps, if adopted and if they affect countries that impact our business, could adversely impact our business and operations, increase our costs, and make our products less competitive.

***As a result of being a public company, Arcadia is obligated to develop and maintain proper and effective internal control over financial reporting. Arcadia may not complete our analysis of its internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in Arcadia and, as a result, the value of its common stock.***

Pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended ("SOX") and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, Arcadia's management is required to report on the effectiveness of its internal control over financial reporting. Section 404(b) of SOX requires that its independent registered public accounting firm will also need to attest to the effectiveness of Arcadia's internal control over financial reporting if Arcadia qualifies as an accelerated filer or a large accelerated filer, which it currently does not as of the date of this Report.

Arcadia is continuously seeking to maintain and/or improve its internal control environment. As a result, Arcadia may experience higher than anticipated operating expenses, as well as higher auditor fees during and after the implementation of these changes. If Arcadia is unable to implement any of the required changes to its internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect its operations, financial reporting, and results of operations and could result in an adverse opinion on internal controls from Arcadia's independent registered public accounting firm.

**Risks Related to Ownership of Our Common Stock**

***Future sales of substantial amounts of Arcadia's common stock, or the possibility that such sales could occur, could adversely affect the market price of Arcadia's common stock.***

Future sales in the public market of Arcadia's common stock, or shares issued upon exercise of its outstanding stock options or warrants, or the perception by the market that these issuances or sales could occur, could lower the market price of Arcadia's common stock or make it difficult for Arcadia to raise additional capital. In addition, a large number of shares of common stock are issuable to the Limited Partners of Roosevelt if the Exchange transaction is consummated. Arcadia's stockholders may experience substantial dilution and a reduction in the price that they are able to obtain upon the sale of their shares. As of December 31, 2024, we had 1,364,940 shares of common stock outstanding, substantially all of which Arcadia believes may be sold publicly, subject in some cases to volume and other limitations, provisions or limitations in registration rights agreements, or prospectus delivery or other requirements relating to the effectiveness and use of registration statements registering the resale of such shares. As of December 31, 2024, we had 43,059 shares of Arcadia's common stock issuable upon the exercise of outstanding stock options under our equity incentive plans at a weighted-average exercise price of $86.18 per share, and outstanding warrants and preferred investment options to purchase 1,083,435 shares of common stock at a weighted-average exercise price of $34.27 per share. Subject to applicable vesting requirements, upon exercise of these options or warrants, the underlying shares may be resold into the public market, subject in some cases to volume and other limitations or prospectus delivery requirements pursuant to registration statements registering the resale of such shares. In the case of outstanding options and warrants that have exercise prices that are below the market price of Arcadia's common stock from time to time, Arcadia's stockholders would experience dilution upon the exercise of these options and warrants.

***Arcadia's stock price has been and may continue to be volatile, and you could lose all or part of your investment.***

The market price of Arcadia's common stock has been and may continue to be volatile. After making adjustments for the impact of reverse stock splits, since shares of our common stock were sold in its initial public offering in May 2015 at a price of $6,400.00 per share, Arcadia's stock price has ranged from $1.85 to $6,984.00, through December 31, 2024. The market price of Arcadia's common stock is subject to wide fluctuations in response to various risk factors, some of which are beyond Arcadia's control and may not be related to its operating performance, including:

- addition or loss of significant customers, collaborators or distributors;

- changes in laws or regulations applicable to its industry;

- additions or departures of key personnel;

- the failure of securities analysts to cover its common stock after an offering;

- actual or anticipated changes in expectations regarding its performance by investors or securities analysts;

- price and volume fluctuations in the overall stock market;

- volatility in the market price and trading volume of companies in its industry or companies that investors consider comparable;

- share price and volume fluctuations attributable to inconsistent trading volume levels of its shares;

- sales of its common stock by Arcadia or its stockholders;

- the expiration of contractual lock-up agreements;

- litigation involving us, its industry, or both;

- major catastrophic events; and

- general economic and market conditions and trends.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, interest rate changes, or international currency fluctuations, may cause the market price of Arcadia's common stock to decline. If the market price of Arcadia's common stock fluctuates or declines, you may not realize any return on your investment and may lose some or all of your investment.

***Arcadia expects its operating results to vary significantly from quarter to quarter, which may cause Arcadia's stock price to fluctuate widely.***

Arcadia expects its quarterly operating results to fluctuate widely and unpredictably for the following reasons, among others:

- its significant customer concentration;

- the effectiveness of its marketing and advertising efforts;

- the impact of seasonality on sales of its products;

- adjustments to inventory due to excess or slow-moving;

- supplier or quality problems; and

- variance in the timing of customer and distributor orders for its products.

Any unanticipated change in revenues or operating results is likely to cause Arcadia's stock price to fluctuate since such changes reflect new information available to investors and analysts.

***Arcadia's failure to meet the continued listing requirements of Nasdaq could result in a delisting of its common stock, which could negatively impact the market price and liquidity of its common stock and its ability to access the capital markets.***

Arcadia's common stock is listed on the Nasdaq Capital Market. If Arcadia fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist Arcadia's common stock. Such a delisting would have a negative effect on the price of Arcadia's common stock, impair the ability to sell or purchase Arcadia's common stock when persons wish to do so, and materially adversely affect Arcadia's ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from the Nasdaq Capital Market could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities.

In addition, in connection with the proposed Exchange transaction, the Company will need to file an initial listing application with Nasdaq and satisfy the initial listing standards for listing on the Nasdaq Capital Market, which in certain instances are different from and more restrictive than Nasdaq's continued listing standards. Approval of continued listing of the common stock on the Nasdaq Capital Market is a closing condition under the Exchange Agreement

***Certain of our securities issued in prior offerings include a right to receive the Black-Scholes value of the unexercised portion of those securities in the event of a certain kinds of fundamental transactions, which payments, if applicable, could be significant.***

Certain of our outstanding warrants (which in some instances are denominated as "investment option" securities) to purchase shares of common stock that we issued in prior offerings provide that, in the event of certain kinds of "fundamental transactions," including, among other things, a merger or consolidation of the Company, sale of all or substantially all of our assets or a sale of a certain percentage of our common stock, where the Company is not the surviving entity (as defined in the warrant or investment option) in the transaction or the Company's common stock is no longer registered under the Securities Exchange Act of 1934, as amended, the holders of such warrants have the option, by delivering a notice within 30 days after the closing of the transaction, to require us to pay to such holders an amount of cash equal to the Black-Scholes value of the warrants, calculated as provided in the warrants. The Company believes that these provisions are not applicable to the proposed Exchange transaction with Roosevelt contemplated by the Exchange Agreement, as described elsewhere in this Report. However, if such amounts were determined to be applicable and warrant holders timely delivered notices under the applicable provisions of the warrants, the amounts that the Company might be required to pay under such provisions could be material. In addition, if one or more holders of such warrants or investment options believes that such provisions are applicable and initiates legal proceedings to require the Company to make such payments, resolving such matters could involve significant time and expense, and an adverse outcome could have a material adverse effect on our business, financial condition and results of operations.

**Item 1B. Unresolved Staff Comments.**

Not applicable.

**Item 1C. Cybersecurity.**

We recognize the importance of identifying, assessing and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach including third party assessments, internal IT controls, governance, risk and compliance reviews.

We describe whether and how risks from cybersecurity threats are reasonably likely to materially affect us, including our results of operations and financial condition, under the heading "*Arcadia's business is subject to the risks of security breaches, including cybersecurity incidents."* in Item 1A, "Risk Factors" of Part I of this Report.

Our Audit Committee is responsible for overseeing cybersecurity risks and updates our Board of Directors on cybersecurity matters as needed. The Audit Committee receives periodic updates from management regarding cybersecurity matters and is notified as promptly as practicable of significant new cybersecurity threats or incidents.

Management is responsible for the operational oversight of the company-wide cybersecurity strategy, policy, and standards across relevant departments to assess and help prepare us to address cybersecurity risks.

As of the date of this Report, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

**Item 2. Properties.**

Our corporate headquarters are located in Dallas, Texas with additional office space in Sacramento, California. We believe that our leased facilities are adequate to meet our current needs and that, if needed, suitable additional or alternative space will be available to accommodate our operations.

**Item 3. Legal Proceedings.**

From time to time, we may be subject to legal proceedings, actions, claims, suits, or investigations arising from the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, claims relating to our products, labor and employment claims and other matters. Any litigation or other proceedings could divert management time and attention, could involve significant amounts of legal fees and other fees and expenses, or could result in an adverse outcome having a material adverse effect on our financial condition, cash flows or results of operations. Actions, claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty. Except as described below, we are not currently involved in any legal proceedings that we believe are, individually or in the aggregate, material to our business, results of operations or financial condition. However, regardless of the outcome, litigation can have an adverse impact on us because of associated cost and diversion of management time.

On March 6, 2025, a complaint was filed in the Superior Court of the State of California for the County of San Francisco by the Center for Environmental Health, a non-profit corporation (the "plaintiff"), against approximately 28 named companies, including several major retailers and manufacturers such as Walmart, Whole Foods Market, Smart & Final Stores, and Raleys, as well as many companies that manufacture and market coconut water products, including the Company, alleging violations of the California Safe Drinking Water and Toxic Enforcement Act, known as Proposition 65. Proposition 65 requires, among things, that a specific warning appear on any product sold in California containing a substance listed by that state as having been found to cause cancer or reproductive toxicity. The complaint contends that the defendants violated Proposition 65 by knowingly and intentionally exposing individuals in California to Bisphenol A ("BPA") in coconut water containers. The complaint states that the plaintiff's claims against the Company are limited to the Company's coconut water products packaged in cans. The complaint seeks injunctive relief, including an injunction prohibiting defendants from offering coconut water products sold in California without either reducing the BPA level in the product such that no Proposition 65 warnings are required or providing prior clear and reasonable warnings, and civil penalties. As of the date of this Report, the Company has not responded to the complaint, and intends to vigorously defend against the claims. Due in part to the early stage of the proceedings, we cannot predict the outcome of this matter at this time.

As disclosed above, on December 4, 2024, the Company entered into the Exchange Agreement with Roosevelt providing for the Exchange transaction, and on February 14, 2025, the Company filed a registration statement on

Form S-4 with the SEC, including a preliminary proxy statement/prospectus, relating to shares to be issued in the transaction and a special meeting of stockholders of the Company to be held to approve the issuance of shares in the transaction and related proposals. Since the date of filing of the registration statement, the Company has received several letters (the "Demand Letters") from counsel to purported stockholders of the Company. Each letter asserts that the preliminary proxy statement included in the registration statement was deficient and demanded that the alleged deficiencies be rectified. The Demand Letters allege, among other matters, that corrective disclosures are required to be included in the registration statement to address alleged material misstatements and omissions in the registration statement and that the proxy statement/prospectus contains materially incomplete and misleading information concerning, among other matters, financial projections, financial analysis performed by the entity that provided a fairness opinion to the Company's board of directors in connection with the transaction, potential conflicts of interest involving the Company's financial advisor in connection with the transaction and the Company's insiders, and possible breach of fiduciary duties by the directors of executive officers of the Company in connection with the transaction. Certain of the Demand Letter include a request for inspection of certain books and records of the Company pursuant to Delaware corporate law. It is possible that additional, similar letters may be received, or complaints filed. If this occurs, except as may be required by law, the Company does not intend to announce the filing of any such additional demand letter or any such complaint. The Company believes that the allegations in the Demand Letters are without merit and intends to vigorously defend itself against any complaint that may be filed.

The matters described in this section could divert management time and attention from the Company, and could involve significant amounts of legal fees and other fees and expenses. An adverse outcome in any such proceedings could have a material adverse effect on the Company.

**Item 4. Mine Safety Disclosures.**

Not applicable.

**PART II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Our common stock has been listed on the NASDAQ Stock Market under the symbol "RKDA" since May 15, 2015. Prior to May 15, 2015, there was no public trading for our common stock.

**Holders of Record**

As of March 19, 2025, we had 36 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

**Dividend Policy**

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any decision to declare and pay cash dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, and other factors that our board of directors may deem relevant.

**Securities Authorized for Issuance under Equity Compensation Plans**

See Part III, Item 12, for a description of securities authorized for issuance under equity compensation plans.

**Recent Sales of Unregistered Securities**

Information concerning our sales of unregistered securities during the year ended December 31, 2024, has previously been reported in Current Reports on Form 8-K that we filed during that year.

**Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

We did not repurchase any of our equity securities during the year ended December 31, 2024.

**Item 6. [Reserved]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

**Special Note Regarding Forward-Looking Statements**

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes to those statements included herein. In addition to historical financial information, this Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. The statements contained in this Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "project," "seek," "should," "strategy," "target," "will," "would" and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below. Furthermore, such forward-looking statements speak only as of the date of this Report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.*

*Solely for convenience, the trademarks, service marks and trade names referred to in this Report may appear without the ®, TM, or SM symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, or trade names.*

**Overview**

Since acquiring the assets of Zola in May 2021, Arcadia has provided consumers with a way to rehydrate, reset, and reenergize with Zola coconut water products. Arcadia has leveraged its history as a leader in science-based approaches to develop high value products and drive innovation in the consumer goods industry. Previously, Arcadia developed products primarily in wheat, which it commercialized through the sales of seed, grain and food ingredients and products, and through trait licensing and royalty agreements.

In May 2021, Arcadia's wholly owned subsidiary Arcadia Wellness, LLC ("Arcadia Wellness") acquired the businesses of Eko Holdings, LLC, Lief, LLC, and Zola. The acquisition included Saavy Naturals™, a line of natural body care products, Soul Spring™, a CBD-infused botanical therapy brand in the natural category, and ProVault™, a THC-free CBD sports performance formula made with natural ingredients, providing effective support and recovery for athletes (collectively, "body care brands"). Also included in the purchase was Zola, a coconut water sourced exclusively with sustainably grown coconuts from Thailand. In July 2022, the Company entered into an agreement to license Saavy Naturals to Radiance Beauty and Wellness, Inc. ("Radiance Beauty"). In July 2023, Arcadia's management made the decision to exit the remaining body care brands, Soul Spring and ProVault, as a result of continued pressure on the CBD market due to regulatory uncertainty. Body care operations ceased during the third quarter of 2023.

On May 14, 2024, Arcadia sold its non-GMO Resistant Starch ("RS") durum wheat trait to longtime partner Corteva Agriscience ("Corteva") for total cash consideration of $4.0 million. Under the terms of the agreement, Arcadia retained certain rights to use the RS durum wheat trait. Refer to Note 11 to the consolidated financial statements for further details of the transaction.

On May 16, 2024, Arcadia sold the GoodWheat™ brand to Above Food for net consideration of $3.7 million. The strategic decision to sell GoodWheat enabled the Company to monetize its intellectual property early. The assets sold consisted primarily of grain and finished goods inventories, formulations and trademarks. The disposition of GoodWheat met the "held for sale" criteria per ASC 205-20-45-1B and represented a strategic shift that had a major effect on the Company's operations and financial results. As a result, the financial statements and related notes as of December 31, 2024 and 2023 reflect the GoodWheat disposition as a discontinued operation. The disposition of

GoodWheat resulted in a loss of $1,500 during the year ended December 31, 2024. Refer to Notes 4 and 8 to the consolidated financial statements for further details of the transaction.

## Our Products

*Zola Coconut Water*

Founded in 2002, Zola became part of the Arcadia family of brands in May 2021. Sourced from Thailand, Zola is a pure, natural, 100% coconut water with a crisp, clean taste that's slightly sweet and refreshing. Naturally hydrating and rich in electrolytes, Zola is Non-GMO Project Verified and only contains 60 calories per serving. In taste tests, Zola beat competitors 2 to 1, and the Company believes that it is a superior way to rehydrate, reset and reenergize. Zola flavors include original, original with pulp, espresso, lime and pineapple.

*Agronomic Wheat Traits*

On average, Americans get approximately 20% of their daily calories from wheat. As a result, Arcadia developed a portfolio of non-GMO specialty wheat traits to offer healthier, nutrient-rich wheat options while providing the same baking quality, taste, and texture as traditional wheat. Arcadia's non-GMO Reduced Gluten High Fiber Wheat has fewer allergenic glutens and higher fiber than traditional wheat while Arcadia's non-GMO Extended Shelf-Life Wheat extends the shelf life of milled whole wheat flour.

Arcadia believes that its proprietary intellectual property with multiple non-GMO wheat traits offer functional benefits and a compelling point of differentiation. We intend to seek to monetize our proprietary technology, including through possible asset sale transactions.

## Recent Developments

As described elsewhere in this Report, on December 4, 2024, Arcadia, Roosevelt, and the LP Representatives entered into the Exchange Agreement. Subject to the terms of the Exchange Agreement and to the satisfaction or waiver of the conditions set forth in the Exchange Agreement, at the Closing of the transactions contemplated by the Exchange Agreement, Arcadia agreed to issue shares of its common stock to the Limited Partners of Roosevelt in exchange for all of the Partner Interests in Roosevelt. As a result of the Exchange, Arcadia will continue and Roosevelt will continue as a wholly owned subsidiary of Arcadia. Upon completion of the Exchange, we estimate that the Limited Partners and the Arcadia stockholders as of immediately prior to the Closing will collectively own approximately 90% and 10%, respectively, of the shares of common stock of Arcadia outstanding immediately after the Closing. These percentages are estimates, are subject to certain assumptions and are subject to potential adjustment prior to the Closing, including as a result of changes in the number of outstanding shares of Arcadia common stock. As a result, Arcadia stockholders and the former Roosevelt Limited Partners could own a greater, or a lesser, percentage of the outstanding shares of Arcadia immediately after the Closing than the estimates set forth above.

## Discontinued Operations

As mentioned above, Arcadia exited the GoodWheat and body care brands. In accordance with the provisions of ASC 205-20, Arcadia has separately reported the assets and liabilities of the discontinued operations in the consolidated balance sheets and the results of the discontinued operations as separate components on the consolidated statements of operations and comprehensive loss for all periods presented. See Note 4 to the consolidated financial statements for further information on discontinued operations.

**Components of Our Statements of Operations Data**

***Revenues***

*Product revenues*

Product revenues consist primarily of sales of Zola and GLA products. We recognize revenue from product sales when control of the product is transferred to third-party distributors and manufacturers, collectively "our customers," which generally occurs upon delivery. Revenues fluctuate depending on the timing of shipments of product to our customers and are reported net of estimated chargebacks, returns and losses.

*Royalty Revenues*

Royalty revenues consist of amounts earned from the sale of commercial products that incorporate the Company's traits by third parties. Royalty revenues consist of a minimum annual royalty, offset by amounts earned from the sale of products. The Company recognizes the minimum annual royalty on a straight-line basis over the year, and recognizes royalty revenue resulting from the sale of products when the third parties transfer control of the product to their customers, which generally occurs upon shipment. Royalty revenues can fluctuate depending on the timing of shipments of product by the third parties to their customers.

*License revenues*

License revenues consist of up-front, nonrefundable license fees, annual license fees, and subsequent milestone payments that we receive under our license agreements. Revenue generated from up-front license fees are recognized upon execution of the agreement. We recognize annual license fees when it is probable that a material reversal will not occur.

***Operating Expenses***

*Cost of revenues*

Cost of revenues primarily relates to the sale of Zola products and consists primarily of product and freight costs. Adjustments or write-downs to inventory are also included in cost of revenues.

*Research and development expenses ("R&D")*

Research and development expenses consist of costs incurred in the development and testing of our products. These expenses currently consist primarily of fees paid to product formulation consultants and are expensed as incurred. Additionally, the Company is required from time to time to make certain milestone payments in connection with the development of technologies in-licensed from third parties. The Company's research and development expenses may fluctuate from period to period.

*Gain on sale of intangible assets*

Gain on sale of intangible assets consists of the gain on sale of our RS durum wheat trait to Corteva.

*Gain on sale of property and equipment*

Gain on sale of fixed assets includes gains from the sale of tangible assets sold above their net book value.

*Impairment of property and equipment*

Impairment of property and equipment includes losses from tangible assets due to impairment or recoverability test charges to write down fixed assets to their fair value or recoverability value.

*Impairment of right-of-use ("ROU") asset*

Impairment of ROU assets includes losses from right-of-use assets due to impairment or recoverability test charges to write down the ROU asset to their fair value or recoverability value.

*Selling, general and administrative expenses*

Selling, general and administrative expenses consist primarily of employee costs, professional service fees, broker and sales commission fees, and overhead costs. Our selling, general, and administrative expenses may fluctuate from period to period.

**Interest income**

Interest income consists of interest income on our cash and cash equivalents, investments and note receivable.

**Other income, net**

Other income, net consists of miscellaneous income net of miscellaneous losses.

**Valuation loss on March 2023 PIPE**

Valuation loss on March 2023 PIPE includes the fair value in excess of gross proceeds and the increase in fair value related to the re-pricing of existing warrants.

**Change in the estimated fair value of common stock warrant and option liabilities**

Change in the estimated fair value of common stock warrant and option liabilities is comprised of the fair value remeasurement of the liabilities associated with our financing transactions.

**Issuance and offering costs allocated to liability classified options**

Issuance and offering costs generally include placement agent, legal, advisory, accounting and filing fees related to financing transactions.

**Net loss from discontinued operations**

Net loss from discontinued operations represents results of operations related to the discontinued GoodWheat and body care brands. See Note 4 to the consolidated financial statements for further information on discontinued operations.

**Results of Operations**

*Comparison of the Years Ended December 31, 2024 and 2023*

| | Year Ended December 31, | | $ Change | % Change |
|---|---|---|---|---|
| | 2024 | 2023 | | |
| | (in thousands) | | | |
| Revenues: | | | | |
|   Product | $ 5,012 | $ 4,437 | $ 575 | 13% |
|   License | 7 | 17 | (10) | -59% |
|   Royalty | 26 | — | 26 | 100% |
|     Total revenues | 5,045 | 4,454 | 591 | 13% |
| Operating expenses (income): | | | | |
|   Cost of revenues | 2,963 | 2,174 | 789 | 36% |
|   Research and development | 53 | 64 | (11) | -17% |
|   Gain on sale of intangible assets | (4,000) | — | (4,000) | 100% |
|   Gain on sale of property and equipment | — | (29) | 29 | 100% |
|   Impairment of property and equipment | 36 | — | 36 | 100% |
|   Impairment of ROU asset | — | 113 | (113) | -100% |
|   Selling, general and administrative | 9,641 | 8,234 | 1,407 | 17% |
|     Total operating expenses | 8,693 | 10,556 | (1,863) | -18% |
| Loss from operations | (3,648) | (6,102) | 2,454 | 40% |
| Interest income | 782 | 695 | 87 | 13% |
| Other income, net | 31 | 48 | (17) | -35% |
| Valuation loss on March 2023 PIPE | — | (6,076) | 6,076 | 100% |
| Change in fair value of common stock warrant and option liabilities | (1,474) | 6,544 | (8,018) | -123% |
| Issuance and offering costs allocated to liability classified options | — | (430) | 430 | 100% |
| Net loss from continuing operations before income taxes | (4,309) | (5,321) | 1,012 | 19% |
| Income tax expense | (8) | (8) | — | — |
| Net loss from continuing operations | (4,317) | (5,329) | 1,012 | 19% |
| Net loss from discontinued operations — Body Care | — | (821) | 821 | 100% |
| Net loss from discontinued operations — GoodWheat | (2,721) | (7,836) | 5,115 | 65% |
| Net loss | (7,038) | (13,986) | 6,948 | 50% |
| Net loss attributable to non-controlling interest | — | (5) | 5 | 100% |
| Net loss attributable to common stockholders | $ (7,038) | $ (13,981) | $ 6,943 | 50% |

***Revenues***

Product revenues accounted for 99% and 100% of our total revenues in 2024 and 2023, respectively. The $575,000, or 13%, increase in product revenues in 2024 compared to 2023 was driven by an increase in coconut water revenue of $1.3 million, resulting from higher sales volume, partially offset by a decline in sales of GLA oil. The Company did not implement any price increases in 2024.

License revenues were $7,000 and $17,000 in 2024 and 2023, respectively. The decrease in license revenues resulted from fewer annual license fees.

Royalty revenues were $26,000 in 2024 related to HB4 soybeans. There were no royalty revenues in 2023.

***Operating expenses (income)***

*Cost of revenues*

Cost of revenues increased by $789,000, or 36%, in 2024 compared to 2023. This was driven by an increase in Zola units sales as product costs made up 84% of the total cost of revenues in 2024. Refer to Note 19 to the consolidated financial statements for details of cost of revenues.

*Research and development*

Research and development expenses decreased by $11,000, or 17%, in 2024 compared to 2023, reflecting our strategy to develop the Zola brand by leveraging our existing resources and minimizing new investment.

*Gain on sale of intangible assets*

During 2024, the Company realized a gain of $4.0 million related to the sale of its RS durum wheat trait to Corteva. There was no such gain recorded during 2023.

*Gain on sale of property and equipment*

During 2023, the Company sold property and equipment for net proceeds exceeding book value by $29,000. There was no such gain from sale of property and equipment in 2024.

*Impairment of property and equipment*

During 2024, the Company recognized impairment of property and equipment held for sale related to Archipelago of $36,000 based on estimated market price. There was no such impairment of property and equipment during 2023.

*Impairment of ROU asset*

During 2023, the Company recognized $113,000 of impairment related to ROU assets. There was no impairment of ROU assets recognized during 2024.

*Selling, General, and Administrative*

Selling, general, and administrative expenses increased by $1.4 million, or 17%, in 2024 compared to 2023. This was driven by $1.4 million of transaction costs related to the sale of GoodWheat assets to Above Food as well as the pending transaction with Roosevelt Resources, which included consulting and legal expenses. In addition, there was employee related costs of $600,000 related to the restructuring of the business.

***Interest income***

During 2024, the Company recognized interest income of $782,000, of which $310,000 was related to discount amortization and accrued interest on the promissory note from Above Food. The remaining difference was related to interest from investments. During 2023, the Company recognized interest income of $695,000.

***Other income, net***

During 2024, the Company recognized other income of $31,000 as compared to $48,000 in 2023.

***Valuation loss on March 2023 PIPE***

During the year ended December 31, 2023, the Company recognized a $6.1 million valuation loss related to the March 2023 PIPE financing transaction. The valuation loss includes the fair value in excess of gross proceeds and the increase in fair value related to the re-pricing of existing warrants. There was no such valuation loss in 2024.

***Change in fair value of common stock warrant and option liabilities***

The change in the estimated fair value of common stock warrant and option liabilities resulted in a loss of $1.5 million and a gain of $6.5 million during the year ended December 31, 2024 and 2023, respectively, related to the change in the estimated fair value of the liability classified preferred investment options issued in connection with the March 2023 PIPE and August 2022 Registered Direct Offering financing transactions.

***Issuance and offering costs allocated to liability options***

Issuance and offering costs were $430,000 during the year ended December 31, 2023 and were related to the liability classified options issued in the March 2023 PIPE financing transaction. There were no such issuance and offering costs in 2024.

***Income tax expense***

The income tax provision resulted in an expense of $8,000 during each of the years ended December 31, 2024 and 2023.

***Net loss from discontinued operations***

Net loss from discontinued operations for Body Care was $0 and $821,000 during 2024 and 2023, respectively. Net loss from discontinued operations for GoodWheat was $2.7 million and $7.8 million during 2024 and 2023, respectively. See Note 4 to the consolidated financial statements for further information on discontinued operations.

**Seasonality**

The coconut water category, similar to other beverages, is seasonal. Generally, sales volumes are highest during our second and third fiscal quarters when the weather is warmer.

**Liquidity and Capital Resources**

We have funded our operations primarily with the net proceeds from our private and public offerings of our equity securities and debt, as well as proceeds from the sale of our products and payments under license agreements. Our principal use of cash is to fund our operations, which are primarily focused on commercializing our products. Our contractual obligations are primarily related to our operating leases for facilities, land and equipment. Refer to Note 16 to the consolidated financial statements for details of our leasing arrangements. As of December 31, 2024, we had cash and cash equivalents of $4.2 million. For the years ended December 31, 2024 and 2023, the Company had net losses of $7.0 million and $14.0 million, respectively, and net cash used in operations of $9.6 million and $15.3 million, respectively.

### *Going Concern; Material Cash Requirements*

We believe that our existing cash and cash equivalents will not be sufficient to meet our anticipated cash requirements for at least the next 12 months from the issuance date of our 2024 financial statements, and thus raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will require additional funding in the near term to fund our business and the marketing and sale of our products and to provide working capital to fund other aspects of our business. There are no assurances that required funding will be available at all or will be available in sufficient amounts or on reasonable terms. We may seek to raise additional funds through debt or equity financings, if necessary. We may also consider entering into additional partner arrangements. Any sale of additional equity would result in dilution to our stockholders. Our incurrence of debt would result in debt service obligations, and the instruments governing our debt could provide for additional operating and financing covenants that would restrict our operations. If we require additional funds and are not able to secure adequate additional funding, we may be forced to reduce our spending, extend payment terms with our suppliers, liquidate assets, or suspend or curtail planned product launches. Any of these actions could materially harm our business, results of operations and financial condition.

As noted above, through December 31, 2024, we have incurred substantial losses. We will be required to obtain additional cash resources in the near term in order to support our operations and activities. The availability of required additional funding cannot be assured. In addition, an adverse outcome in legal or regulatory proceedings in which we are or could become involved could adversely affect our liquidity and financial position. If we are not able to obtain additional required equity or debt funding, our cash resources would be significantly limited and could become depleted, and we could be required to materially reduce or suspend operations, or seek dissolution and liquidation, or bankruptcy protection. No assurance can be given as to the timing or ultimate success of obtaining future funds.

### *Liquidity*

The following table summarizes total current assets, current liabilities and working capital for the dates indicated (in thousands):

| | As of December 31, | | | |
|---|---|---|---|---|
| | **2024** | | **2023** | |
| Current assets | $ | 9,242 | $ | 14,972 |
| Current liabilities | | 2,563 | | 3,590 |
| Working capital surplus | $ | 6,679 | $ | 11,382 |

### *Cash Flows*

The following table summarizes our cash flows for the periods indicated (in thousands):

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **2024** | | **2023** | |
| Net cash (used in) provided by: | | | | |
| Operating activities | $ | (9,627) | $ | (15,294) |
| Investing activities | | 7,342 | | (4,344) |
| Financing activities | | 9 | | 5,512 |
| Net decrease in cash and cash equivalents | $ | (2,276) | $ | (14,126) |

*Cash flows from operating activities*

Cash used in operating activities for the year ended December 31, 2024 was $9.6 million. With respect to our net loss of $7.0 million, non-cash charges including the change in fair value of common stock warrant and option liabilities of $1.5 million, $113,000 of depreciation, $652,000 of lease amortization, $512,000 of stock-based compensation, $154,000 of write-downs of inventory, $36,000 of impairment of property and equipment, offset by $157,000 of amortization of note receivable discount, a gain on disposal of property and equipment of $65,000, a gain on sale of our RS durum wheat trait of $4.0 million, adjustments in our working capital accounts of $596,000, and operating lease payments of $850,000.

Cash used in operating activities for the year ended December 31, 2023 was $15.3 million. With respect to our net loss of $14.0 million, non-cash charges, including $430,000 of issuance and offering costs, $6.1 million of valuation loss recognized for the March 2023 PIPE, $717,000 of stock-based compensation, $697,000 of lease amortization, $287,000 of depreciation, $444,000 of write-downs of inventory and $113,000 of impairment of ROU assets, were offset by the change in fair value of common stock warrant and option liabilities of $6.5 million, adjustments in our working capital accounts of $2.7 million, a gain on disposal of property and equipment of $40,000, and operating lease payments of $764,000.

*Cash flows from investing activities*

Cash used in investing activities for the year ended December 31, 2024 consisted of proceeds of $334,000 from the sale of property and equipment, proceeds from the sale of investments of $5.0 million, proceeds from the sale of our RS durum wheat trait of $4.0 million, offset by cash paid related to the GoodWheat sale of $2.0 million and $16,000 of purchases of property and equipment.

Cash used in investing activities for the year ended December 31, 2023 consisted of proceeds of $115,000 from the sale of property and equipment, proceeds of $569,000 from the sale of Verdeca, and proceeds of $2.5 million from the sale of investments, offset by $5,000 of purchases of property and equipment and $7.5 million of purchases of investments.

*Cash flows from financing activities*

Cash provided by financing activities for the year ended December 31, 2024 consisted of proceeds from the purchase of ESPP shares of $9,000.

Cash provided by financing activities for the year ended December 31, 2023 consisted of gross proceeds of $6.0 million from the March 2023 PIPE financing transaction and proceeds from the purchase of ESPP shares of $12,000, which were offset by payments of transaction costs related to the March 2023 PIPE financing transaction of $497,000.

**Off-Balance Sheet Arrangements**

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities, other than Verdeca, a joint venture sold in November 2020.

**Critical Accounting Estimates**

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider our critical accounting estimates to be revenue recognition, determination of the provision for income taxes, and net realizable value of inventory.

*Revenue recognition*

We recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. See Note 2 for further detail on each of the below revenue streams.

We generally recognize product revenues once passage of title has occurred, which is generally upon delivery. Shipping and handling costs charged to customers are recorded as revenues and included in cost of revenues at the time the sale is recognized.

We have determined that, at the inception of each license agreement, there is only one deliverable for the license for access to and assistance with the development of the specified intellectual property. We recognize revenue up-front and annual license fees in full when it is deemed probable to be earned.

We recognize royalty revenue when the Company can reasonably determine the amounts earned.

We recognize revenue related to milestone payments when it is probable that such amounts would not be reversed.

*Determination of the provision for income taxes*

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

*Net realizable value of inventory*

Inventory costs are tracked on a lot-identified basis, valued at the lower of cost or net realizable value and are included as cost of revenues when sold. We compare the cost of inventories with market value and write down inventories to net realizable value, if lower. We write down inventory when conditions indicate that the net realizable value may be less than cost due to physical deterioration, obsolescence, changes in price levels or other factors. Additionally, we provide reserves for excess and slow-moving inventory to its estimated net realizable value. The inventory write-downs are based upon estimates about future demand from our customers and distributors and market conditions. Future events that could significantly influence our judgment and related estimates include conditions in target markets, introduction of new products or changes to current or future competitor products.

**Recent Accounting Pronouncements**

For discussions of the adoption and potential impacts of recently issued accounting standards, refer to Note 3 – Recent Accounting Pronouncements.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

Not applicable.

**Item 8. Financial Statements and Supplementary Data.**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm .................................................................................... 27

Consolidated Balance Sheets ......................................................................................................................... 29

Consolidated Statements of Operations and Comprehensive Loss ....................................................................... 30

Consolidated Statement of Stockholders' Equity ............................................................................................... 31

Consolidated Statements of Cash Flows .......................................................................................................... 32

Notes to Consolidated Financial Statements ..................................................................................................... 33

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the stockholders and the Board of Directors of Arcadia Biosciences, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Arcadia Biosciences, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit, recurring net losses and net cash used in operations, and resources that will not be sufficient to meet its anticipated cash requirements, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

***Identification and recognition of contingent features within note receivable – Refer to Note 8 to the financial statements***

*Critical Audit Matter Description*

The Company sold its GoodWheat brand to Above Food Ingredients Corp ("Above Food"). As consideration for the sale, the Company received a promissory note during the year ended December 31, 2024. The promissory note contains contingent features, including an option that requires Above Food to cause its parent entity, Above Food Ingredients Inc. ("Parent Company"), to issue to the Company publicly traded stock of Parent Company in exchange for the cancellation of a portion of the principal of the promissory note, as well as default provisions. The Company bifurcated the contingent features of the promissory note in accordance with ASC 815, "Derivatives and Hedging", and separately recognized the contingent features.

We identified the accounting for the contingent features within the promissory note as a critical audit matter due to the significant judgement that were used by management in the initial identification and recognition of such contingent features. This required a high degree of auditor judgment, subjectivity, and effort, including the need to involve professionals in our firm with expertise in ASC 815 in performing procedures and evaluating audit evidence relating to management's initial identification and recognition of such contingent features.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures over the promissory note recognition included the following, among others:

- We obtained and reviewed the terms of the promissory note which included reviewing management's identification of the contingent features.

- With the involvement of professionals in our firm with expertise in ASC 815, based on the terms of the promissory note, we evaluated the appropriateness of management's application of ASC 815, in the determination of the accounting and recognition of the promissory note's contingent features.


/s/ Deloitte & Touche LLP

Tempe, Arizona

March 25, 2025

We have served as the Company's auditor since 2007.

**Arcadia Biosciences, Inc.**
**Consolidated Balance Sheets**

*(In thousands, except share data)*

| | | As of December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 4,242 | $ | 6,518 |
| Short-term investments | | — | | 5,124 |
| Accounts receivable and other receivables, net of allowance for doubtful accounts of $0 as of December 31, 2024 and 2023 | | 1,175 | | 506 |
| Inventories, net — current | | 904 | | 837 |
| Assets held for sale | | — | | 51 |
| Note receivable — current | | 1,894 | | — |
| Prepaid expenses and other current assets | | 931 | | 807 |
| Current assets of discontinued operations — GoodWheat | | 96 | | 1,129 |
| Total current assets | | 9,242 | | 14,972 |
| Property and equipment, net | | 41 | | 70 |
| Right of use assets | | 137 | | 792 |
| Inventories, net — noncurrent | | — | | 196 |
| Intangible assets, net | | 39 | | 39 |
| Note receivable — noncurrent | | 3,966 | | — |
| Other noncurrent assets | | 92 | | 164 |
| Noncurrent assets of discontinued operations — GoodWheat | | — | | 3,472 |
| Total assets | $ | 13,517 | $ | 19,705 |
| **Liabilities and stockholders' equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued expenses | $ | 2,108 | $ | 1,910 |
| Amounts due to related parties | | 30 | | 58 |
| Operating lease liability — current | | 155 | | 852 |
| Other current liabilities | | 270 | | 270 |
| Current liabilities of discontinued operations — GoodWheat | | — | | 500 |
| Total current liabilities | | 2,563 | | 3,590 |
| Operating lease liability — noncurrent | | — | | 155 |
| Common stock warrant and option liabilities | | 2,731 | | 1,257 |
| Other noncurrent liabilities | | 2,000 | | 2,000 |
| Total liabilities | | 7,294 | | 7,002 |
| Commitments and contingencies (Note 15) | | | | |
| Stockholders' equity: | | | | |
| Common stock, $0.001 par value—150,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 1,364,940 and 1,285,337 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively. | | 65 | | 65 |
| Additional paid-in capital | | 285,036 | | 284,515 |
| Accumulated other comprehensive income | | — | | 101 |
| Accumulated deficit | | (278,878) | | (271,840) |
| Total Arcadia Biosciences stockholders' equity | | 6,223 | | 12,841 |
| Non-controlling interest | | — | | (138) |
| Total stockholders' equity | | 6,223 | | 12,703 |
| Total liabilities and stockholders' equity | $ | 13,517 | $ | 19,705 |

The accompanying notes are an integral part of these consolidated financial statements.

**Arcadia Biosciences, Inc.**
**Consolidated Statements of Operations and Comprehensive Loss**

*(In thousands, except share and share data)*

| | Year Ended December 31, | | | |
| | 2024 | | 2023 | |
|---|---|---|---|---|
| Revenues: | | | | |
|    Product | $ | 5,012 | $ | 4,437 |
|    License | | 7 | | 17 |
|    Royalty | | 26 | | — |
|      Total revenues | | 5,045 | | 4,454 |
| Operating expenses (income): | | | | |
|    Cost of revenues | | 2,963 | | 2,174 |
|    Research and development | | 53 | | 64 |
|    Gain on sale of intangible assets | | (4,000) | | — |
|    Gain on sale of property and equipment | | — | | (29) |
|    Impairment of property and equipment | | 36 | | — |
|    Impairment of ROU asset | | — | | 113 |
|    Selling, general and administrative | | 9,641 | | 8,234 |
|      Total operating expenses | | 8,693 | | 10,556 |
| Loss from operations | | (3,648) | | (6,102) |
| Interest income | | 782 | | 695 |
| Other income, net | | 31 | | 48 |
| Valuation loss on March 2023 PIPE | | — | | (6,076) |
| Change in fair value of common stock warrant and option liabilities | | (1,474) | | 6,544 |
| Issuance and offering costs allocated to liability classified options | | — | | (430) |
| Net loss from continuing operations before income taxes | | (4,309) | | (5,321) |
| Income tax expense | | (8) | | (8) |
| Net loss from continuing operations | | (4,317) | | (5,329) |
| Net loss from discontinued operations — Body Care | | — | | (821) |
| Net loss from discontinued operations — GoodWheat | | (2,721) | | (7,836) |
| Net loss | | (7,038) | | (13,986) |
| Net loss attributable to non-controlling interest | | — | | (5) |
| Net loss attributable to common stockholders | $ | (7,038) | $ | (13,981) |
| Net loss per share attributable to common stockholders: | | | | |
|    Basic and diluted from continuing operations | $ | (3.17) | $ | (4.30) |
|    Basic and diluted from discontinued operations | $ | (2.00) | $ | (6.99) |
| Net loss per basic and diluted share attributable to common stockholders | $ | (5.17) | $ | (11.29) |
| Weighted-average number of shares used in per share calculations: | | | | |
|    Basic and diluted | | 1,363,303 | | 1,236,934 |
| Other comprehensive income, net of tax | | | | |
| Unrealized gains on available-for-sale securities | $ | 127 | $ | 101 |
| Reclassification adjustment for gains on available-for-sale securities included in net loss | | (228) | | — |
|    Change in unrealized gains on available-for-sale securities | $ | (101) | $ | 101 |
| Comprehensive loss | $ | (7,139) | $ | (13,880) |

The accompanying notes are an integral part of these consolidated financial statements.

**Arcadia Biosciences, Inc.**
**Consolidated Statements of Stockholders' Equity**
*(In thousands, except share data)*

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income | Non-controlling Interest | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| Balance at December 31, 2022 | 616,079 | $ 65 | $ 278,827 | $ (257,859) | $ — | $ (133) | $ 20,900 |
| Issuance of shares related to March 2023 PIPE | 165,500 | — | 4,740 | — | — | — | 4,740 |
| Modification of warrants related to March 2023 PIPE | — | — | 219 | — | — | — | 219 |
| Issuance of shares related to August 2022 pre-funded warrants exercise | 56,813 | — | — | — | — | — | — |
| Issuance of shares related to March 2023 pre-funded warrants exercise | 425,834 | — | — | — | — | — | — |
| Issuance of shares related to employee stock purchase plan | 1,993 | — | 12 | — | — | — | 12 |
| Issuance of shares related to reverse stock split | 19,118 | — | — | — | — | — | — |
| Stock-based compensation | — | — | 717 | — | — | — | 717 |
| Unrealized gains on available-for-sale securities | — | — | — | — | 101 | — | 101 |
| Net loss | — | — | — | (13,981) | — | (5) | (13,986) |
| Balance at December 31, 2023 | 1,285,337 | $ 65 | $ 284,515 | $ (271,840) | $ 101 | $ (138) | $ 12,703 |
| Issuance of shares related to March 2023 pre-funded warrants exercise | 75,000 | — | — | — | — | — | — |
| Issuance of shares related to employee stock purchase plan | 4,603 | — | 9 | — | — | — | 9 |
| Stock-based compensation | — | — | 512 | — | — | — | 512 |
| Change in unrealized gains on available-for-sale securities | — | — | — | — | (101) | — | (101) |
| Write-down of non-controlling interest | — | — | — | — | — | 138 | 138 |
| Net loss | — | — | — | (7,038) | — | — | (7,038) |
| Balance at December 31, 2024 | 1,364,940 | $ 65 | $ 285,036 | $ (278,878) | $ — | $ — | $ 6,223 |

The accompanying notes are an integral part of these consolidated financial statements.

**Arcadia Biosciences, Inc.**
**Consolidated Statements of Cash Flows**
*(In thousands)*

| | Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ (7,038) | $ (13,986) |
| Adjustments to reconcile net loss to cash used in operating activities: | | |
| Change in fair value of common stock warrant and option liabilities | 1,474 | (6,544) |
| Issuance and offering costs allocated to liability classified options | — | 430 |
| Valuation loss on March 2023 PIPE | — | 6,076 |
| Depreciation | 113 | 287 |
| Lease amortization | 652 | 697 |
| Amortization of note receivable discount | (157) | — |
| Gain on disposal of property and equipment | (65) | (40) |
| Gain on sale of RS durum wheat trait | (4,000) | — |
| Stock-based compensation | 512 | 717 |
| Bad debt expense | — | 20 |
| Write-down of inventories | 154 | 444 |
| Impairment of property and equipment | 36 | — |
| Impairment of ROU asset | — | 113 |
| Write-down of non-controlling interest | 138 | — |
| Changes in operating assets and liabilities: | | |
| Accounts receivable and other receivables | (762) | 184 |
| Inventories | 550 | (2,419) |
| Prepaid expenses and other current assets | (124) | 1 |
| Other noncurrent assets | 72 | 2 |
| Accounts payable and accrued expenses | (303) | (522) |
| Amounts due to related parties | (29) | 10 |
| Operating lease payments | (850) | (764) |
| Net cash used in operating activities | (9,627) | (15,294) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Proceeds from sale of property and equipment | 334 | 115 |
| Proceeds from sale of Verdeca — earn-out received | — | 569 |
| Proceeds from sale of investments | 5,024 | 2,502 |
| Proceeds from sale of RS durum wheat trait | 4,000 | — |
| Cash paid related to sale of GoodWheat | (2,000) | — |
| Purchases of property and equipment | (16) | (5) |
| Purchases of investments | — | (7,525) |
| Net cash provided by (used in) investing activities | 7,342 | (4,344) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Proceeds from issuance of common stock, pre-funded warrants and preferred investment options from March 2023 PIPE | — | 5,997 |
| Payments of offering costs relating to March 2023 PIPE | — | (497) |
| Proceeds from ESPP purchases | 9 | 12 |
| Net cash provided by financing activities | 9 | 5,512 |
| Net decrease in cash and cash equivalents | (2,276) | (14,126) |
| Cash and cash equivalents — beginning of period | 6,518 | 20,644 |
| Cash and cash equivalents — end of period | $ 4,242 | $ 6,518 |
| | | |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| NONCASH TRANSACTIONS: | | |
| Common stock options issued to placement agent and included in offering costs related to March 2023 PIPE | $ — | $ 212 |
| Warrant and option modifications included in Valuation loss on March 2023 PIPE | $ — | $ 404 |
| Proceeds from sale of property and equipment in accounts receivable and other receivables | $ — | $ 8 |
| Right of use assets obtained in exchange for new operating lease liabilities | $ 86 | $ — |
| Note receivable recognized from sale of GoodWheat | $ 5,705 | $ — |

The accompanying notes are an integral part of these consolidated financial statements.

**Arcadia Biosciences, Inc.**
**Notes to Consolidated Financial Statements**

## Note 1. Description of Business

### *Organization*

Arcadia Biosciences, Inc. (the "Company," "Arcadia" or "management"), was incorporated in Arizona in 2002 and maintains its headquarters in Dallas, Texas, with additional office space in Sacramento, California. The Company was reincorporated in Delaware in March 2015.

Since acquiring the assets of Zola in May 2021, Arcadia has provided consumers with a way to rehydrate, reset, and reenergize with Zola coconut water products. Arcadia has leveraged its history as a leader in science-based approaches to develop high value products and drive innovation in the consumer goods industry. Previously, Arcadia developed products primarily in wheat, which it commercialized through the sales of seed, grain and food ingredients and products, and through trait licensing and royalty agreements.

On May 16, 2024, Arcadia sold the GoodWheat™ brand to Above Food for net consideration of $3.7 million. The strategic decision to sell GoodWheat enabled the Company to monetize its intellectual property early. The assets sold consisted primarily of grain and finished goods inventories, formulations and trademarks. The disposition of GoodWheat met the "held for sale" criteria per ASC 205-20-45-1B and represented a strategic shift that had a major effect on the Company's operations and financial results. As a result, the financial statements and related notes as of December 31, 2024 and 2023 reflect the GoodWheat disposition as a discontinued operation. The disposition of GoodWheat resulted in a loss of $1,500 during the year ended December 31, 2024. Refer to Notes 4 and 8 to the consolidated financial statements for further details of the transaction.

On May 14, 2024, Arcadia sold its non-GMO Resistant Starch ("RS") durum wheat trait to longtime partner Corteva Agriscience ("Corteva") for total cash consideration of $4.0 million. Under the terms of the agreement, Arcadia retained certain rights to use the RS durum wheat trait. Refer to Note 11 to the consolidated financial statements for further details of the transaction.

In May 2021, Arcadia's wholly owned subsidiary Arcadia Wellness, LLC ("Arcadia Wellness") acquired the businesses of Eko Holdings, LLC, Lief, LLC, and Zola. The acquisition included Saavy Naturals™, a line of natural body care products, Soul Spring™, a CBD-infused botanical therapy brand in the natural category, and ProVault™, a THC-free CBD sports performance formula made with natural ingredients, providing effective support and recovery for athletes (collectively, "body care brands"). Also included in the purchase was Zola, a coconut water sourced exclusively with sustainably grown coconuts from Thailand. In July 2022, the Company entered into an agreement to license Saavy Naturals to Radiance Beauty and Wellness, Inc. ("Radiance Beauty"). In July 2023, Arcadia's management made the decision to exit the remaining body care brands, Soul Spring and ProVault, as a result of continued pressure on the CBD market due to regulatory uncertainty. Body care operations ceased during the third quarter of 2023.

In August 2019, the Company entered into a joint venture agreement with Legacy Ventures Hawaii, LLC ("Legacy," see Note 9) to grow, extract, and sell hemp products. The partnership Archipelago Ventures Hawaii, LLC ("Archipelago"), combined the Company's genetic expertise and resources with Legacy's experience in hemp extraction and sales. In October 2021, Arcadia and Legacy mutually agreed to wind down the cultivation activities of Archipelago, due to regulatory challenges and a saturated hemp market.

In February 2012, the Company formed Verdeca, which was equally owned with Bioceres. Verdeca was formed to develop and deregulate soybean varieties using both partners' agricultural technologies. In November 2020, Arcadia sold its membership interest in Verdeca to Bioceres in a transaction in which Arcadia received cash, shares of Bioceres stock and a royalty stream of up to $10.0 million on sales of Haab 4 soybeans ("HB4"). An additional $2.0 million in cash is to be paid to Arcadia upon Verdeca of achieving commercial plantings of at least 200,000 hectares of HB4 or China approving the HB4 soybean trait for "food and feed". During 2022, Bioceres received China's approval of the HB4 soybean trait and as a result, Arcadia recorded license revenue of $862,000 and a gain on sale of Verdeca of $1.1 million on the consolidated statements of operations and comprehensive loss. The Company received the full payment of $2.0 million as of December 31, 2023.

*Reverse Stock Split*

In February 2023, the Company's board of directors approved a reverse split of 40:1 on the Company's issued and outstanding common stock. On February 15, 2023, the Company's stockholders approved the certificate of amendment to the Company's certificate of incorporation, which the Company filed on February 27, 2023 with the Secretary of State of Delaware to effect the reverse split on March 1, 2023. As a result of the reverse stock split, 19,118 additional shares of common stock were issued in lieu of fractional shares. All issued and outstanding common stock, options to purchase common stock and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the reverse stock split for all periods presented.

*Liquidity, Capital Resources, and Going Concern*

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities during the normal course of business. Since inception, the Company has financed its operations primarily through equity and debt financings. As of December 31, 2024, the Company had an accumulated deficit of $278.9 million and cash and cash equivalents of $4.2 million. For the years ended December 31, 2024 and 2023, the Company had net losses of $7.0 million and $14.0 million, respectively, and net cash used in operations of $9.6 million and $15.3 million, respectively. The Company believes that its existing cash and cash equivalents will not be sufficient to meet its anticipated cash requirements for at least the next 12 months from the issuance date of these financial statements, and thus raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company may seek to raise additional funds through debt or equity financings. The Company may also consider entering into additional partner arrangements. The sale of additional equity would result in dilution to the Company's stockholders. The incurrence of debt would result in debt service obligations, and the instruments governing such debt could provide for additional operating and financing covenants that would restrict operations. If the Company requires additional funds and is unable to secure adequate additional funding at terms agreeable to the Company, the Company may be forced to reduce spending, extend payment terms with suppliers, liquidate assets, or suspend or curtail planned product launches. Any of these actions could materially harm the business, results of operations and financial condition.

## Note 2. Summary of Significant Accounting Policies

### Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Archipelago. All intercompany balances and transactions have been eliminated in consolidation. The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP ("GAAP"), and with the rules of the Securities and Exchange Commission.

The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities ("VIEs"). This approach focuses on determining whether the Company has the power to direct the activities of the VIE that most significantly affect the VIE's economic performance and whether the Company has the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE.

For all periods presented, the Company has determined that it is the primary beneficiary of Archipelago, a joint venture, as it has a controlling interest in Archipelago. Accordingly, the Company consolidates Archipelago in the consolidated financial statements after eliminating intercompany transactions. For consolidated joint ventures, the non-controlling partner's share of the assets, liabilities and operations of the joint venture is included in non-controlling interest as equity of the Company. The non-controlling partner's interest is generally computed as the joint venture partner's ownership percentage of Archipelago. Net loss attributable to non-controlling interest of $0 and $5,000 is recorded as an adjustment to net loss to arrive at net loss attributable to common stockholders for the years ended December 31, 2024 and 2023, respectively. The non-controlling partner's equity interest is presented as non-controlling interest on the consolidated balance sheets as of December 31, 2024 and 2023. Non-controlling interest on the consolidated balance sheet was fully written-off as of December 31, 2024.

### Reclassifications

Certain previously reported financial information has been reclassified to conform to the current year presentation. See Note 4 to the consolidated financial statements for a discussion of the reclassification of the financial presentation of our former GoodWheat and body care brands reported as discontinued operations. Unless otherwise noted, amounts and disclosures throughout these notes to consolidated financial statements relate solely to continuing operations and exclude all discontinued operations.

### Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions in the Company's consolidated financial statements and notes thereto. Significant estimates and assumptions made by management included the determination of revenue recognition, the provision for income taxes, net realizable value of inventory, and fair value of the preferred investment option and contingent liabilities. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

### Cash and cash equivalents

The Company considers any liquid investment with a stated maturity of three months or less at the date of purchase to be a cash equivalent. Cash and cash equivalents consist of cash on deposit with banks and money-market funds. The Company limits cash investments to financial institutions with high credit standings; therefore, management believes that there is no significant exposure to any credit risk in the Company's cash and cash equivalents.

*Investments in debt and equity securities*

Investments in debt and equity securities are carried at fair value and classified as short-term investments. Unrealized gains and losses are included in accumulated other comprehensive income, which is reflected as a separate component of stockholder's equity in the consolidated balance sheets. Gains and losses are recognized when realized in the consolidated statements of operations and comprehensive loss. Investment securities are reported as cash and cash equivalent, short-term investments or long-term investments in the consolidated balance sheets based on the nature of the investments and maturity period. Short-term investments have maturities of less than a year and long-term investments have maturities of a year and greater from the balance sheet date.

*Other-than-temporary impairments on investments*

The Company regularly reviews each of its investments for impairment by determining if the investment has sustained an other-than-temporary decline in its value, in which case the investment is written down to its fair value by a charge to earnings. Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include (i) the market value of the investment in relation to its cost basis, (ii) the financial condition of the investment, and (iii) the Company's intent and ability to retain the investment for a sufficient period of time to allow for recovery of the market value of the investment. As of December 31, 2024 and 2023, there was no impairment of the Company's investments.

*Accounts receivable and other receivables*

Accounts receivable represents amounts owed to the Company from product sales, licenses, and royalties. Other receivables represent amounts owed to the Company for miscellaneous non-trade activities including the sale of property and equipment. The carrying value of the Company's receivables represents estimated net realizable values. The Company generally does not require collateral and estimates any required allowance for doubtful accounts based on historical collection trends, the age of outstanding receivables, and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is recorded accordingly. Past-due receivable balances are written off when the Company's internal collection efforts have been unsuccessful in collecting the amounts due. The Company had $0 amounts reserved for doubtful accounts at December 31, 2024 and 2023, and the allowance activity during each of the years ended December 31, 2024 and 2023, was immaterial.

*Inventory*

Inventory costs are tracked on a lot-identified basis and are included as cost of revenues when sold. Inventories are stated at the lower of cost or net realizable value. The Company makes adjustments to inventory when conditions indicate that the net realizable value may be less than cost due to physical deterioration, obsolescence, changes in price levels, or other factors. Additional adjustments to inventory are made for excess and slow-moving inventory on hand that is not expected to be sold within a reasonable timeframe to reduce the carrying amount to its estimated net realizable value.

Inventories mainly consist of coconut water imported from Thailand and freight costs.

The inventories—current line item on the balance sheet represents inventory forecasted to be sold or used in production in the next 12 months, as of the balance sheet date, and consist primarily of Zola Coconut water.

Raw materials inventories consists of in-transit Zola Coconut Water. Finished goods inventories consist of Zola Coconut Water that are available for sale.

*Note receivable*

In connection with the sale of GoodWheat to Above Food, the Company received a $6.0 million promissory note dated May 14, 2024. The promissory note has a term of three years and accrues interest at the Wall Street Journal prime rate.  On each of the first, second and third anniversaries of the promissory note, accrued interest and $2.0 million of principal are payable to Arcadia. The first installment payment due in 2025 is classified as current and the remaining installment payments due in 2026 and 2027 are classified as noncurrent on the consolidated balance sheet.

The promissory note was assessed using the current expected credit loss ("CECL") model under ASC 326-20. Based on the information available, the Company determined that no allowance for credit loss was needed regarding the promissory note as of December 31, 2024.

Refer to Note 8 for more information on the note receivable.

*Property and equipment*

Property and equipment acquisitions are recorded at cost. Provisions for depreciation are calculated using the straight-line method over the following average estimated useful lives of the assets:

|  | Years |
|---|---|
| Software and computer equipment | 3 |
| Machinery and equipment | 2-20 |
| Furniture and fixtures | 7 |
| Leasehold improvements | 2-10* |

*Leasehold improvements are depreciated over the shorter of the estimated life of the asset or the remaining life of the lease.*

The Company evaluates if events and circumstances have occurred that indicate the remaining estimated useful life of fixed assets may warrant revision or that the remaining balance of these assets may not be recoverable. In evaluating for recoverability, the Company estimates the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. In the event that the balance of any asset exceeds the future undiscounted cash flow estimate, impairment is recognized based on the excess of the carrying amounts of the asset above its estimated fair value.

*Fair value of financial instruments*

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities, are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2 inputs are observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 inputs are unobservable inputs for the asset or liability.

*Concentration of risk*

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple counterparties and monitoring the risk profiles of these counterparties.

*Customer concentration*

Significant customers are those that represent greater than 10% of the Company's total revenues or gross accounts receivable balance at each respective balance sheet date.

Customers representing greater than 10% of accounts receivable were as follows (in percentages):

| | As of December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Customer B | — | 21 |
| Customer D | 13 | — |
| Customer E | 10 | — |

Customers representing greater than 10% of total revenues were as follows (in percentages):

| | For Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Customer B | 10 | — |
| Customer C | 18 | 13 |
| Customer F | 10 | — |

*Stock-based compensation*

The Company recognizes compensation expense related to its employee stock purchase plan and the cost of stock-based compensation awards on a straight-line basis over the requisite service period, net of estimated forfeitures. Judgment is required in estimating the amount of stock-based awards that will be forfeited prior to vesting. Compensation expense could be revised in subsequent periods if actual forfeitures differ from those estimates. The Company has selected the Black-Scholes option-pricing model and various inputs to estimate the fair value of its stock-based awards. See Note 14 for additional information. Amounts recognized in the consolidated statements of operations and comprehensive loss were as follows (in thousands):

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| Research and development | $ | 1 | $ | 3 |
| Selling, general and administrative | | 511 | | 714 |
| Total stock-based compensation | $ | 512 | $ | 717 |

*Income taxes*

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

### Net loss per share

Basic net loss per share, which excludes dilution, is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, convertible promissory notes, convertible preferred stock, redeemable convertible preferred stock and warrants, result in the issuance of common stock which share in the losses of the Company. Certain potential shares of common stock have been excluded from the computation of diluted net loss per share as their effect would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce the loss per share. Due to net losses, there is no impact on earnings per share calculation in applying the two-class method since the participating securities have no legal requirement to share in any losses.

### Revenue recognition

The Company derives its revenues from product sales, licensing agreements and royalty fees.

#### Product revenues

Product revenues consist primarily of Zola and GLA products. We recognize revenue from product sales when control of the product is transferred to third-party distributors and manufacturers, collectively "our customers," which generally occurs upon delivery. The Company's revenues fluctuate depending on the timing of shipments of product to our customers and are reported net of estimated chargebacks, returns and losses.

#### License revenues

License revenues to date consist of up-front, nonrefundable license fees, annual license fees, and subsequent milestone payments that the Company receives under the Company's research and license agreements. The Company recognizes revenue generated from up-front, nonrefundable license fees upon execution of the agreement and recognizes annual license fees when it is probable that a material reversal will not occur.

Milestone fees are variable consideration that is initially constrained and recognized only when it is probable that such amounts would not be reversed. The Company assesses when achievement of milestones is probable to determine the timing of revenue recognition for milestone fees. Milestones typically consist of significant stages of development for the Company's traits in a potential commercial product, such as achievement of specific technological targets, completion of field trials, filing with regulatory agencies, completion of the regulatory process, and commercial launch of a product containing the Company's traits. Given the seasonality of agriculture and time required to progress from one milestone to the next, achievement of milestones is inherently uneven, and the Company's license revenues are likely to fluctuate significantly from period to period.

#### Royalty revenues

Royalty revenues consist of amounts earned from the sale of commercial products that incorporate the Company's traits by third parties. Royalty revenues consist of a minimum annual royalty, offset by amounts earned from the sale of products. The Company recognizes the minimum annual royalty on a straight-line basis over the year, and the Company recognizes royalty revenue resulting from the sale of products when the third parties transfer control of the product to their customers, which generally occurs upon shipment. Royalty revenues can fluctuate depending on the timing of shipments of product by the third parties to their customers.

*Unearned revenue*

The Company defers revenue to the extent that cash received in conjunction with a license agreement is not yet earned in accordance with the Company policies.

The opening and closing accounts and other receivables balances for the year ended December 31, 2024 were $506,000 and $1.2 million, respectively. The opening and closing accounts and other receivables balances for the year ended December 31, 2023 were $1.2 million and $506,000, respectively.

***Cost of revenues***

Cost of revenues primarily relates to the sale of Zola products and consists primarily of product and freight costs. Adjustments or write-downs to inventory are also included in cost of revenues.

***Research and development expenses***

Research and development expenses consist of costs incurred in the development and testing of the Company's products. These expenses currently consist primarily of fees paid to product formulation consultants and are expensed as incurred. Additionally, the Company is required from time to time to make certain milestone payments in connection with the development of technologies in-licensed from third parties. The Company's research and development expenses may fluctuate from period to period.

***Change in the estimated fair value of common stock warrant and option liabilities***

Change in the estimated fair value of common stock warrant and option liabilities is comprised of the fair value remeasurement of liability classified common stock warrants and options. See Note 7.

**Note 3. Recent Accounting Pronouncements**

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The new guidance is effective retrospectively for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU No. 2023-07 on January 1, 2024 with an immaterial impact on the Company's disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures. The amendments in this update require additional income tax disclosures primarily related to the rate reconciliation and income taxes paid. The new guidance is effective either prospectively or retrospectively, for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this update on our income tax disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update, among other things, requires quantitative disclosures for employee compensation, selling expenses and purchases of inventory. The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this update on our financial statements and disclosures.

**Note 4. Discontinued Operations**

On May 16, 2024, the Company sold the GoodWheat brand to Above Food. GoodWheat operations ceased during the second quarter of 2024.

In July 2023, management made the decision to exit its body care brands as a result of continued pressure on the CBD market due to regulatory uncertainty. Body care operations ceased during the third quarter of 2023.

In accordance with the provisions of ASC 205-20, the Company has separately reported the assets and liabilities of the discontinued operations in the consolidated balance sheets and the results of the discontinued operations as separate components on the consolidated statements of operations and comprehensive loss for all periods presented.

Major classes of line items constituting the balance sheet of discontinued operations:

| | GoodWheat | |
|---|---|---|
| (In thousands) | December 31, 2024 | December 31, 2023 |
| **Assets** | | |
| Accounts receivable and other receivables | $ 96 | $ 8 |
| Inventories, net — current | — | 1,121 |
| Property and equipment, net | — | 314 |
| Inventories, net — noncurrent | — | 3,158 |
| **Total assets** | $ 96 | $ 4,601 |
| | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ — | $ 500 |
| **Total liabilities** | $ — | $ 500 |

Major classes of line items constituting net loss from discontinued operations:

| | GoodWheat | | Body Care | |
|---|---|---|---|---|
| | Year Ended December 31, | | Year Ended December 31, | |
| (In thousands) | 2024 | 2023 | 2024 | 2023 |
| Product revenue | $ 372 | $ 876 | $ — | $ 357 |
| Cost of revenues | (691) | (1,126) | — | (314) |
| Research and development | (400) | (1,323) | — | — |
| Gain on sale of property and equipment | 65 | 11 | — | — |
| Selling, general and administrative | (2,067) | (6,274) | — | (864) |
| Net loss from discontinued operations | $ (2,721) | $ (7,836) | $ — | $ (821) |

The following table presents significant cash and non-cash items of discontinued operations:

| (In thousands) | GoodWheat | | | | Body Care | | | |
| | Year Ended December 31, | | | | Year Ended December 31, | | | |
| | 2024 | | 2023 | | 2024 | | 2023 | |
| Depreciation | $ | 45 | $ | 151 | $ | — | $ | 24 |
| Write-down of inventories | $ | — | $ | 275 | $ | — | $ | — |
| Gain on disposal of property and equipment | $ | (65) | $ | (11) | $ | — | $ | — |
| Accounts receivable and other receivables | $ | (88) | $ | (8) | $ | — | $ | 66 |
| Inventories | $ | (575) | $ | (2,969) | $ | — | $ | 250 |
| Prepaid expenses and other current assets | $ | — | $ | — | $ | — | $ | 14 |
| Accounts payable and accrued expenses | $ | (501) | $ | 26 | $ | — | $ | (26) |
| Proceeds from sale of property and equipment | $ | 334 | $ | 48 | $ | — | $ | — |

There were no other significant operating or investing cash or non-cash items for the years ended December 31, 2024 and 2023.

**Note 5. Inventory**

Inventory costs are tracked on a lot-identified basis and are included as cost of revenues when sold. Inventories are stated at the lower of cost or net realizable value. The Company makes adjustments to inventory when conditions indicate that the net realizable value may be less than cost due to physical deterioration, obsolescence, changes in price levels, or other factors. Additional adjustments to inventory are made for excess and slow-moving inventory on hand that is not expected to be sold within a reasonable timeframe to reduce the carrying amount to its estimated net realizable value. The write-downs to inventory are included in cost of revenues and are based upon estimates about future demand from the Company's customers and distributors and market conditions. The Company recorded a write-down of $154,000 related to hemp and GoodWheat seed during the year ended December 31, 2024. The Company recorded inventory write-downs of $444,000 related to packaging materials, hemp seed and GoodWheat during the year ended December 31, 2023. If there are significant changes in demand and market conditions, substantial future write-downs of inventory may be required, which would materially increase the Company's expenses in the period the write down is taken and materially affect the Company's operating results.

Inventories, net consist of the following (in thousands):

| | December 31, 2024 | | December 31, 2023 | |
| --- | --- | --- | --- | --- |
| Raw materials | $ | 289 | $ | 373 |
| Finished goods | | 615 | | 660 |
| Inventories | $ | 904 | $ | 1,033 |

## Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

|  | As of December 31, | |
|---|---|---|
|  | **2024** | **2023** |
| Software and computer equipment | 291 | 349 |
| Machinery and equipment | — | 34 |
| Furniture and fixtures | 32 | 39 |
| Leasehold improvements | 1,584 | 1,590 |
| Property and equipment, gross | 1,907 | 2,012 |
| Less accumulated depreciation and amortization | (1,866) | (1,942) |
| Property and equipment, net | $ 41 | $ 70 |

Depreciation expense was $58,000 and $111,000 for the years ended December 31, 2024 and 2023, respectively.

Property and equipment are considered assets held for sale when management approves and commits to a plan to dispose of a property or group of properties. The property and equipment held for sale prior to the sale date is separately presented, within current assets, on the consolidated balance sheet as assets held for sale.

During the year ended December 31, 2023, management initiated the sale of property and equipment related to Archipelago. The Company completed the sale of such property and equipment with a net gain on sale of property and equipment in the amount of $29,000 recorded on the consolidated statements of operations and comprehensive loss during the year ended December 31, 2023. The proceeds related to the sale of property and equipment during the year ended December 31, 2023 were $65,000.

Property and equipment related to Archipelago of $51,000 were classified as assets held for sale as of December 31, 2023. During the first quarter of 2024, the Company recorded an impairment of $36,000 related to these assets. During the second quarter of 2024, all Archipelago property and equipment previously held for sale were sold.

## Note 7. Investments and Fair Value Instruments

### *Investments*

The investments are carried at fair value, based on quoted market prices or other readily available market information. Unrealized gains and losses are included in accumulated other comprehensive income, which is reflected as a separate component of stockholder's equity in the consolidated balance sheets. Gains and losses are recognized when realized in the consolidated statements of operations and comprehensive loss.

The following tables summarize the amortized cost and fair value of the investment securities portfolio at December 31, 2024 and 2023:

| (Dollars in thousands) | Amortized Cost | Unrealized Gains | Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| **December 31, 2024** | | | | |
| Cash equivalents: | | | | |
| Money market funds | $ 2,757 | $ — | $ — | $ 2,757 |
| Total Assets at Fair Value | $ 2,757 | $ — | $ — | $ 2,757 |

| *(Dollars in thousands)* | Amortized Cost | | Unrealized Gains | | Unrealized Losses | | Estimated Fair Value | |
|---|---|---|---|---|---|---|---|---|
| **December 31, 2023** | | | | | | | | |
| Cash equivalents: | | | | | | | | |
|   Money market funds | $ | 4,925 | $ | — | $ | — | $ | 4,925 |
| Short-term investments: | | | | | | | | |
|   Treasury bills | $ | 5,023 | $ | 101 | $ | — | $ | 5,124 |
| Total Assets at Fair Value | $ | 9,948 | $ | 101 | $ | — | $ | 10,049 |

The Company did not have any investment categories that were in a continuous unrealized loss position for more than twelve months as of December 31, 2024 and 2023.

*Fair Value Measurement*

The fair value of the investment securities at December 31, 2024 were as follows:

| *(Dollars in thousands)* | Fair Value Measurements at December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1 | | Level 2 | | Level 3 | | Total | |
| Assets at Fair Value | | | | | | | | |
| Cash equivalents: | | | | | | | | |
|   Money market funds | $ | 2,757 | $ | — | $ | — | $ | 2,757 |
| Total Assets at Fair Value | $ | 2,757 | $ | — | $ | — | $ | 2,757 |

The fair value of the investment securities at December 31, 2023 were as follows:

| *(Dollars in thousands)* | Fair Value Measurements at December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1 | | Level 2 | | Level 3 | | Total | |
| Assets at Fair Value | | | | | | | | |
| Cash equivalents: | | | | | | | | |
|   Money market funds | $ | 4,925 | $ | — | $ | — | $ | 4,925 |
| Short-term investments: | | | | | | | | |
|   Treasury bills | $ | 5,124 | $ | — | $ | — | $ | 5,124 |
| Total Assets at Fair Value | $ | 10,049 | $ | — | $ | — | $ | 10,049 |

The Company uses the market approach technique to value its financial instruments and there were no changes in valuation techniques during 2024 or 2023. The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable and other receivables, note receivable, accounts payable and accrued liabilities. For short-term investments, accounts receivable and other receivables, accounts payable and accrued liabilities, the carrying amounts of these financial instruments as of December 31, 2024 and December 31, 2023 were considered representative of their fair values due to their short term to maturity or repayment. Cash equivalents are carried at cost, which approximates their fair value. The note receivable is recorded at amortized cost. The amortized cost of the note receivable is considered approximate fair value due to its variable interest rate.

The Company's Level 3 liabilities consist of a contingent liability resulting from the Anawah, Inc. ("Anawah") acquisition as described in Note 15, as well as preferred investment options related to the March 2023 Private Placement offering discussed in Note 12.

The contingent liability related to the Anawah acquisition was measured and recorded on a recurring basis as of December 31, 2024 and 2023, using unobservable inputs, namely the Company's ability and intent to pursue certain specific products developed using technology acquired in the purchase. A significant deviation in the Company's ability and/or intent to pursue the technology acquired in the purchase could result in a significantly lower (higher) fair value measurement.

The preferred investment option liabilities were measured and recorded on a recurring basis using the Black-Scholes Model with the following assumptions at December 31, 2024 and 2023:

| | March 2023 Options - Series A & March 2023 Placement Agent Options | | March 2023 Options - Series B | | August 2022 Options & August 2022 Placement Agent Options | |
|---|---|---|---|---|---|---|
| | December 31, 2024 | December 31, 2023 | December 31, 2024 | December 31, 2023 | December 31, 2024 | December 31, 2023 |
| Remaining term (in years) | 3.14 | 4.16 | — | 0.61 | 2.67 | 3.67 |
| Expected volatility | 101.7% | 91.7% | — | 78.7% | 95.9% | 90.5% |
| Risk-free interest rate | 4.3% | 3.9% | — | 5.2% | 4.3% | 4.0% |
| Expected dividend yield | — | — | — | — | — | — |

The significant unobservable input used in the fair value measurement of the Company's Level 3 warrant liabilities is volatility. A significant increase (decrease) in volatility could result in a significantly higher (lower) fair value measurement.

The following table sets forth the establishment of the Company's Level 3 liabilities, as well as a summary of the changes in the fair value and other adjustments (in thousands):

| (Dollars in thousands) | March 2023 Options - Series A | March 2023 Options - Series B | March 2023 Placement Agent Options | August 2022 Options | August 2022 Placement Agent Options | Note Receivable Bifurcated Derivatives | Contingent Liabilities | Total |
|---|---|---|---|---|---|---|---|---|
| Balance as of December 31, 2023 | $ 1,008 | $ 41 | $ 46 | $ 159 | $ 3 | $ — | $ 2,000 | $ 3,257 |
| Initial recognition | — | — | — | — | — | 250 | — | 250 |
| Change in fair value and other adjustments | 1,277 | (41) | 44 | 190 | 4 | — | — | 1,474 |
| Balance as of December 31, 2024 | $ 2,285 | $ — | $ 90 | $ 349 | $ 7 | $ 250 | $ 2,000 | $ 4,981 |

Assets classified as held for sale were recorded at fair value as of December 31, 2023. The Company has classified the fair value measurements as a Level 3 measurement in the fair value hierarchy as the fair value has been estimated using publicly available prices for some of the assets, and business partners' estimates for assets with prices not readily available, due to the relatively small size of the industry in which they can be used.

**Note 8. Note Receivable and Embedded Derivatives**

On May 16, 2024, the Company sold the GoodWheat brand to Above Food for net consideration of $3.7 million. The assets sold consisted primarily of grain and finished goods inventories, formulations and trademarks. A loss of $1,500 was recognized in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2024, related to the sale.

In connection with the transaction, Arcadia paid to Above Food $2.0 million and received a $6.0 million promissory note dated May 14, 2024. The promissory note has a term of three years and accrues interest at the Wall Street Journal prime rate. On each of the first, second and third anniversaries of the promissory note, accrued interest and $2.0 million of principal are payable to Arcadia. The promissory note contains contingent features, including an option that requires Above Food to cause its parent entity, Above Food Ingredients Inc. ("Parent Company"), to issue to the Company publicly traded stock of Parent Company in exchange for the cancellation of a portion of the principal of the promissory note, as well as default provisions.

The Company accounted for the promissory note as a note receivable in accordance with ASC 310. The Company did not elect the fair value option and since the Company intends to and has the ability to hold the promissory note to maturity, it has been classified as held for investment and is reported on the consolidated balance sheet at amortized cost. The first installment payment due in 2025 is classified as current and the remaining installment payments due in 2026 and 2027 are classified as noncurrent on the consolidated balance sheet.

The promissory note was recorded at a discount of $545,000, which is being amortized over the term of the promissory note using the effective interest method. The Company recognized discount amortization and accrued interest of $157,000 and $310,000 in the consolidated statements of operations and comprehensive loss during the year ended December 31, 2024, respectively.

*Embedded Derivatives*

The contingent features of the promissory note were evaluated for bifurcation in accordance with ASC 815. The contingent features requiring bifurcation had an estimated fair value of $250,000 as of the transaction date and as of December 31, 2024. The estimated fair value of the contingent features is reported in note receivable – noncurrent on the consolidated balance sheet as of December 31, 2024.

**Note 9. Consolidated Joint Venture**

In 2019, the Company and Legacy Ventures Hawaii, LLC, a Nevada limited liability company ("Legacy"), formed Archipelago Ventures Hawaii, LLC, a Delaware limited liability company and entered into a Limited Liability Company Operating Agreement (the "Operating Agreement"). The Company and Legacy formed Archipelago to develop, extract and commercialize hemp-derived products from industrial hemp grown in Hawaii.

Pursuant to the Operating Agreement, a joint operating committee consisting of two individuals appointed by the Company and two individuals appointed by Legacy will manage Archipelago. As of December 31, 2024, the Company and Legacy hold 50.75% and 49.25% interests in Archipelago, respectively, and have made capital contributions to Archipelago of $3.1 million and $3.0 million, respectively, as determined by the joint operating committee. The Operating Agreement includes indemnification rights, non-competition obligations, and certain rights and obligations in connection with the transfer of membership interests, including rights of first refusal.

The Company consolidates Archipelago in the consolidated financial statements after eliminating intercompany transactions. Net loss attributable to non-controlling interest of $0 and $5,000 was recorded as an adjustment to net loss to arrive at net loss attributable to common stockholders for the years ended December 31, 2024 and 2023, respectively. Legacy's equity interests are presented as non-controlling interests on the consolidated balance sheets. Refer to Note 2 for basis of presentation.

In October 2021, Arcadia and Legacy mutually agreed to wind down the cultivation activities of Archipelago, due to regulatory challenges and a saturated hemp market.

**Note 10. Accounts Payable and Accrued Expenses**

Accounts payable and accrued expenses consisted of the following (in thousands):

|  | As of December 31, | | | |
|---|---|---|---|---|
|  | **2024** | | **2023** | |
| Accounts payable - trade | $ | 703 | $ | 485 |
| Payroll and benefits |  | 962 |  | 1,119 |
| Royalty fees due to unrelated parties |  | 5 |  | 4 |
| Audit and tax fees |  | 225 |  | 218 |
| Legal |  | 41 |  | 40 |
| Other |  | 172 |  | 44 |
| Total accounts payable and accrued expenses | $ | 2,108 | $ | 1,910 |

## Note 11. Collaborative Arrangements

In August 2017, the Company entered into a collaborative arrangement for the research, development and commercialization of an improved wheat quality trait in North America. This collaborative arrangement is a contractual agreement with Corteva and involves a joint operating activity where both Arcadia and Corteva are active participants in the activities of the collaboration. Arcadia and Corteva participate in the research and development, and Arcadia has the primary responsibility for the intellectual property strategy while Corteva will generally lead the marketing and commercialization efforts. Both parties are exposed to significant risks and rewards of the collaboration and the agreement includes both cost sharing and profit sharing. The activities are performed with no guarantee of either technological or commercial success.

The Company accounts for research and development ("R&D") costs in accordance ASC 730, *Research and Development*, which states R&D costs must be charged to expense as incurred. Accordingly, internal R&D costs are expensed as incurred. Third-party R&D costs are expensed when the contracted work has been performed or as milestone results are achieved.

On May 14, 2024, the Company sold its RS durum wheat trait to Corteva. Under the terms of the agreement, Arcadia retained certain rights to use the RS durum wheat trait. The Company received $4.0 million in cash payment from Corteva during the year ended December 31, 2024 and recorded a gain of the same amount as the trait had no carrying value on the consolidated statement of operations and comprehensive loss related to the transaction.

## Note 12. Equity Financing

### *March 2023 Private Placement*

In March 2023, the Company issued in a private placement offering (the "March 2023 Private Placement") pursuant to a securities purchase agreement ("March 2023 Purchase Agreement") (i) 165,500 shares of its common stock, (ii) pre-funded common stock purchase warrants (the "March 2023 Pre-Funded Warrants") to purchase up to 500,834 shares of common stock, at an exercise price of $0.0001 per share, (iii) Series A preferred investment options (the "March 2023 Options - Series A") to purchase up to a total of 666,334 shares of common stock, at an exercise price of $9.00 per share, and (iv) Series B preferred investment options (the "March 2023 Options - Series B", and together with the March 2023 Options - Series A, the "March 2023 Options") to purchase up to a total of 666,334 shares of common stock, at an exercise price of $9.00 per share, and raised total gross proceeds of $6.0 million. The March 2023 Private Placement closed on March 6, 2023. The March 2023 Pre-Funded Warrants became exercisable upon issuance and were fully exercised as of December 31, 2024. The March 2023 Options - Series A are exercisable at any time at the option of the holder and expire 5 years from the date of issuance. The March 2023 Options - Series B are exercisable at any time at the option of the holder and expire 1.5 years from the date of issuance. During the year ended December 31, 2023, 425,834 Pre-Funded Warrants were exercised.

In connection with the March 2023 Private Placement, the Company entered into preferred investment option amendment agreements (the "Option Amendment Agreements") with certain investors. Under the Option Amendment Agreements, the Company agreed to amend certain existing warrants and preferred investment options to purchase up to a total of 178,132 shares of common stock that were previously issued to the investors in September 2019, May 2020, July 2020, December 2020, January 2021 and August 2022, with exercise prices of $300.80, $191.00, $154.00, $120.00, $125.20 and $37.35 per share, respectively (the "Existing Warrants"). Under the Option Amendment Agreements, the Company agreed to lower the exercise price of the Existing Warrants to $9.00 per share. In addition, the Company granted to a placement agent preferred investment options to purchase a total of 33,317 shares of Common Stock (the "March 2023 Placement Agent Options") that have an exercise price per share equal to $11.25 and a term of 5 years from the date of issuance. The re-pricing of the Existing Warrants resulted in an increase in fair value of $404,000, of which $185,000 of the increase in fair value was related to the August 2022 liability classified options. The increase in fair value related to the re-pricing of Existing Warrants was recognized in Valuation Loss on March 2023 PIPE on the consolidated statements of operations and comprehensive loss.

The March 2023 Options and March 2023 Placement Agent Options are classified as liabilities within Level 3 due to certain early settlement provisions that preclude them from equity classification. The Company utilized the Black-Scholes Model on March 6, 2023 with the following assumptions for the Series A Investment Options: volatility of 128.55%, stock price of $7.61 and risk-free rate of 4.27%. The following assumptions were utilized for the Series B Investment Options: volatility of 103.33%, stock price of $7.61 and risk-free rate of 4.97%. The estimated fair value of the liability classified March 2023 Options issued was $6.6 million. The estimated fair value of the common stock option liabilities was subsequently remeasured at December 31, 2023 with the changes recorded on the Company's consolidated statements of operations and comprehensive loss.

The estimated fair value of the common stock issued and March 2023 Pre-Funded Warrants was $5.1 million. The total estimated fair value of the common stock issued, March 2023 Pre-Funded Warrants and March 2023 Options as of March 6, 2023 exceeded the gross proceeds of the March 2023 Private Placement by $5.7 million and this amount was recognized in Valuation Loss on March 2023 PIPE on the consolidated statements of operations and comprehensive loss.

The March 2023 Placement Agent Options were issued for services performed by the placement agent as part of the March 2023 Private Placement and were treated as offering costs. The value of the March 2023 Placement Agent Options was determined to be $212,000, calculated using the Black-Scholes Model. The Company incurred additional offering costs totaling $548,000 that consist of direct incremental legal, advisory, accounting and filing fees relating to the March 2023 Private Placement. A total of $430,000 was allocated to the common stock option liabilities and expensed while the remaining $330,000 was allocated to the common stock and March 2023 Pre-Funded Warrants and offset to additional paid in capital.

## Note 13. Warrants and Options

### Equity Classified Common Stock Warrants

The Company issued the following warrants to purchase shares of its common stock, which are outstanding as of December 31, 2024 and 2023, respectively. These warrants are exercisable any time at the option of the holder until their expiration date.

| | Issuance Date | Term | Exercise Price Per Share | Exercised during the Year Ended December 31, 2023 | Outstanding at December 31, 2023 | Exercised during the Year Ended December 31, 2024 | Outstanding at December 31, 2024 |
|---|---|---|---|---|---|---|---|
| March 2023 Pre-Funded Warrants | Mar-23 | perpetual | $ — | (425,834) | 75,000 | (75,000) | — |
| December 2022 Service and Performance Warrants (1) | Dec-22 | 5 years | $ 11.20 | — | 1,000 | — | 1,000 |
| October 2022 Service and Performance Warrants (1) | Oct-22 | 5 years | $ 16.00 | — | 1,000 | — | 1,000 |
| August 2022 Pre-Funded Warrants | Aug-22 | perpetual | $ — | (56,813) | — | — | — |
| January 2021 Placement Agent Warrants | Jan-21 | 5.5 years | $ 159.60 | — | 9,846 | — | 9,846 |
| December 2020 Warrants (2) | Dec-20 | 5.5 years | $ 9.00 | — | 16,367 | — | 16,367 |
| December 2020 Warrants | Dec-20 | 5.5 years | $ 120.00 | — | 49,100 | — | 49,100 |
| December 2020 Placement Agent Warrants | Dec-20 | 5 years | $ 152.80 | — | 3,274 | — | 3,274 |
| July 2020 Warrants (2) | Jul-20 | 5.5 years | $ 9.00 | — | 16,036 | — | 16,036 |
| July 2020 Placement Agent Warrants | Jul-20 | 5.5 years | $ 198.80 | — | 802 | — | 802 |
| May 2020 Warrants (2) | May-20 | 5 years | $ 9.00 | — | 9,946 | — | 9,946 |
| May 2020 Warrants | May-20 | 5 years | $ 191.20 | — | 24,863 | — | 24,863 |
| May 2020 Placement Agent Warrants | May-20 | 5 years | $ 245.20 | — | 1,741 | — | 1,741 |
| September 2019 Placement Agent Warrants (3) | Sep-19 | 5 years | $ 379.20 | — | 1,649 | — | — |
| June 2019 Placement Agent Warrants (3) | Jun-19 | 5 years | $ 251.60 | — | 1,862 | — | — |
| April 2019 Service and Performance Warrants (1)(3) | Apr-19 | 5 years | $ 247.20 | — | 3,629 | — | — |
| January 2021 Warrants (2) | Jan-21 | 5.5 years | $ 9.00 | — | 7,831 | — | 7,831 |
| January 2021 Warrants | Jan-21 | 5.5 years | $ 125.20 | — | 90,629 | — | 90,629 |
| September 2019 Warrants (2) | Sep-19 | 5.5 years | $ 9.00 | — | 9,892 | — | 9,892 |
| September 2019 Warrants | Sep-19 | 5.5 years | $ 300.80 | — | 6,594 | — | 6,594 |
| June 2019 Warrants | Jun-19 | 5.5 years | $ 200.00 | — | 10,896 | — | 10,896 |
| Total | | | | (482,647) | 341,957 | (75,000) | 259,817 |

(1) The Company issued service and performance warrants ("Service and Performance Warrants") in connection with professional services agreements with non-affiliated third party entities.

(2) These warrants were repriced as part of the March 2023 Private Placement offering.

(3) These warrants expired during the year ended December 31, 2024.

### Liability Classified Preferred Investment Options

The preferred investment options issued in connection with the March 2023 Private Placement and August 2022 Registered Direct offerings contain certain early settlement provisions that preclude them from equity classification and therefore were accounted for as liabilities at the date of issuance and are adjusted to fair value at each balance sheet date. The change in fair value of the options liabilities is recorded as change in fair value of common stock warrant and option liabilities in the consolidated statements of operations and comprehensive loss. The key terms and activity of the liability classified preferred investment options are summarized as follows:

| | Issuance Date | Term | Exercise Price Per Share | Exercised during the Year Ended December 31, 2023 | Outstanding at December 31, 2023 | Exercised during the Year Ended December 31, 2024 | Outstanding at December 31, 2024 |
|---|---|---|---|---|---|---|---|
| March 2023 Options - Series A | March 2023 | 5 years | $ 9.00 | — | 666,334 | — | 666,334 |
| March 2023 Options - Series B | March 2023 | 1.5 years | $ 9.00 | — | 666,334 | — | — |
| March 2023 Placement Agent Options | March 2023 | 5 years | $ 11.25 | — | 33,317 | — | 33,317 |
| August 2022 Options (1) | August 2022 | 5 years | $ 9.00 | — | 118,063 | — | 118,063 |
| August 2022 Placement Agent Options | August 2022 | 5 years | $ 52.80 | — | 5,904 | — | 5,904 |
| Total | | | | — | 1,489,952 | — | 823,618 |

See Note 7 for the Black-Scholes option-pricing model and weighted-average assumptions used to estimate the fair value of the preferred investment options liabilities.

**Note 14. Stock-Based Compensation and Employee Stock Purchase Program**

*Stock Incentive Plans*

The Company has two equity incentive plans: the 2006 Stock Plan ("2006 Plan") and the 2015 Omnibus Equity Incentive Plan ("2015 Plan").

In 2006, the Company adopted the 2006 Plan, which provided for the granting of stock options to executives, employees, and other service providers under terms and provisions established by the Board of Directors. The Company granted non-statutory stock options ("NSOs") under the 2006 Plan until May 2015, when it was terminated as to future awards, although it continues to govern the terms of options that remain outstanding and were issued under the 2006 Plan. The 2015 Plan became effective upon the Company's IPO in May 2015 and all shares that were reserved, but not issued, under the 2006 Plan were assumed by the 2015 Plan. Upon effectiveness, the 2015 Plan had 3,860 shares of common stock reserved for future issuance, which included 259 that were transferred to and assumed by the 2015 Plan. The 2015 Plan provides for automatic annual increases in shares available for grant. In addition, shares subject to awards under the 2006 Plan that are forfeited or canceled will be added to the 2015 Plan. The maximum number of shares that may be awarded to any individual employee, including our directors and officers, during any calendar year was 9,375 shares. The 2015 Plan provides for the grant of incentive stock options ("ISOs"), NSOs, restricted stock awards, stock units, stock appreciation rights, and other forms of equity compensation, all of which may be granted to employees, officers, non-employee directors, and consultants. The exercise price for ISOs and NSOs will be granted at a price per share not less than the fair value of our common stock at the date of grant. Options granted generally vest over a four-year period; however, there might be alternative vesting schedules, as approved by the Board. Options granted, once vested, are generally exercisable for up to 10 years, after grant to the extent vested.

On June 25, 2024, the shareholders approved an amendment to the Company's 2015 Plan that increased the number of shares of common stock that may be issued under the 2015 Plan by 200,000 shares and increased the maximum number of shares of common stock issuable to employees, including our officers and directors, in any fiscal year from 9,375 shares to 50,000 shares. On February 2, 2022, former president and chief executive officer of the Company, Stanley Jacot Jr. was hired. The Company granted Mr. Jacot an inducement stock option to purchase 7,902 shares of the Company's common stock pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules. The Company filed a registration statement on Form S-8 to register the issuance of shares upon exercise of this inducement stock option. The inducement options grants were issued outside of the 2015 Plan, but are subject to the terms and conditions of the 2015 Plan. As of December 31, 2024, a total of 338,310 shares of common stock were reserved for issuance under the 2015 Plan, of which 133,074 shares of common stock are available for future grant. As of December 31, 2024, a total of 40 and 205,236 options were outstanding under the 2006 and 2015 Plans, respectively. As of December 31, 2023, a total of 102 and 71,609 options were outstanding under the 2006 and 2015 Plans, respectively. A total of 199 and 8,366 inducement options were outstanding as of December 31, 2024 and 2023, respectively.

The following is a summary of stock option information and weighted average exercise prices under the Company's stock incentive plans (in thousands, except share data and price per share):

| | Shares Subject to Outstanding Options | | Weighted-Average Exercise Price Per Share | | Aggregate Intrinsic Value |
|---|---|---|---|---|---|
| Outstanding — Balance at December 31, 2022 | 60,002 | $ | 115 | $ | — |
| Options granted | 26,021 | | 6 | | — |
| Options exercised | — | | — | | — |
| Options forfeited | (5,644) | | 30 | | 39,062 |
| Options expired | (301) | | 121 | | — |
| Outstanding — Balance at December 31, 2023 | 80,078 | | 85 | | — |
| Options granted | 158,000 | | 3 | | — |
| Options exercised | — | | — | | — |
| Options forfeited | (11,197) | | 24 | | 397 |
| Options expired | (21,406) | | 129 | | — |
| Outstanding — Balance at December 31, 2024 | 205,475 | | 21 | | 516,378 |
| Vested and expected to vest — December 31, 2024 | 188,554 | | 22 | | 463,513 |
| Exercisable —December 31, 2024 | 43,059 | $ | 86 | $ | 9,533 |

Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company's common stock determined by its Board of Directors for each of the respective periods.

As of December 31, 2024, there was $317,000 of unrecognized compensation cost related to unvested stock-based compensation grants that will be recognized over the weighted-average remaining recognition period of 1.2 years.

In determining the fair value of the stock-based awards, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

*Expected Term*—The expected term is the estimated period of time outstanding for stock options granted and was estimated based on a simplified method allowed by the SEC, and defines the term as the average of the contractual term of the options and the weighted-average vesting period for all open employee awards.

*Expected Volatility*—The historical volatility data was computed using the daily closing prices for the Company's shares during the equivalent period of the calculated expected term of the stock-based awards.

*Risk-Free Interest Rate*—The risk-free interest rate is based on the interest rate of U.S. Treasuries of comparable maturities on the date the options were granted.

*Expected Dividend*—The expected dividend yield is based on the Company's expectation of future dividend payouts to common stockholders.

The fair value of stock option awards was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumption:

| Assumptions | Year Ended December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| Expected term (years) | 8.04 | 7.06 |
| Expected volatility | 101% | 124% |
| Risk-free interest rate | 3.77% | 3.61% |
| Expected dividend yield | — | — |

The weighted-average, estimated grant date fair value of employee stock options granted during the years ended December 31, 2024 and 2023 was $2.33 and $5.72, respectively. The Company recognized $512,000 and $717,000 of compensation expense for stock options awards for the years ended December 31, 2024 and 2023, respectively.

***Employee Stock Purchase Plan***

The Company's 2015 Employee Stock Purchase Plan ("ESPP") became effective on May 14, 2015. The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount of up to 15% of their eligible compensation through payroll deductions, subject to any plan limitations. After the first offering period, which began on May 14, 2015 and ended on February 1, 2016, the ESPP provides for six-month offering periods, and at the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last day of the offering period. As of December 31, 2024, the number of shares of common stock reserved for future issuance under the ESPP were 3,208. The ESPP provides for automatic annual increases in the shares available for purchase beginning on January 1, 2016. As of December 31, 2024, 8,071 shares had been issued under the ESPP. The Company recorded $7,000 and $6,000 of ESPP related compensation expense for the years ended December 31, 2024 and 2023, respectively.

## Note 15. Commitments and Contingencies

### Leases

The Company leases office and laboratory space, warehouse space, and equipment under operating lease agreements having initial lease terms ranging from one to five years, including certain renewal options available to the Company at market rates. See Note 16.

### Legal Matters

From time to time, in the ordinary course of business, the Company may become involved in certain legal proceedings. The Company currently is not a party to any material litigation or other material legal proceedings. Refer to Note 22 for more information.

### Contingent Liability Related to the Anawah Acquisition

In June 2005, the Company completed its agreement and plan of merger and reorganization with Anawah to purchase the Anawah's food and agricultural research company through a non-cash stock purchase. Pursuant to the merger with Anawah, the Company incurred a contingent liability not to exceed $5.0 million. This liability represents amounts to be paid to Anawah's previous stockholders for cash collected on revenue recognized by the Company upon commercial sale of certain specific products developed using technology acquired in the purchase. During 2010, the Company ceased activities relating to three of the six Anawah product programs thus, the contingent liability was reduced to $3.0 million. During 2016, one of the programs previously accrued for was abandoned and another program previously abandoned was reactivated. During 2019, the Company determined that one of the technologies was no longer active and decided to abandon the previously accrued program. As of December 31, 2024, the Company continues to pursue or are otherwise liable for a total of two development programs using this technology and believes that the contingent liability is probable. As a result, $2.0 million remains on the consolidated balance sheet as an other noncurrent liability.

### Contracts

The Company has entered into contract research agreements with unrelated parties that require the Company to pay certain funding commitments. The initial terms of these agreements range from one to three years in duration and in certain cases are cancelable.

The Company licenses certain technologies via executed agreements ("In-Licensing Agreements") that are used to develop and advance the Company's own technologies. The Company has entered into various In-Licensing Agreements with related and unrelated parties that require the Company to pay certain license fees, royalties, and/or milestone fees. In addition, certain royalty payments ranging from 2% to 15% of net revenue amounts as defined in the In-Licensing Agreements are or will be due.

The Company could be adversely affected by certain actions by the government as it relates to government contract revenue received in prior years. Government agencies, such as the Defense Contract Audit Agency routinely audit and investigate government contractors. These agencies review a contractor's performance under its agreements; cost structure; and compliance with applicable laws, regulations and standards. The agencies also review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. While the Company's management anticipates no adverse result from an audit, should any costs be found to be improperly allocated to a government agreement, such costs will not be reimbursed, or if already reimbursed, may need to be refunded. If an audit uncovers improper or illegal activities, civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments or fines, and suspension or prohibition from doing business with the government could occur. In addition, serious reputational harm or significant adverse financial effects could occur if allegations of impropriety were made against the Company. There currently are routine audits in process relating to government grant revenues.

**Note 16. Leases**

*Operating Leases*

As of December 31, 2024, the Company leases office space in Dallas, TX, Davis and Sacramento, CA, as well as additional buildings, land and equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these short-term leases on a straight-line basis. The Company subleases the Davis office to third parties.

Some leases (the Dallas and Davis offices, a warehouse, and a copy machine) include one or more options to renew, with renewal terms that can extend the lease term from one to six years. The exercise of lease renewal options is at the Company's sole discretion. In January 2024, the Company exercised it's option to renew the facility lease in American Falls, Idaho for one year through December 31, 2024. The lease renewal resulted in recognition of additional right-of-use asset and lease liability of $86,000 on the consolidated balance sheet. The Company subsequently terminated the facility lease in American Falls, Idaho effective July 2024.

The Company's lease agreements do not contain any material variable lease payments, material residual value guarantees or material restrictive covenants. Leases consisted of the following (in thousands):

| Leases | Classification | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| **Assets** | | | |
| Operating lease assets | Right of use asset | $ 137 | $ 792 |
| Total leased assets | | $ 137 | $ 792 |
| **Liabilities** | | | |
| Current - Operating | Operating lease liability - current | $ 155 | $ 852 |
| Noncurrent - Operating | Operating lease liability - noncurrent | — | 155 |
| Total leased liabilities | | $ 155 | $ 1,007 |

| Lease Cost | Classification | For the Year Ended December 31, 2024 | For the Year Ended December 31, 2023 |
|---|---|---|---|
| Operating lease cost | SG&A and R&D Expenses | $ 850 | $ 763 |
| Short term lease cost | SG&A and R&D Expenses | 13 | 13 |
| Sublease income [1] | SG&A and R&D Expenses | (547) | (450) |
| Net lease cost | | $ 316 | $ 326 |

[1] Sublease income is recorded as a reduction to lease expense.

| Lease Term and Discount Rate | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Weighted-average remaining lease term (years) | 0.6 | 2.3 |
| Weighted-average discount rate | 6.5% | 6.0% |

The maturities of the operating lease liabilities as of December 31, 2024 are as follows (in thousands):

| Years Ending December 31, | Amounts |
|---|---|
| 2025 | 155 |
| Total current operating lease payments | $ 155 |

**Note 17. Income Taxes**

The components of loss before income taxes are as follows (in thousands):

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
| Domestic | $ (7,030) | $ (13,978) |
| Foreign | — | — |
| Loss before income taxes | $ (7,030) | $ (13,978) |

The total income tax provision for each of the years ended December 31, 2024 and 2023 was expense of $8,000 and is comprised of current state taxes and current foreign taxes withheld by governmental agencies outside of the United States, as follows (in thousands):

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
| Current: | | |
| Federal | $ — | $ — |
| State | (8) | (7) |
| Foreign | — | (1) |
| Total current tax (expense) | (8) | (8) |
| Deferred: | | |
| Federal | — | — |
| State | — | — |
| Foreign | — | — |
| Total deferred tax (expense) | — | — |
| Total tax (expense) | $ (8) | $ (8) |

The Company operates in only one federal jurisdiction, the United States. The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
| Expected income tax provision at the federal statutory rate | 21.0% | 21.0% |
| State taxes, net of federal benefits | (1.2)% | 5.0% |
| Change in valuation allowance | (15.5)% | (26.6)% |
| Derivative liability | (4.4)% | 9.8% |
| PIPE Transactions | — | (9.8)% |
| Other | — | 0.5% |
| Income tax provision | (0.1)% | (0.1)% |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net operating loss carryforwards ("NOLs") and other tax credits. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

| | As of December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 25,336 | $ 23,160 |
| Stock-based compensation | 932 | 4,654 |
| Accrued payroll and benefits | 47 | 342 |
| Research and development credits | 16 | 16 |
| Fixed asset basis difference | 106 | 87 |
| Inventory reserve | 3 | 102 |
| Charitable contributions | 3 | 3 |
| Income from partnerships | 217 | 231 |
| Lease liability | 42 | 261 |
| Other accounts receivable reserve | 101 | 147 |
| Amortized intangibles | 725 | 755 |
| Goodwill | 344 | 358 |
| Section 174 Capitalization | 566 | 583 |
| Total deferred tax assets | 28,438 | 30,699 |
| Deferred tax liabilities: | | |
| Right of use asset | (68) | (205) |
| Total deferred tax liabilities | (68) | (205) |
| Less valuation allowance | (28,370) | (30,494) |
| Net deferred tax assets | $  — | $  — |

Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been offset by a valuation allowance. The net valuation allowance increased by $2.1 million and $3.7 million during the years ended December 31, 2024 and 2023, respectively.

At December 31, 2024, the Company had federal and state NOLs aggregating approximately $101.5 million and $69.1 million, respectively. At December 31, 2024, the utilization of a portion of the federal NOLs is subject to an annual limitation under Section 382 of the Internal Revenue Code (IRC). Of the $235.6 million of federal NOLs available, approximately $134.1 million are unavailable due to ownership changes as defined in IRC Section 382. If not utilized, the federal and state NOLs will continue to expire in 2025. IRC Section 382 may also limit NOLs generated after 2022 and in future years.

The Company evaluates deferred tax assets, including the benefit from NOLs, to determine if a valuation allowance is required. Such evaluation is based on consideration of all available evidence using a "more likely than not" standard with significant weight being given to evidence that can be objectively verified. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses; forecasts of future profitability; the length of statutory carryforward periods; the Company's experience with operating losses; and tax-planning alternatives. The significant piece of objective negative evidence evaluated was the cumulative loss incurred through the year ended December 31, 2024. Given this evidence and the expectation to incur operating losses in the foreseeable future, a full valuation allowance has been recorded against the net deferred tax asset. The Company will continue to maintain a full valuation allowance against the entire amount of its net deferred tax asset, until such time as the Company has determined that the weight of the objectively verifiable positive evidence exceeds that of the negative evidence. Although the Company has established a full valuation allowance on its net deferred tax asset, for Federal tax losses before 2018 and for all state tax losses, it has not forfeited the right to carryforward tax losses and apply such tax losses against future taxable income, thereby reducing its future tax obligations. Federal tax losses generated in 2018 and later do not expire. The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2024, the Company's tax years for 2005 through 2023 are generally subject to examination by the tax authorities. The years are open back to 2005 to the extent the NOLs being carried forward were generated then.

The Company had the following unrecognized tax benefits (in thousands), none of which, if recognized, would impact the Company's effective tax rate:

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| Unrecognized tax benefit beginning balance | $ 16 | $ 16 |
| Increases for tax positions taken in prior years | — | — |
| Decreases for tax positions taken in prior years | — | — |
| Increases for tax positions taken in current years | — | — |
| Settlements | — | — |
| Unrecognized tax benefit ending balance | $ 16 | $ 16 |

The Company does not anticipate its total unrecognized tax benefits as of December 31, 2024 will significantly change due to settlement of examination or the expiration of statute of limitations during the next 12 months. The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals or other material deviation in this estimate over the next 12 months.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2024, the Company has not recognized any interest and penalties related to uncertain tax positions.

In February 2023, the Company received notification from the Internal Revenue Service that our Archipelago joint venture was selected for audit for the 2021 tax year. The Company received the IRS Notice of Proposed Partnership Adjustment during the third quarter of 2024, accepted the adjustments, and submitted the push out election forms during the first quarter of 2025, to push the audit adjustments to the partners. Arcadia will adjust their balance of available tax net operating losses with the filing of their 2024 income tax returns, which have already been adjusted for financial statements purposes, and expects to incur no penalties or interest due.

The Company is currently not under audit for state purposes.

**Note 18. Retirement Benefits**

The Company has a 401(k) retirement plan (the "Plan") available for participation by all regular full-time employees who have completed three months of service with the Company. The Company established the Plan in 2008. The Plan provides for a discretionary matching contribution equal to 50% of the amount of the employee's salary deduction, not to exceed 3% of the salary per employee. Highly compensated employees are excluded from receiving any discretionary matching contribution. Employees' rights to employer contributions vest on the one-year anniversary of their date of employment. The Company has the option to make discretionary matching contributions. The Company did not make discretionary matching contributions during the years ended December 31, 2024 and 2023.

**Note 19. Segment Reporting**

The Company has one operating and reportable segment, which derives revenue primarily from the sale of Zola coconut water. The Company's Chief Executive Officer is the Company's chief operating decision maker ("CODM"). The CODM uses net loss for purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets. The CODM evaluates segment business performance based primarily on consolidated net loss (from continuing operations) as reported on the consolidated statements of operations and comprehensive loss. The CODM considers budget-to-actual variances on a monthly basis for net loss when making decisions. Segment assets provided to the CODM are consistent with those reported on the consolidated balance sheets.

Information about the Company's segment operations as of and for the years ended December 31, 2024 and 2023, are as follows (in thousands):

|  | Year Ended December 31, | |
|  | 2024 | 2023 |
| --- | ---: | ---: |
| Total revenues | $ 5,045 | $ 4,454 |
| Product COGS | (2,484) | (2,023) |
| Other Adjustments | (479) | (151) |
| Human capital & technology | (4,222) | (3,598) |
| Corporate expenses | (1,323) | (1,568) |
| Advertising & marketing | (51) | (195) |
| Outside services | (3,133) | (2,094) |
| Depreciation | (113) | (287) |
| Other SG&A | (799) | (492) |
| Interest income | 782 | 695 |
| Income tax expense | (8) | (8) |
| Change in fair value of common stock warrant and option liabilities | (1,474) | 6,544 |
| Other segment items | 3,942 | (6,606) |
| Net loss from continuing operations | $ (4,317) | $ (5,329) |

Other segment items consist of research and development expenses, gain on sale of intangible assets, gain on sale of property and equipment, impairment of property and equipment, impairment of ROU asset, other income, valuation loss on March 2023 PIPE and issuance and offering costs allocated to liability classified options.

*Geographic Data*

Revenues based on the location of the customers, are as follows (in thousands):

|  | | Year Ended December 31, | |
| --- | --- | --- | --- |
|  | | **2024** | **2023** |
| United States | $ | 4,903 $ | 4,156 |
| Argentina | $ | 26 | — |
| India |  | 7 | 7 |
| Canada |  | 109 | 291 |
| Total | $ | 5,045 $ | 4,454 |

**Note 20. Net Loss per Share**

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period and excludes any dilutive effects of stock-based awards, warrants and options. Diluted net loss per share attributable to common stockholders is computed giving effect to all potentially dilutive common shares, including common stock issuable upon exercise of stock options and warrants. Dilutive securities are not included in the computation of net loss per share when the impact would be anti-dilutive.

Securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows (in shares):

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | **2024** | **2023** |
| Options to purchase common stock | 205,475 | 80,078 |
| Warrants to purchase common stock | 259,817 | 266,957 |
| Preferred investment options | 823,618 | 1,489,952 |
| Total | 1,288,910 | 1,836,987 |

**Note 21. Related Party Transactions**

The Company's related parties include Moral Compass Corporation ("MCC") and the John Sperling Foundation ("JSF"). The rights to the intellectual property owned by Blue Horse Labs, Inc. ("BHL") were assigned to its sole shareholder, the John Sperling Revocable Trust ("JSRT") due to BHL's dissolution and then subsequently to the JSF. The JSF is deemed a related party of the Company because MCC, one of the Company's largest stockholders, and the JSF share common officers and directors.

JSF receives a single digit royalty from the Company when revenue has been collected on product sales or for license payments from third parties that involve certain intellectual property developed under research funding originally from BHL. Royalty fees due to JSF were $29,000 and $58,000 as of December 31, 2024 and December 31, 2023, respectively, and are included in the consolidated balance sheets as amounts due to related parties.

**Note 22. Subsequent Events**

As disclosed in Item 3, "Legal Proceedings," on December 4, 2024, the Company entered into the Exchange Agreement with Roosevelt providing for the Exchange transaction, and on February 14, 2025, the Company filed a registration statement on Form S-4 with the SEC, including a preliminary proxy statement/prospectus, relating to shares to be issued in the transaction and a special meeting of stockholders of the Company to be held to approve the issuance of shares in the transaction and related proposals. Since the date of filing of the registration statement, the Company has received several letters (the "Demand Letters") from counsel to purported stockholders of the Company. Each letter asserts that the preliminary proxy statement included in the registration statement was deficient and demanded that the alleged deficiencies be rectified. The Demand Letters allege, among other matters, that corrective disclosures are required to be included in the registration statement to address alleged material misstatements and omissions in the registration statement and that the proxy statement/prospectus contains materially incomplete and misleading information concerning, among other matters, financial projections, financial analysis performed by the entity that provided a fairness opinion to the Company's board of directors in connection with the transaction, potential conflicts of interest involving the Company's financial advisor in connection with the transaction and the Company's insiders, and possible breach of fiduciary duties by the directors of executive officers of the Company in connection with the transaction. Certain of the Demand Letter include a request for inspection of certain books and records of the Company pursuant to Delaware corporate law. It is possible that additional, similar letters may be received, or complaints filed. If this occurs, except as may be required by law, the Company does not intend to announce the filing of any such additional demand letter or any such complaint. The Company believes that the allegations in the Demand Letters are without merit and intends to vigorously defend itself against any complaint that may be filed.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

Evaluation of Disclosure Controls and Procedures

As of December 31, 2024, Arcadia's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) were evaluated, with the participation of Arcadia's principal executive officer and principal financial officer, to assess whether they are effective in providing reasonable assurance that information required to be disclosed by Arcadia in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Based on this evaluation, Thomas J. Schaefer, Arcadia's principal executive officer, and Mark Kawakami, Arcadia's principal financial officer, concluded that these disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Arcadia's management, including Thomas J. Schaefer, its principal executive officer, and Mark Kawakami, its principal financial officer, evaluated the effectiveness of Arcadia's internal control over financial reporting using the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that Arcadia's internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recently completed fiscal quarter. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that there has not been any change in our internal control over financial reporting during that quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information.**

No director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K) during the three months ended December 31, 2024.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

None.

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance.**

The information required by this item will be contained in our definitive proxy statement to be filed with the Securities and Exchange Commission on Schedule 14A in connection with our 2025 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed no later than 120 days after the end of our fiscal year ended December 31, 2024, under the headings "Executive Officers," "Election of Directors," "Corporate Governance," and "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference, or will be included in an amendment to this Annual Report on Form 10-K.

The Company has adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the Corporate Governance section of our website, which is located at www.arcadiabio.com. If Arcadia makes any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions, or any officer or director, the Company will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

**Item 11. Executive Compensation.**

The information required by this item will be contained in Proxy Statement under the headings "Executive Compensation" and "Director Compensation," and is incorporated herein by reference, or will be included in an amendment to this Annual Report on Form 10-K.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by this item will be contained in Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information," and is incorporated herein by reference, or will be included in an amendment to this Annual Report on Form 10-K.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information required by this item will be contained in Proxy Statement under the headings "Certain Relationships and Related Party Transactions" and "Corporate Governance," and is incorporated herein by reference, or will be included in an amendment to this Annual Report on Form 10-K.

**Item 14. Principal Accounting Fees and Services.**

The information required by this item will be contained in Proxy Statement under the heading "Ratification of Independent Registered Public Accounting Firm-Principal Accounting Fees and Services," and is incorporated herein by reference, or will be included in an amendment to this Annual Report on Form 10-K.

Auditor Firm Id:   34          Auditor Name:   Deloitte & Touche LLP          Auditor Location:   Tempe, AZ, United States

**PART IV**

**Item 15. Exhibits, Financial Statement Schedules.**

The financial statements schedules and exhibits filed as part of this Annual Report on Form 10-K are as follows:

**(a)(1) Financial Statements**

Reference is made to the financial statements included in Item 8 of Part II hereof.

**(a)(2) Financial Statement Schedules**

All other schedules are omitted because they are not required or the required information is included in the statements or notes thereto.

**(a)(3) Exhibits**

Reference is made to the Exhibit Index accompanying this Annual Report on Form 10-K.

**Item 16. Form 10-K Summary.**

Not applicable.

**Exhibit Index**

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
| --- | --- | --- | --- | --- | --- | --- |
| | | Form | File No. | Exhibit | Filing Date | |
| 2.1 | Agreement and Plan of Exchange, by and among Arcadia Biosciences, Inc., and Roosevelt Resources LP, Elliott Roosevelt, Jr. and David A. Roosevelt, as Representatives of the Limited Partners, dated as of December 4, 2024. | 8-K | 001-37383 | 2.1 | 12/06/2024 | |
| 3.1 | Amended and Restated Certificate of Incorporation of Registrant. | 8-K | 001-37383 | 3.1 | 5/26/2015 | |
| 3.2 | Amendment to the Amended and Restated Certificate of Incorporation of Registrant. | 8-K | 001-37383 | 3.1 | 2/28/2023 | |
| 3.3 | Certificate of Designation of Series A Preferred Stock. | 8-K | 001-37383 | 3.1 | 12/8/2022 | |
| 3.4 | Amended and Restated Bylaws of Registrant. | 8-K | 001-37383 | 3.2 | 5/26/2015 | |
| 3.5 | Amendment to the Amended and Restated Bylaws of Registrant. | 8-K | 001-37383 | 3.2 | 12/8/2022 | |
| 4.1 | Form of Registrant's common stock certificate. | S-3 | 333-224061 | 4.1 | 3/30/2018 | |
| 4.2 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 3/23/2018 | |
| 4.3 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 6/14/2019 | |

| | | | | | | |
|---|---|---|---|---|---|---|
| 4.4 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 6/14/2019 | |
| 4.5 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 9/9/2019 | |
| 4.6 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 9/9/2019 | |
| 4.7 | Description of Registrant's Securities Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. | | | | | X |
| 4.8 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 5/18/2020 | |
| 4.9 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 5/18/2020 | |
| 4.10 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 7/8/2020 | |
| 4.11 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 7/8/2020 | |
| 4.12 | Form of Investor Warrant. | 8-K | 001-37383 | 4.1 | 12/22/2020 | |
| 4.13 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 12/22/2020 | |
| 4.14 | Form of Investor Warrant. | 8-K | 001-37383 | 4.1 | 1/29/2021 | |
| 4.15 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 1/29/2021 | |
| 4.16 | Form of Investor Pre-Funded Warrant. | 8-K | 001-37383 | 4.1 | 8/16/2022 | |
| 4.17 | Form of Investor Preferred Investment Option. | 8-K | 001-37383 | 4.2 | 8/16/2022 | |
| 4.18 | Form of Placement Agent Preferred Investment Option. | 8-K | 001-37383 | 4.3 | 8/16/2022 | |
| 4.19 | Form of Pre-Funded Warrant. | 8-K | 001-37383 | 4.1 | 3/3/2023 | |
| 4.20 | Form of Series A Preferred Investment Option. | 8-K | 001-37383 | 4.2 | 3/3/2023 | |
| 4.21 | Form of Series B Preferred Investment Option. | 8-K | 001-37383 | 4.3 | 3/3/2023 | |
| 4.22 | Form of Placement Agent Preferred Investment Option. | 8-K | 001-37383 | 4.4 | 3/3/2023 | |
| 10.1* | Form of Indemnification Agreement between the Registrant and each of its Officers and Directors. | S-1 | 333-202124 | 10.7 | 2/17/2015 | |
| 10.2* | 2006 Stock Plan, as amended and restated, and form of agreement thereunder. | S-1 | 333-202124 | 10.8 | 2/17/2015 | |
| 10.3* | 2015 Omnibus Equity Incentive Plan and forms of agreement thereunder. | 10-Q | 001-37383 | 10.5 | 8/13/2024 | |
| 10.4* | 2015 Employee Stock Purchase Plan and form of agreement thereunder. | S-1/A | 333-202124 | 10.10 | 5/11/2015 | |

| 10.5* | Executive Incentive Bonus Plan. | S-1/A | 333-202124 | 10.15 | 5/11/2015 |
|---|---|---|---|---|---|
| 10.6* | Amended and Restated Director Compensation Policy. | 10-Q | 001-37383 | 10.14 | 5/10/2016 |
| 10.7* | Form of Severance and Change in Control Agreement. | S-1/A | 333-202124 | 10.18 | 4/6/2015 |
| 10.8 | Base Office Lease dated March 17, 2003 between the Registrant and Pac West Office Equities, LP, including Amendments 1-7. | S-1 | 333-229047 | 10.16 | 12/27/2018 |
| 10.9 | Amendment No. 8 to the Office Lease dated March 17, 2003 between the Registrant and Pac West Office Equities, LP. | 10-Q | 001-37383 | 10.8 | 5/13/2020 |
| 10.10 | Amendment No. 9 to the Office Lease dated March 17, 2003 between the Registrant and Pac West Office Equities, LP. | 10-Q | 001-37383 | 10.2 | 8/13/2020 |
| 10.11* | Employment Letter for Stanley E. Jacot Jr., Chief Executive Officer. | 10-Q | 001-37383 | 10.1 | 5/12/2022 |
| 10.12* | Severance and Change in Control Agreement for Stanley E. Jacot, Jr. | 10-Q | 001-37383 | 10.1 | 5/12/2022 |
| 10.13* | Inducement Option Grant for Stanley E. Jacot, Jr. | 10-Q | 001-37383 | 10.2 | 5/12/2022 |
| 10.14* | Employment Letter and Severance and Change in Control Agreement for Thomas J. Schaefer. | 8-K/A | 001-37383 | 10.1 | 1/5/2023 |
| 10.15+ | Limited Liability Company Operating Agreement for Archipelago Ventures Hawaii, LLC, dated as of August 9, 2019. | 8-K | 001-37383 | 10.1 | 8/9/2019 |
| 10.16 | Securities Purchase Agreement dated as of March 19, 2018, between Arcadia Biosciences, Inc. and each purchaser named in the signature pages thereto. | 8-K | 001-37383 | 10.1 | 3/23/2018 |
| 10.17 | Form of Registration Rights Agreement. | 8-K | 001-37383 | 10.2 | 3/23/2018 |
| 10.18 | Form of Securities Purchase Agreement dated as of June 11, 2018, between Arcadia Biosciences, Inc. and each purchaser named in the signature pages thereto. | 8-K | 001-37383 | 10.1 | 6/14/2018 |
| 10.19 | Form of Securities Purchase Agreement dated as of June 12, 2019, between Arcadia Biosciences, Inc. and each purchaser named in the signature pages thereto. | 8-K | 001-37383 | 10.1 | 6/14/2019 |
| 10.20 | Form of Securities Purchase Agreement dated as of September 5, 2019, between Arcadia Biosciences, Inc. and each purchaser named in the signature pages thereto. | 8-K | 001-37383 | 10.1 | 9/9/2019 |

| 10.21 | Form of Letter Agreement, dated as of May 14, 2020. | 8-K | 001-37383 | 10.1 | 5/18/2020 |
|---|---|---|---|---|---|
| 10.22 | Form of Letter Agreement, dated as of July 6, 2020. | 8-K | 001-37383 | 10.1 | 7/8/2020 |
| 10.23 | Form of Securities Purchase Agreement dated as of December 18, 2020, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.1 | 12/22/2020 |
| 10.24 | Form of Securities Purchase Agreement dated as of January 25, 2021, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.1 | 1/29/2021 |
| 10.25 | Form of Registration Rights Agreement dated as of January 25, 2021, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.2 | 1/29/2021 |
| 10.26 | Form of Securities Purchase Agreement, dated as of August 12, 2022, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.1 | 8/16/2022 |
| 10.27 | Form of Securities Purchase Agreement dated as of March 2, 2023, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.1 | 3/3/2023 |
| 10.28 | Form of Registration Rights Agreement dated as of March 2, 2023, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.2 | 3/3/2023 |
| 10.29 | Form of Investment Option Amendment, dated as of March 2, 2023. | 8-K | 001-37383 | 10.3 | 3/3/2023 |
| 10.30+ | Master Transaction Agreement. | 8-K | 001-37383 | 10.2 | 12/22/2020 |
| 10.31+ | Asset Purchase Agreement dated May 17, 2021, by and among Arcadia, Buyer, Seller, Eko, Lief, Zola and Parent. | 8-K | 001-37383 | 10.1 | 5/21/2021 |
| 10.32+± | Asset Purchase Agreement | 8-K | 001-37383 | 10.1 | 5/17/2024 |
| 10.33+± | Asset Purchase Agreement | 8-K | 001-37383 | 10.1 | 5/20/2024 |
| 10.34 | Promissory Note | 8-K | 001-37383 | 10.2 | 5/20/2024 |
| 10.35 | Security Agreement | 8-K | 001-37383 | 10.3 | 5/20/2024 |
| 10.36 | Employment Letter and Severance and Change in Control Agreement for Thomas J. Schaefer | 8-K/A | 001-37383 | 10.1 | 8/23/2024 |

| 10.37 | Employment Letter and Severance and Change in Control Agreement for Mark Kawakami | 8-K/A | 001-37383 | 10.2 | 8/23/2024 | |
| 21.1 | List of subsidiaries of the Registrant. | S-1 | 333-262407 | 21.1 | 1/28/2022 | |
| 23.1 | Consent of Deloitte & Touche LLP, independent registered public accounting firm. | | | | | X |
| 24.1 | Power of attorney (included in the signature page to this filing). | | | | | X |
| 31.1 | Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 31.2 | Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 32.1 | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 32.2 | Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | X |
| 97.1 | Dodd-Frank Clawback Policy. | 10-K | 001-37383 | 97.1 | 3/28/2024 | |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document | | | | | X |
| 101.SCH | Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents | | | | | X |
| 104.1 | Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in inline XBRL (and contained in Exhibit 101) | | | | | X |

* Indicates a management contract or compensatory plan or arrangement.

+ Certain information has been excluded from this exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

± Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIA BIOSCIENCES, INC.

Date: March 25, 2025      By:              /s/ THOMAS J. SCHAEFER

**Thomas J. Schaefer**
**President and Chief Executive Officer**
**(Principal Executive Officer)**

Date: March 25, 2025      By:              /s/ MARK KAWAKAMI

**Mark Kawakami**
**Chief Financial Officer**
**(Principal Financial and Accounting Officer)**

Each person whose individual signature appears below hereby authorizes and appoints Thomas J. Schaefer with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ THOMAS J. SCHAEFER<br>**Thomas J. Schaefer** | **Director** | March 25, 2025 |
| /s/ ALBERT B. BOLLES<br>**Albert D. Bolles** | **Director** | March 25, 2025 |
| /s/ KEVIN COMCOWICH<br>**Kevin Comcowich** | **Director** | March 25, 2025 |
| /s/ LILIAN SHACKELFORD MURRAY<br>**Lilian Shackelford Murray** | **Director** | March 25, 2025 |
| /s/ GREGORY D. WALLER<br>**Gregory D. Waller** | **Director** | March 25, 2025 |
| /s/ AMY YODER<br>**Amy Yoder** | **Director** | March 25, 2025 |
| /s/ DEBORAH D. CAROSELLA<br>**Deborah D. Carosella** | **Director** | March 25, 2025 |

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K/A
Amendment No. 1

**(Mark One)**

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
**For the fiscal year ended December 31, 2024**

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
**FOR THE TRANSITION PERIOD FROM        TO**

**Commission File Number 001-37383**

# Arcadia Biosciences, Inc.
**(Exact name of Registrant as specified in its Charter)**

| | |
|---|---|
| **Delaware** | **81-0571538** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **5950 Sherry Lane, Suite 215** | |
| **Dallas, TX** | **75225** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**(214) 974-8921**
**(Registrant's Telephone Number, Including Area Code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common | RKDA | NASDAQ CAPITAL MARKET |

**Securities registered pursuant to Section 12(g) of the Act:** None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    YES ☐    NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.    YES ☐    NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES ☒    NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).    YES ☒    NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES ☐    NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $4,184,025 (based on the closing price of $3.15 on June 28, 2024 on the NASDAQ Capital Market).

As of April 23, 2025, the registrant had 1,367,040 shares of common stock outstanding, $0.001 par value per share.

**DOCUMENTS INCORPORATED BY REFERENCE**

None

## EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 10-K/A to amend our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on March 25, 2025 (Original Filing), to include the information required by Part III of Form 10-K. The Part III information was previously omitted from the Original Filing in reliance on General Instruction G(3) to Form 10-K, which permits the information in the above referenced items to be incorporated in the Form 10-K by reference from our definitive proxy statement if such statement is filed no later than 120 days after our fiscal year-end. The information required by Items 10-14 of Part III is no longer being incorporated by reference to the proxy statement relating to our 2025 Annual Meeting of Shareholders. The reference on the cover of the Original Filing to the incorporation by reference to portions of our definitive proxy statement into Part III of the Original Filing is hereby deleted. This Amendment No. 1 is not intended to update any other information presented in the Original Filing. In addition, as required by Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by our principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment No.1. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4, and 5 of the certifications have been omitted.

**FORM 10-K/A**
Amendment No. 1

**INDEX**

PART III
    Item 10.   Directors, Executive Officers and Corporate Governance    1
    Item 11.   Executive Compensation    5
    Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters    16
    Item 13.   Certain Relationships and Related Transactions, and Director Independence    20
    Item 14.   Principal Accountant Fees and Services    21
PART IV
    Item 15.   Exhibits and Financial Statement Schedules    22

[This page intentionally left blank]

**PART III**

**ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

**Executive Officers and Directors**

The following table sets forth the names, ages and positions of our executive officers and directors (ages as of March 31, 2025):

| Name | Age | Position |
|---|---|---|
| Thomas J. Schaefer | 49 | President and Chief Executive Officer |
| Mark Kawakami | 47 | Chief Financial Officer |
| Kevin Comcowich | 56 | Chair of the Board of Directors |
| Albert D. Bolles, Ph.D. | 67 | Director |
| Deborah Carosella | 68 | Director |
| Lilian Shackelford Murray | 66 | Director |
| Amy Yoder | 58 | Director |
| Gregory D. Waller | 75 | Director |

**Executive Officers**

*Thomas J. Schaefer* was appointed as our Chief Financial Officer in January 2023 and was appointed as our President and Chief Executive Officer in July 2024. Mr. Schaefer is an accomplished finance executive with more than 20 years of investment and corporate finance experience. Mr. Schaefer joined Arcadia in July 2020 as senior director of finance and served as vice president of finance and investor relations for the company until his appointment as Chief Financial Officer. Prior to that, Mr. Schaefer was the director of finance at Flavor Producers, a portfolio company owned by the private equity firm GTCR that specializes in beverages and snacks, from June 2018 through July 2020. Mr. Schaefer worked as a consultant for Applied FP&A, LLC from January 2018 through June 2018. Prior to 2018, he held a number of finance roles with various companies and worked as an equity research analyst with Edward Jones early in his career. Mr. Schaefer, a chartered financial analyst, earned a bachelor of business administration in economics and finance from McKendree University in Lebanon, Illinois and a master of business administration from the Marshall School of Business at the University of Southern California.

*Mark Kawakami* was appointed as our Chief Financial Officer in July 2024. Mr. Kawakami joined Arcadia in September 2021 as the director of finance, and from January 2023 to July 2024, he served as Arcadia's vice president of finance. Prior to joining Arcadia, Mr. Kawakami was the director of business analytics at Renaissance Food Group from July 2020 to August 2021. Renaissance Food Group, a subsidiary of Calavo Growers, specialized in the manufacture of consumer food products distributed through multiple retail and wholesale channels. From February 2018 to July 2020, Mr. Kawakami worked as a consultant for DLC, a consultancy specializing in finance, accounting, and project management. Prior to 2018, Mr. Kawakami worked as a finance consultant and held finance roles with companies in various industries including grocery, convenience retail, and financial services. Mr. Kawakami earned a bachelor of International Relations from the University of Southern California and a master of business administration from the Marshall School of Business at the University of Southern California.

Each executive officer serves at the discretion of our Board of Directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

**Non-employee Directors**

*Kevin Comcowich* has served as a director of our Company since November 2016. From January 1, 2022 to February 2, 2022, he served as Interim Chief Executive Officer while the Company conducted a search for a permanent Chief Executive Officer. Before retiring in 2014, he was a founder and portfolio manager of HTX Energy Fund, a hedge fund, in Houston, Texas since 2012. He was previously the President and Chief Investment Officer (CIO) of Sound Energy Partners and served as Chief Information Officer and research analyst for Southport Energy Plus Partners Fund. Mr. Comcowich received his MBA from the University of Indiana and earned his bachelor's degree from the College of the Holy Cross. We believe Mr. Comcowich is qualified to serve on our Board of Directors due to his extensive experience in financial leadership, business strategy, investment management and global capital market strategies.

*Albert D. Bolles, Ph.D.* joined our Board of Directors in May 2018. Dr. Bolles currently advises multiple companies in the consumer products sector in a broad range of business initiatives. He most recently completed his tenure as the Chief Executive Officer of Landec Corporation from June 2019 to August 2022. In this role, he successfully led profitability, operating, innovation and quality improvements enabling divestiture of the Curation Foods businesses, as well as transitioning the Lifecore Biomedical business from Landec to a stand-alone corporation. Prior to his appointment at Landec, Dr. Bolles served as Executive Vice President, Chief Technology and Operations Officer of ConAgra Foods, a leading consumer products food company with net sales exceeding $16 billion. Preceding that role, Dr. Bolles was Executive Vice President, Research, Quality and Innovation for ConAgra, championing the development and execution of multiple new and improved products, realizing incremental growth for ConAgra Foods and a multiyear pipeline to sustain and advance growth further. Before joining ConAgra in 2006, Dr. Bolles served as Vice President of worldwide research and development for PepsiCo Beverages and Foods and Quaker Foods, including product process, package and sensory R&D, Nutrition, Quality and Scientific & Regulatory Affairs. Dr. Bolles holds several patents and has won numerous awards for his contributions to the world of food science. He is a graduate of Michigan State University, where he earned Ph.D. and M.S. degrees in food science and a bachelor's degree in microbiology. He currently serves as a director of SunOpta, a publicly traded company, where he is also on the Nominating and Governance Committee. We believe Dr. Bolles is qualified to serve on our Board of Directors because of his more than 30 years of experience in the consumer food industry in the areas of research and development, innovation, quality and end-to-end supply chain.

*Lilian Shackelford Murray* joined our Board of Directors in June 2018, and had previously served as a Board observer to the Company from March 2007 until May 2015. Ms. Murray is a Managing Member of Ponte Partners, a secondary investment management firm, since January 2019. Ms. Murray was also the founder and manager of Dovedale Investments, LLC, a money management firm, from January 2011 to February 2023. From 2002 to 2018, Ms. Murray served as a managing member of multiple investment management funds with Saints Capital. Ms. Murray was previously an investment banker with Prudential Volpe Technology Group, Volpe, Brown Whelan, Wheat First Securities, Dean Witter Reynolds and EF Hutton. Ms. Murray's prior board experience includes service as a director of a number of privately held companies. Ms. Murray received an MBA from Harvard Business School and a BS from the University of Virginia. Ms. Murray's qualifications to serve on the Board include over 40 years of financial and management experience as a financial advisor, investment banker and managing director of investment funds, as well as her familiarity with the company's business, operations and board functions from her previous service as a board observer.

*Amy Yoder* joined the Board in June 2017. Since October 2024 Ms.Yoder has led the global supply chain for Farmers Business Network. FBN, is one of the largest online retailers for agricultural inputs. From January 2023 to September 2024, she served as the CEO of QC Supply, a company focused on providing retail services and distribution for the agricultural protein segment. From June 2015 to December 2022, she was the President and CEO of Anuvia Plant Nutrients, a company that creates enhanced plant nutrition products from recycled organic waste sources. From 2012 to 2015, Ms. Yoder was the President and CEO of Arysta Life Science, a publicly-held agricultural solutions company. Ms. Yoder has also held a variety of senior sales, marketing and executive positions with companies throughout the agricultural and related industries, including Spectrum Brands, BioLab and United Agri Products. Ms. Yoder received a bachelor's degree in agricultural technology and systems management from Michigan State University, with an emphasis in crop and soil science. She has served on boards of various companies, agricultural associations and universities, including Compass Minerals International, a publicly traded company, between 2012 and 2023. We believe Ms. Yoder is qualified to serve on our Board of Directors due to her extensive experience across various agriculture sectors, deep knowledge of the capital markets and public board governance expertise.

*Deborah Carosella* joined our Board of Directors in February 2021. Ms. Carosella also serves as a director on the board of Leaning Tree greeting card company.  Ms. Carosella has over 30 years of experience in the consumer products goods industry, with both large corporations and smaller, entrepreneurial, high growth companies. Currently, Ms. Carosella serves on the global executive advisory board for Gryphon Investors, a mid-cap private equity company. Ms. Carosella has extensive experience in the natural and organic foods industry, and particular expertise in general management, customer and consumer strategy, strategic marketing, brand and new product development, and innovation. She has served as a strategic consultant for various natural and organic food companies and as an advisor to select private equity firms since 2017. Previously, Ms. Carosella was CEO of Madhava Natural Sweeteners, a Boulder, Colorado-based natural and organic sweetener company until December 2016. Prior to Madhava, Ms. Carosella was Senior Vice President of Innovation and a member of the Executive Leadership Team at WhiteWave/Dean Foods. She joined WhiteWave/Dean Foods from ConAgra Foods, Inc. where she held various roles including Vice President, General Manager and Vice President, Strategic Marketing and Innovation and Executive Vice President New Platforms while serving on the Executive Leadership Team with business unit- specific and enterprise-wide responsibilities. Ms. Carosella began her career in the advertising, branding and innovation agency business, serving as President of her own agency after working for several years with large, multi-national agencies. We believe Ms. Carosella is qualified to serve on our Board of Directors because of her more than 30 years of experience in consumer products and specifically in the areas of strategic marketing, branding and new product innovation.

*Gregory D. Waller* has served as a director of the Company since June 2017.  He has also served as a board member of Nuwellis, Inc. since August 2011, a publicly traded company. From October 2011 to October 2015, Mr. Waller was Chief Financial Officer of Ulthera Corporation, a privately-held company providing ultrasound technology for aesthetic and medical applications, which was sold to Merz North America in July 2014. From March 2006 until April 2011, Mr. Waller was Chief Financial Officer of Universal Building Products, a manufacturer of concrete construction accessories. Mr. Waller served as Vice President-Finance, Chief Financial Officer and Treasurer of Sybron Dental Specialties, Inc., a manufacturer and marketer of consumable dental products, from August 1993 until his retirement in May 2005 and was formerly the Vice President and Treasurer of Kerr, Ormco Corporation, and Metrex. Mr. Waller's prior board experience includes service as a director for the following publicly-traded companies: Endologix Corporation, from November 2003 to October 2020; Cardiogenesis Corporation, from April 2007 until its acquisition by Cryolife in 2011; Clarient, Inc., from December 2006 until its acquisition by General Electric Company in December 2010; Biolase Technology, Inc., from October 2009 to August 2010; SenoRx, Inc., from May 2006 until its acquisition by C.R. Bard, Inc. in July 2010; and Alsius Corporation, from June 2007 until its acquisition by Zoll Medical Corporation in September 2009. Mr. Waller has a Master of Business Administration with a concentration in accounting from California State University, Fullerton. We believe Mr. Waller is qualified to serve as a member of our Board of Directors because of his 45 years of financial and management experience, as well as his familiarity with public company board functions from his service on the Boards of other public companies.

**Director Independence**

Our Board of Directors has undertaken a review of its composition, the composition of its committees, and the independence of each director, and has considered whether any director has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based on information provided by each director concerning his or her background, employment, and affiliations, including family relationships, our Board of Directors has determined that Dr. Bolles, Mses. Shackelford Murray, Yoder and Carosella, and Messrs. Comcowich and Waller do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC, and the listing standards of The Nasdaq Stock Market (the "Applicable Rules "). In making these determinations, our Board of Directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director or affiliated entities, and the transactions involving them described in the section titled "Certain Relationships and Related Party Transactions."

*Audit Committee*

Our audit committee is currently comprised of Mr. Waller and Mses. Shackelford Murray and Yoder, with Mr. Waller serving as audit committee chair. Our Board of Directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the current listing standards of The Nasdaq Stock Market and SEC rules and regulations, including Rule 10A-3. Our Board of Directors also has determined that Ms. Shackelford Murray and Mr. Waller are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The responsibilities of our audit committee include, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

- developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviewing our policies on risk assessment and risk management;

- reviewing related party transactions; and

- approving all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

**Director Nominations**

No material changes have been made to the procedures by which security holders may recommend nominees to our Board from those that were described in our definitive proxy statement for our 2024 annual meeting of stockholders that was filed with the SEC on May 16, 2024.

**Code of Business Conduct and Ethics**

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, officers, and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our Code of Business Conduct and Ethics is available in the Investors section of our website at http://ir.arcadiabio.com under "Corporate Governance."  If we make any substantive amendments to, or grant any waivers from, the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

**Insider Trading Policy**

The Company has adopted an insider trading policy governing the purchase, sale and/or other dispositions of the Company's securities that applies to its officers, directors and employees as well as other covered persons. The Company believes its insider trading policy and repurchase procedures are reasonably designed to promote compliance with U.S. insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K/A.

**Delinquent Section 16(a) Reports**

Section 16(a) of the Exchange Act requires directors, certain officers, and ten percent (10%) stockholders to file reports of ownership and changes in ownership with the SEC. Based upon a review of filings with the SEC and/or written representations that no other reports were required, we believe that except as described below, all reports for the Company's officers and directors that were required to be filed under Section 16 of the Exchange Act were timely filed in 2024. On July 18, 2024, Mark Kawakami filed an initial statement of beneficial ownership of securities on Form 3 in connection with his appointment as Chief Financial Officer effective July 5, 2024.

## ITEM 11.  EXECUTIVE COMPENSATION

**Processes and Procedures for Compensation Decisions**

Our compensation committee is responsible for the executive compensation programs for our executive officers and reports to the Board of Directors on its discussions, decisions and other actions. Our Chief Executive Officer makes recommendations to our compensation committee, attends committee meetings, and is involved in the determination of compensation for the respective executive officers that report to him, except that our Chief Executive Officer does not make recommendations as to his own compensation. Additionally, our Chief Executive Officer makes recommendations to our compensation committee regarding short- and long-term compensation for all executive officers (other than himself) based on our results, an individual executive officer's contribution toward these results, and performance toward individual goal achievement. Our compensation committee then reviews the recommendations and other data and makes decisions as to total compensation for each executive officer other than the Chief Executive Officer, as well as each individual compensation component. Our compensation committee makes recommendations to the Board of Directors regarding compensation for our Chief Executive Officer. The independent members of the Board of Directors make the final decisions regarding executive compensation for our Chief Executive Officer.

The compensation committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of our compensation programs and related policies.

**2024 Summary Compensation Table**

The following table provides information regarding the compensation during the fiscal years ended December 31, 2024 and 2023 of (i) each person who served as our chief executive officer during fiscal 2024; (ii) the two most highly compensated officers other than the chief executive officer who were serving as executive officers at the end of fiscal 2024 and whose total compensation for such year exceeded $100,000; and (iii) up to two additional individuals for whom disclosures would have been provided in this table under part (ii) of this sentence, but for the fact that such persons were not serving as executive officers as of the end of fiscal 2024 (sometimes referred to collectively as the "named executive officers").

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($)(1) | Non-Equity Incentive Plan Compensation ($)(2) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Stanley E. Jacot, Jr. | 2024 | $ 230,031 | — | — | — | — | $ 288,077 | $ 518,108 |
| Former President and Chief Executive Officer (3) | 2023 | $ 350,000 | — | — | $ 10,021 | $ 165,156 | — | $ 525,177 |
| Thomas J. Schaefer | 2024 | $ 260,000 | $ 65,000 | — | $ 43,888 | $ 126,853 | $ 3,736 | $ 499,477 |
| President and Chief Executive Officer (4) | 2023 | $ 260,000 | — | — | $ 22,388 | $ 98,150 | — | $ 380,538 |
| Mark Kawakami | 2024 | $ 212,742 | $ 53,016 | — | $ 43,888 | $ 57,802 | $ 2,727 | $ 370,175 |
| Chief Financial Officer (5) | 2023 | — | — | — | — | — | — | — |
| Laura Pitlik | 2024 | $ 88,942 | — | — | — | — | $ 65,885 | $ 154,826 |
| Former Chief Marketing Officer (6) | 2023 | $ 250,000 | — | — | $ 10,021 | $ 86,250 | — | $ 346,271 |

(1) Amounts do not reflect compensation actually received by the officer. Instead, the amounts represent aggregate grant date fair value of options granted during 2024 computed in accordance with ASC Topic 718 Stock Compensation. The valuation assumptions used in determining such amounts are consistent with those described in Note 14 of the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024.

(2) The amounts shown for 2024 represent amounts earned pursuant to our Executive Incentive Bonus Plan for services in 2024, which were paid in 2025. The amounts shown for 2023 represent amounts earned pursuant to our Executive Incentive Bonus Plan for services in 2023, which were paid in 2024. The amounts for 2024 and 2023 were determined based on a weighting of the achievement of Financial and Individual Goals.

(3) Mr. Jacot resigned as our President and Chief Executive Officer, effective as of July 2, 2024. Amounts reflected as "all other compensation" in the above table represent a severance payment pursuant to a Separation Agreement with the Company.

(4) Mr. Schaefer served as the Company's Chief Financial Officer until his appointment as Chief Executive Officer on July 3, 2024. Amounts shown in the table include compensation for services rendered in all capacities.

(5) Mr. Kawakami served as the Vice President of Finance until his appointment as Chief Financial Officer on July 3, 2024. Amounts shown in the table include compensation for services rendered in all capacities.

(6) Ms. Pitlik resigned as our Chief Marketing Officer, effective as of March 1, 2024. Amounts reflected as "all other compensation" in the above table represent a severance payment pursuant to a Separation Agreement with the Company.

## Named Executive Officer Employment Arrangements

### *Stanley E. Jacot, Jr. (Former President and Chief Executive Officer)*

Pursuant to his employment offer letter dated January 31, 2022, Mr. Jacot's starting compensation when appointed to the position of President and Chief Executive Officer in February 2022, included an annual base salary of $350,000 and a target bonus opportunity of 50% of his annual base salary. Additionally, Mr. Jacot was granted an inducement stock option on February 2, 2022 to purchase 7,902 shares of the Company's common stock with an exercise price of $36.40 per share. The stock options had a term of ten years and were to vest over four years, with 25% of the shares subject to the stock options vesting on the first anniversary of the grant date, and an additional 1/36th of the shares vesting each month thereafter, subject to his continued service through the applicable vesting dates. In April 2023, Mr. Jacot was granted options to purchase 1,500 shares of Arcadia's common stock under the 2015 Omnibus Equity Incentive Plan. The stock options had a term of ten years and were to vest over four years, with 25% of the shares subject to the stock options vesting on the first anniversary of the grant date, and an additional 1/36th of the shares vesting each month thereafter, subject to continued service through the applicable vesting dates. Mr. Jacot was eligible to receive discretionary cash bonuses as determined by the Compensation Committee or the Board of Directors.

On July 2, 2024, Mr. Jacot resigned as Arcadia's president and chief executive officer. Arcadia and Mr. Jacot entered into a Separation and Release Agreement, which superseded any previous agreements regarding its subject matter, pursuant to which Arcadia paid Mr. Jacot a cash severance payment equal to $288,077. In addition, the Separation Agreement provided for twelve months of accelerated vesting of stock options held by Mr. Jacot and the payment of Mr. Jacot's health insurance premiums through February 2025. Mr. Jacot also signed a general release of claims.

### *Thomas J. Schaefer (Chief Financial Officer; President and Chief Executive Officer)*

In connection with the appointment of Mr. Schaefer to the position of Chief Financial Officer in January 2023, Mr. Schaefer entered into an employment letter agreement and a CIC Agreement (as defined below). Pursuant to the employment letter, Mr. Schaefer's annual base salary was increased to $260,000 and his target bonus opportunity was established at 40%. Additionally, Mr. Schaefer was granted options to purchase 1,250 shares of Arcadia's common stock under the 2015 Omnibus Equity Incentive Plan. The stock options have a term of ten years and vest over four years, with 25% of the shares subject to the stock options vesting on the first anniversary of the grant date, and an additional 1/36th of the shares vesting each month thereafter, subject to continued service through the applicable vesting dates. In April 2023, Mr. Schaefer was granted options to purchase 1,500 shares of Arcadia's common stock under the 2015 Omnibus Equity Incentive Plan. The stock options have a term of ten years and vest over four years, with 25% of the shares subject to the stock options vesting on the first anniversary of the grant date, and an additional 1/36th of the shares vesting each month thereafter, subject to continued service through the applicable vesting dates. In August 2024, Mr. Schaefer was granted options to purchase 20,000 shares of Arcadia's common stock under the 2015 Omnibus Equity Incentive Plan. The stock options have a term of ten years and vest over four years, with 25% of the shares subject to the stock options vesting on the first anniversary of the grant date, and an additional 1/36th of the shares vesting each month thereafter, subject to continued service through the applicable vesting dates. Mr. Schaefer is eligible to receive discretionary cash bonuses as determined by the Compensation Committee or the Board of Directors.

On August 20, 2024, the Company and Mr. Schaefer entered into an employment letter and severance and change in control agreement (the "Schaefer Employment Letter") that establishes his base salary as of the effective date of his appointment as chief executive officer as $260,000 per annum and his 2024 target bonus opportunity as 40% of his base salary for the portion of 2024 he served as the Company's chief financial officer and 50% of his base salary for the portion of 2024 that he serves as the Company's chief executive officer. As set forth in the Schaefer Employment Letter, and consistent with the Company's other named executive officers, Mr. Schaefer's employment is "at-will." Mr. Schaefer also entered into a severance and change in control agreement with the Company (the "Schaefer CIC Agreement"), which by its terms was effective as of the effective date of his employment as chief executive officer and will expire on the third anniversary of the effective date, and which supersedes previous change in control agreements or severance provisions contained in previous employment agreements. Pursuant to the Schaefer CIC Agreement, if the Company terminates Mr. Schaefer's employment for a reason other than cause or Mr. Schaefer's death or disability at any time other than during the twelve-month period immediately following a change of control, then Mr. Schaefer will receive the following severance benefits from the Company: (i) severance in the form of base salary continuation for a period of six months; (ii) reimbursement for premiums paid for coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for Mr. Schaefer and his eligible dependents for up to six months; and (iii) a pro-rated portion of the annual cash bonus he would have been entitled to receive for the year of termination if he had remained employed by the Company through the end of such year.

If during the twelve-month period immediately following a change of control, (x) the Company terminates Mr. Schaefer's employment for a reason other than cause or Mr. Schaefer's death or disability, or (y) Mr. Schaefer resigns from employment for good reason, then, in lieu of the above described severance benefits, Mr. Schaefer shall receive the following severance benefits from the Company: (i) severance in the form of base salary continuation for a period of twelve months; (ii) reimbursement for premiums paid for coverage pursuant to COBRA for Mr. Schaefer and his eligible dependents for up to twelve months; (iii) a pro-rated portion of the annual cash bonus he would have been entitled to receive for the year of termination if he had remained employed by the Company through the end of such year; and (iv) vesting shall accelerate as to 100% of all of Mr. Schaefer's outstanding equity awards.

### Mark Kawakami (Chief Financial Officer)

On August 20, 2024, the Company and Mr. Kawakami entered into an employment letter and severance and change in control agreement (the "Kawakami Employment Letter", and together with the Schaefer Employment Letter, the "Employment Letters") that establishes his base salary as of the effective date of his appointment as chief financial officer as $212,063 per annum and his 2024 target bonus opportunity as 20% of his base salary for the portion of 2024 he served as the Company's vice president of finance and 30% of his base salary for the portion of 2024 that he served as the Company's chief financial officer. As set forth in the Employment Letter, and consistent with the Company's other named executive officers, Mr. Kawakami's employment is "at-will." Mr. Kawakami also entered into a severance and change in control agreement with the Company (the "Kawakami CIC Agreement", and together with the Schaefer CIC Agreement, the "CIC Agreements"), which by its terms was effective as of the effective date of his employment as chief financial officer and will expire on the third anniversary of the effective date, and which supersedes previous change in control agreements or severance provisions contained in previous employment agreements. Pursuant to the Kawakami CIC Agreement, if the Company terminates Mr. Kawakami's employment for a reason other than cause or Mr. Kawakami's death or disability at any time other than during the twelve-month period immediately following a change of control, then Mr. Kawakami will receive the following severance benefits from the Company: (i) severance in the form of base salary continuation for a period of six months; (ii) reimbursement for premiums paid for coverage pursuant to COBRA for Mr. Kawakami and his eligible dependents for up to six months; and (iii) a pro-rated portion of the annual cash bonus he would have been entitled to receive for the year of termination if he had remained employed by the Company through the end of such year.

If during the twelve-month period immediately following a change of control, (x) the Company terminates Mr. Kawakami's employment for a reason other than cause or Mr. Kawakami's death or disability, or (y) Mr. Kawakami resigns from employment for good reason, then, in lieu of the above described severance benefits, Mr. Kawakami shall receive the following severance benefits from the Company: (i) severance in the form of base salary continuation for a period of twelve months; (ii) reimbursement for premiums paid for coverage pursuant to COBRA for Mr. Kawakami and his eligible dependents for up to twelve months; (iii) a pro-rated portion of the annual cash bonus he would have been entitled to receive for the year of termination if he had remained employed by the Company through the end of such year; and (iv) vesting shall accelerate as to 100% of all of Mr. Kawakami's outstanding equity awards.

In August 2024, Mr. Kawakami was granted options to purchase 20,000 shares of Arcadia's common stock under the 2015 Omnibus Equity Incentive Plan. The stock options have a term of ten years and vest over four years, with 25% of the shares subject to the stock options vesting on the first anniversary of the grant date, and an additional 1/36th of the shares vesting each month thereafter, subject to continued service through the applicable vesting dates. Mr. Kawakami is eligible to receive discretionary cash bonuses as determined by the Compensation Committee or the Board of Directors.

### Laura Pitlik (Former Chief Marketing Officer)

Pursuant to an employment offer letter agreement, Ms. Pitlik's starting compensation upon commencement of her employment in July 2021 included a base salary of $250,000, a signing bonus of $50,000, an annual incentive cash bonus targeted at 40% of base salary, and the grant of stock options to purchase 1,874 shares of Arcadia's common stock under the 2015 Omnibus Equity Incentive Plan. The stock options had a term of ten years and were to vest over four years, with 25% of the shares subject to the stock options vesting on the first anniversary of the grant date, and an additional 1/36th of the shares vesting each month thereafter, subject to continued service through the applicable vesting dates. In April 2022, Ms. Pitlik was granted options to purchase 1,350 shares of common stock of the Company. The stock option were to vest over 4 years, with 25% of the shares subject to the stock options vesting on the first anniversary of the grant date, and an additional 1/36th of the shares vesting each month thereafter, subject to her continued service. In August 2022, Ms. Pitlik was granted options to purchase 575 shares of the common stock of the Company. Ms. Pitlik's right to exercise the option were to vest over 3 years (1/3 per year), subject to her continued service. In April 2023, Ms. Pitlik was granted options to purchase 1,500 shares of Arcadia's common stock under the 2015 Omnibus Equity Incentive Plan. The stock options had a term of ten years and were to vest over four years, with 25% of the shares subject to the stock options vesting on the first anniversary of the grant date, and an additional 1/36th of the shares vesting each month thereafter, subject to continued service through the applicable vesting dates. Ms. Pitlik was eligible to receive discretionary cash bonuses as determined by the Compensation Committee or the Board of Directors.

On February 9, 2024, Ms. Pitlik provided notice to Arcadia of her resignation as Arcadia's chief marketing officer, effective as of March 1, 2024. On February 13, 2024, Arcadia and Ms. Pitlik entered into a Separation Agreement, pursuant to which Arcadia paid Ms. Pitlik a cash severance payment equal to $62,500 and Mr. Pitlik signed a general release of claims.

### *Severance and Change in Control Agreements*

In February 2015, our Board approved the form of severance and change in control agreements (the "CIC Agreements") for each of our executive officers. The specific terms of the CIC Agreements for our current executive officers are discussed below. Other than for Mr. Jacot's CIC Agreement, each of the CIC Agreements expires by its terms on the third anniversary of the effective date of such agreement.

Pursuant to the CIC Agreements, if we terminate an executive's employment with us for a reason other than cause (as defined in the CIC Agreements) or the executive's death or disability (as defined in the CIC Agreements) at any time other than during the twelve-month period immediately following a change of control (as defined in the CIC Agreements), then such executive will receive the following severance benefits from the Company: (i) severance in the form of base salary continuation for a period of six months (nine months for Mr. Jacot); (ii) reimbursement for premiums paid for coverage pursuant to COBRA, for the executive and the executive's eligible dependents for up to six months (nine months for Mr. Jacot); (iii) a pro-rated portion of the termination year bonus based on the percentage of the year that executive was employed by the Company in the year of termination and; and (iv) for Mr. Jacot, vesting shall accelerate as to those outstanding equity awards that would vest in the twelve months following the date of termination under normal vesting during that period as if Mr. Jacot were employed for all of that twelve month period. In addition, if Mr. Jacot resigns from employment with us for good reason (as defined in his CIC Agreement) other than during the twelve-month period immediately following a change of control, Mr. Jacot will receive the same severance benefits from the Company that Mr. Jacot would have received if he were terminated without cause.

If during the twelve-month period immediately following a change of control (as defined in the CIC Agreements), (x) we terminate an executive's employment with us for a reason other than cause (as defined in the CIC Agreements) or the executive's death or disability (as defined in the CIC Agreements), or (y) an executive resigns from such employment for good reason (as defined in the CIC Agreements), then, in lieu of the above described severance benefits, such executive shall receive the following severance benefits from the Company: (i) severance in the form of base salary continuation for a period of twelve months; (ii) reimbursement for premiums paid for coverage pursuant to COBRA, for the executive and the executive's eligible dependents for up to twelve months; (iii) vesting shall accelerate as to 100% of all of the executive's outstanding equity awards; and (iv) a pro-rated portion of the termination year bonus based on the percentage of the year that executive was employed by the Company in the year of termination. In addition, if other than during the twelve-month period immediately following a change of control, Mr. Jacot's employment with the Company is terminated due to Mr. Jacot's death or disability, then Jr. Jacot shall receive the following severance benefits: (i) vesting shall accelerate as to those outstanding equity awards that would vest in the twelve months following the date of termination under normal vesting during that period as if Mr. Jacot were employed for all of that twelve month period and (ii) a pro-rated portion of the termination year bonus based on the percentage of the year that Mr. Jacot was employed by the Company in the year of termination.

An executive's receipt of severance payments or benefits pursuant to a CIC Agreement is subject to the executive signing a release of claims in our favor and complying with certain restrictive covenants set forth in the CIC Agreement.

Each CIC Agreement contains a "better after-tax" provision, which provides that if any of the payments to an executive constitutes a parachute payment under Section 280G of the Code, the payments will either be (i) reduced or (ii) provided in full to the executive, whichever results in the executive receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code, in each case based upon the highest marginal rate for the applicable tax.

On February 8, 2024, our Board approved retention bonuses of $87,500 for Mr. Jacot and $65,000 for Mr. Schaefer. In order for either of these executive officers to be eligible for a retention bonus, such executive officer must remain employed by Arcadia in good standing until the earlier to occur of (i) a change of control (as defined in the CIC Agreements) and (ii) December 31, 2024. As Mr. Jacot's employment with the Company terminated before the occurrence of either such event, he was no longer eligible for the retention bonus.

**Outstanding Equity Awards at Fiscal Year-End**

The following table sets forth information regarding outstanding stock options held by our 2024 named executive officers who held any outstanding options as of December 31, 2024.

| Name and Principal Position | Option Awards | | | |
| --- | --- | --- | --- | --- |
| | Number of securities underlying unexercised options (#) exercisable(1) | Number of securities underlying unexercised options (#) unexercisable(1) | Option Exercise Price ($) | Option Expiration Date |
| Thomas J. Schaefer | 200 | — (2) | $ 146.80 | 7/27/2030 |
| President and Chief Executive Officer | 97 | 3 (3) | $ 122.00 | 1/21/2031 |
| | 395 | 105 (4) | $ 83.60 | 10/1/2031 |
| | 575 | — (5) | $ 50.80 | 4/11/2032 |
| | 532 | 243 (6) | $ 50.80 | 4/11/2032 |
| | 575 | — (7) | $ 37.60 | 8/16/2032 |
| | 624 | 626 (8) | $ 11.20 | 1/3/2033 |
| | 654 | 846 (9) | $ 7.55 | 4/4/2033 |
| | — | 20,000 (10) | $ 2.71 | 8/19/2034 |
| Mark Kawakami | 243 | 57 (11) | $ 90.80 | 9/13/2031 |
| Chief Financial Officer | 205 | 95 (6) | $ 50.80 | 4/11/2032 |
| | 91 | 46 (7) | $ 37.74 | 8/16/2032 |
| | 124 | 126 (8) | $ 10.80 | 1/1/2033 |
| | 195 | 305 (12) | $ 4.68 | 5/17/2033 |
| | — | 20,000 (10) | $ 2.71 | 8/19/2034 |
| Laura Pitlik | 1,640 | — (11) | $ 112.00 | 7/12/2031 |
| Former Chief Marketing Officer | 575 | — (5) | $ 50.80 | 4/11/2032 |
| | 532 | — (6) | $ 50.80 | 4/11/2032 |
| | 575 | — (7) | $ 37.60 | 8/16/2032 |
| | 654 | — (9) | $ 7.55 | 4/4/2033 |

(1) Stock options granted to Mr. Schaefer, Mr. Kawakami and Ms. Pitlik to purchase our common stock were granted pursuant to our 2015 Omnibus Equity Incentive Plan.

(2) The stock options vested as to 25% of the shares on July 27, 2021, with the remaining 75% vesting in 36 equal monthly installments thereafter, such that the award is fully vested on July 1, 2024, subject to the executive officer's continued service through each vesting date.

(3)  The stock options vested as to 25% of the shares on January 21, 2022, with the remaining 75% vesting in 36 equal monthly installments thereafter, such that the award is fully vested on January 31, 2025, subject to the executive officer's continued service through each vesting date.

(4)  The stock options vest in 48 equal installments beginning November 1, 2021, and ending October 1, 2025, subject to the executive officer's continued service through each vesting date.

(5)  The stock options vested as to 50% of the shares on April 11, 2023, with the remaining 50% of shares vested on April 11, 2024.

(6)  The stock options vested as to 25% of the shares on April 11, 2023, with the remaining 75% of shares vesting in 36 equal monthly installments thereafter, such that the award is fully vested on March 31, 2026, subject to the executive officer's continued service through each vesting date.

(7)  The stock options vest in three equal annual installments beginning August 16, 2023, and ending August 31, 2026, subject to the executive officer's continued service through each vesting date.

(8)  The stock options vested as to 25% of the shares on January 3, 2024, with the remaining 75% vesting in 36 equal monthly installments thereafter, such that the award is fully vested on December 31, 2026, subject to the executive officer's continued service through each vesting date.

(9)  The stock options vested as to 25% of the shares on April 4, 2024, with the remaining 75% of shares vesting in 36 equal monthly installments thereafter, such that the award is fully vested on March 31, 2027, subject to the executive officer's continued service through each vesting date.

(10) The stock options will vest as to 25% of the shares on August 19, 2025, with the remaining 75% of shares vesting in 36 equal monthly installments thereafter, such that the award is fully vested on August 31, 2028, subject to the executive officer's continued service through each vesting date.

(11) The stock options vested as to 25% of the shares on September 13, 2022, with the remaining 75% of shares vesting in 36 equal monthly installments thereafter, such that the award is fully vested on August 30, 2025, subject to the executive officer's continued service through each vesting date.

(12) The stock options vested as to 25% of the shares on May 17, 2024, with the remaining 75% vesting in 36 equal monthly installments thereafter, such that the award is fully vested on April 30, 2027, subject to the executive officer's continued service through each vesting date.

## Non-Employee Director Compensation

The following table summarizes compensation paid to our non-employee directors during the year ended December 31, 2024.

| Name | Fees Earned or Paid in Cash[1] | Option Awards[2] | Total |
|---|---|---|---|
| Kevin Comcowich | $ 90,500 | $ 62,942 | $ 153,442 |
| Albert D. Bolles, Ph.D. | $ 46,000 | $ 26,974 | $ 72,974 |
| Deborah Carosella | $ 56,500 | $ 26,974 | $ 83,474 |
| Gregory Waller | $ 64,000 | $ 26,974 | $ 90,974 |
| Lilian Shackelford Murray | $ 65,500 | $ 26,974 | $ 92,474 |
| Amy Yoder | $ 62,000 | $ 26,974 | $ 88,974 |

(1)  Represents the cash annual retainer and the meeting attendance fees earned by the non-employee directors. Also includes $6,000 paid to each of Mr. Comcowich, Ms. Shackelford Murray, Ms. Yoder and Ms. Carosella for serving on a special committee of the Board in connection with the Company's strategic review process.

(2)  Amounts do not reflect compensation actually received by the non-employee director. Instead, the amounts represent aggregate grant date fair value of options granted during 2024 computed in accordance with ASC Topic 718 Stock Compensation. The valuation assumptions used in determining such amounts are consistent with those described in Note 14 of the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024. Mr. Comcowich, as the continuing non-employee chairman, received a grant of 25,455 stock options, which vest as described below. Dr. Bolles, Mr. Waller, Ms. Yoder, Ms. Shackelford Murray and Ms. Carosella, as continuing non-employee directors, each received a grant of 10,909 stock options, which vest as described below.

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2024.

| Director Name | Option Grant Date | Number of Options Outstanding | | Option Exercise Price Per Share ($)(1) | | Option Expiration Date |
|---|---|---|---|---|---|---|
| Kevin Comcowich | | | | | | |
| | 10/30/2016 | 59 | (2) | $ | 1,376.00 | 10/30/2026 |
| | 6/7/2017 | 75 | (2) | $ | 584.00 | 6/7/2027 |
| | 6/6/2018 | 186 | (2) | $ | 432.00 | 6/6/2028 |
| | 6/3/2019 | 403 | (2) | $ | 201.60 | 6/3/2029 |
| | 6/1/2020 | 533 | (2) | $ | 147.60 | 6/1/2030 |
| | 7/8/2020 | 131 | (2) | $ | 149.20 | 7/8/2030 |
| | 6/2/2021 | 637 | (2) | $ | 115.60 | 6/2/2031 |
| | 6/1/2022 | 1,377 | (2) | $ | 53.60 | 6/1/2032 |
| | 6/6/2023 | 2,186 | (2) | $ | 4.80 | 6/6/2033 |
| | 8/19/2024 | 25,455 | (3) | $ | 2.71 | 8/19/2034 |
| Albert D. Bolles, Ph.D. | | | | | | |
| | 5/12/2018 | 205 | (2) | $ | 366.40 | 5/12/2028 |
| | 6/6/2018 | 80 | (2) | $ | 432.00 | 6/6/2028 |
| | 6/3/2019 | 172 | (2) | $ | 201.60 | 6/3/2029 |
| | 6/1/2020 | 228 | (2) | $ | 147.60 | 6/1/2030 |
| | 6/2/2021 | 273 | (2) | $ | 115.60 | 6/2/2031 |
| | 6/1/2022 | 590 | (2) | $ | 53.60 | 6/1/2032 |
| | 6/6/2023 | 937 | (2) | $ | 4.80 | 6/6/2033 |
| | 8/19/2024 | 10,909 | (3) | $ | 2.71 | 8/19/2034 |
| Deborah Carosella | | | | | | |
| | 2/22/2021 | 546 | (2) | $ | 130.00 | 2/22/2031 |
| | 6/2/2021 | 273 | (2) | $ | 115.60 | 6/2/2031 |
| | 6/1/2022 | 590 | (2) | $ | 53.60 | 6/1/2032 |
| | 6/6/2023 | 937 | (2) | $ | 4.80 | 6/6/2033 |
| | 8/19/2024 | 10,909 | (3) | $ | 2.71 | 8/19/2034 |
| Lilian Shackelford Murray | | | | | | |
| | 6/6/2018 | 160 | (2) | $ | 432.00 | 6/6/2028 |

| | | | | | | |
|---|---|---|---|---|---|---|
| | 6/3/2019 | 172 | (2) | $ | 201.60 | 6/3/2029 |
| | 6/1/2020 | 228 | (2) | $ | 147.60 | 6/1/2030 |
| | 7/8/2020 | 18 | (2) | $ | 149.20 | 7/8/2030 |
| | 6/2/2021 | 273 | (2) | $ | 115.60 | 6/2/2031 |
| | 6/1/2022 | 590 | (2) | $ | 53.60 | 6/1/2032 |
| | 6/6/2023 | 937 | (2) | $ | 4.80 | 6/6/2033 |
| | 8/19/2024 | 10,909 | (3) | $ | 2.71 | 8/19/2034 |
| Gregory D. Waller | 6/7/2017 | 149 | (2) | $ | 584.00 | 6/7/2027 |
| | 6/6/2018 | 80 | (2) | $ | 432.00 | 6/6/2028 |
| | 6/3/2019 | 172 | (2) | $ | 201.60 | 6/3/2029 |
| | 6/1/2020 | 228 | (2) | $ | 147.60 | 6/1/2030 |
| | 6/2/2021 | 273 | (2) | $ | 115.60 | 6/2/2031 |
| | 6/1/2022 | 590 | (2) | $ | 53.60 | 6/1/2032 |
| | 6/6/2023 | 937 | (2) | $ | 4.80 | 6/6/2033 |
| | 8/19/2024 | 10,909 | (3) | $ | 2.71 | 8/19/2034 |
| Amy Yoder | 8/7/2017 | 253 | (2) | $ | 344.00 | 8/7/2027 |
| | 6/6/2018 | 80 | (2) | $ | 432.00 | 6/6/2028 |
| | 6/3/2019 | 172 | (2) | $ | 201.60 | 6/3/2029 |
| | 6/1/2020 | 228 | (2) | $ | 147.60 | 6/1/2030 |
| | 6/2/2021 | 273 | (2) | $ | 115.60 | 6/2/2031 |
| | 6/1/2022 | 590 | (2) | $ | 53.60 | 6/1/2032 |
| | 6/6/2023 | 937 | (2) | $ | 4.80 | 6/6/2033 |
| | 8/19/2024 | 10,909 | (3) | $ | 2.71 | 8/19/2034 |

(1)  The option exercise price per share reflects the fair market value per share of our common stock on the date of grant.
(2)  These options are fully vested.

(3)  These options vest on the earlier of the one-year anniversary of the date of grant and the date of the Company's next annual meeting of stockholders.

## Non-Employee Director Compensation Policy

### *Cash Compensation*

Each non-employee director receives an annual cash retainer of $30,000 for serving on our Board of Directors. The retainer is payable in arrears in equal quarterly installments, subject to such director's continued service on the last day of the preceding quarter and prorated as necessary to reflect service commencement or termination during the quarter. In addition, each non-employee director shall receive the following amount for each regular meeting of the Board attended: (i) $2,500 if attendance is in person or via teleconference or (ii) $500 if attendance is through telephone; provided, however, that the total meeting fees may not exceed $10,000 per calendar year.

The chair and non-chair members of the Board's three standing committees are entitled to the following additional annual cash fees (payable quarterly in arrears and prorated for partial service in a quarter):

| Board Committee | Chair Fee | | Non-Chair Member Fee | |
|---|---|---|---|---|
| Audit Committee | $ | 18,000 | $ | 7,500 |
| Compensation Committee | $ | 12,000 | $ | 6,000 |
| Nominating and Governance Committee | $ | 8,500 | $ | 4,500 |

The chair of the Board is entitled to an additional $40,000 annual cash fee (payable quarterly in arrears and prorated for partial service in a quarter).

### *Equity Compensation*

Upon joining the Board, each newly elected non-employee director (excluding an employee director who ceases to be an employee, but who remains a director) receives an initial option to purchase a number of shares of our common stock equal to (x) $60,000 divided by (y) the Black-Scholes value of a share on the date of grant, as determined consistent with the historical practices of the Company. This initial option will vest and become exercisable in three equal installments on each of the first three anniversaries of the date of grant, subject to the director's continued service through each vesting date. The per share exercise price for the initial option shall be equal to the fair market value for a share of our common stock on the date of grant, which shall be equal to the closing price of our common stock on the date of grant. An employee director who ceases to be an employee, but who remains a director, will not receive an option grant.

On the date of each annual meeting of our stockholders, each non-employee director (including a non-employee director who was previously an employee) will be granted an annual option to purchase a number of shares of our common stock equal to equal to (x) $30,000 divided by (y) the Black-Scholes value of a share on the date of grant, as determined consistent with the historical practices of the Company. This annual option will vest and become exercisable on the earlier of (i) the one-year anniversary of the date of grant or (ii) the date of our next annual meeting of stockholders, subject to the director's continued service through the vesting date. The per share exercise price for the annual option shall be equal to the fair market value for a share of our common stock on the date of grant.

On the date of each annual meeting of our stockholders, the chair of the Board will be granted an additional annual option to purchase a number of shares of our common stock equal to (x) $40,000 divided by (y) the Black-Scholes value of a share on the date of grant, as determined consistent with the historical practices of the Company. This annual option for the chair of the Board will vest and become exercisable on the earlier of (i) the one-year anniversary of the date of grant or (ii) the date of our next annual meeting of stockholders, subject to the chair of the Board's continued service through the vesting date. The per share exercise price for the annual option for the chair of the Board shall be equal to the fair market value for a share of our common stock on the date of grant.

Notwithstanding the vesting schedules described above, the vesting of each equity award will accelerate in full in case of a termination of directorship due to a change in control.

## Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

Grants of options and other equity awards to our executive officers and directors are approved by the Compensation Committee or the Board, generally at regularly scheduled meetings or sometimes by unanimous written consent. From time to time, we grant stock options or other equity awards to employees, including the named executive officers. Also, non-employee directors generally receive grants of initial and annual stock option awards, at the time of a director's initial appointment or election to the Board and at the time of each annual meeting of the Company's stockholders, respectively, pursuant to our equity compensation policies for non-employee directors as described above. We have no practice of timing grants of equity awards to coordinate with the release of material non-public information ("MNPI"). Although we have not adopted a formal policy regarding the timing of equity award grants, including stock options, neither our Board nor our Compensation Committee takes MNPI about the Company into account when determining the timing of equity awards, nor do we time the disclosure of MNPI for the purpose of impacting the value of executive compensation. During 2024, we did not grant stock options to any named executive officer during any period beginning four business days before and ending one business day after the filing of any Form 10-Q or 10-K, or the filing or furnishing of a Form 8-K that disclosed material nonpublic information.

## ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2025 by:

1. each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

2. each of our named executive officers;

3. each of our directors; and

4. all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. To our knowledge, no person or entity, except as set forth below, is the beneficial owner of more than 5% of the voting power of our common stock as of the close of business on March 31, 2025.

Under SEC rules, the calculation of the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person includes both outstanding shares of our common stock then owned as well as any shares of our common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2025. Shares subject to those options or warrants for a particular person are not included as outstanding, however, for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of our common stock on 1,367,040 shares of our common stock outstanding as of March 31, 2025.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Arcadia Biosciences, Inc., 5950 Sherry Lane, Suite 215, Dallas, TX 75225.

| Name of Beneficial Owner | Number of Shares Beneficially Owned | Percent of Shares Outstanding |
|---|---|---|
| **Named Executive Officers, Directors and Director Nominees:** | | |
| Stanley E. Jacot, Jr. (1) | 5,000 | * |
| Thomas J. Schaefer (2) | 6,892 | * |
| Mark Kawakami (3) | 3,678 | * |
| Laura Pitlik | — | * |
| Kevin Comcowich (4) | 6,087 | * |
| Dr. Albert Bolles (5) | 2,485 | * |
| Lilian Shackelford Murray (6) | 2,592 | * |
| Gregory D. Waller (7) | 2,429 | * |
| Amy Yoder (8) | 2,533 | * |
| Deborah Carosella (9) | 2,346 | * |
| All current executive officers and directors as a group (8 persons) (10) | 29,042 | 2.1% |
| **5% Stockholders:** | | |
| Sabby Volatility Warrant Master Fund, Ltd. (11) | 283,812 | 4.9% |
| Armistice Capital Master Fund Ltd. (12) | 467,763 | 4.9% |
| Altium Growth Fund Ltd. (13) | 83,000 | 4.9% |

*Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)   Mr. Jacot is the former Chief Executive Officer. His beneficial ownership consists of 5,000 shares of common stock.

(2)   Mr. Schaefer is our current Chief Executive Officer and was previously our Chief Financial Officer. His beneficial ownership consists of (i) 2,819 shares of common stock and (ii) 4,073 shares of common stock issuable pursuant to stock options exercisable within 60 days after the Table Date.

(3)   Mr. Kawakami is our current Chief Financial Officer. His beneficial ownership consists of (i) 2,682 shares of common stock and (ii) 996 shares of common stock issuable pursuant to stock options exercisable within 60 days after the Table Date.

(4)   Mr. Comcowich is the current chair of our Board of Directors. His beneficial ownership consists of (i) 500 shares of common stock and (ii) 5,587 shares of common stock issuable pursuant to stock options exercisable within 60 days after the Table Date, with options to purchase 24,455 shares of common stock becoming exercisable at dates more than 60 days after the Table Date.

(5)   Dr. Bolles serves as a member of our Board of Directors. His beneficial ownership consists of 2,485 shares of common stock issuable pursuant to stock options exercisable within 60 days after the Table Date, with options to purchase 10,909 shares of common stock becoming exercisable at dates more than 60 days after the Table Date.

(6)   Ms. Murray serves as a member of our Board of Directors. Her beneficial ownership consists of (i) 214 shares of common stock and (ii) 2,378 shares of common stock issuable pursuant to stock options exercisable within 60 days after the Table Date, with options to purchase 10,909 shares of common stock becoming exercisable at dates more than 60 days after the Table Date.

(7)   Mr. Waller serves as a member of our Board of Directors. His beneficial ownership consists of 2,429 shares of common stock issuable pursuant to stock options exercisable within 60 days after the Table Date, with options to purchase 10,909 shares of common stock becoming exercisable at dates more than 60 days after the Table Date.

(8)   Ms. Yoder serves as a member of our Board of Directors. Her beneficial ownership consists of 2,533 shares of common stock issuable pursuant to stock options exercisable within 60 days after the Table Date, with options to purchase 10,909 shares of common stock becoming exercisable at dates more than 60 days after the Table Date.

(9)     Ms. Carosella serves as a member of our Board of Directors. Her beneficial ownership consists of 2,346 shares of common stock issuable pursuant to stock options exercisable within 60 days after the Table Date, with options to purchase 10,909 shares of common stock becoming exercisable at dates more than 60 days after the Table Date.

(10)    Beneficial ownership consists of (i) 6,215 shares of common stock and (ii) 22,827 shares of common stock subject to options exercisable within 60 days of the Table Date, in each case beneficially owned by our current executive officers and directors.

(11)    Includes 283,812 shares of common stock issuable upon exercise of warrants and preferred investment options. Under the terms of these warrants and preferred investment options, the holder may not exercise these instruments to the extent such exercise would cause such holder to beneficially own a number of shares of common stock that would exceed 4.99% of our then outstanding common stock following such exercise. The number of shares listed in the second column above does not reflect this limitation. Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd. and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of Sabby Volatility Warrant Master Fund, Ltd. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein. The beneficial owner's address is c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

(12)    Includes 467,763 shares of common stock issuable upon exercise of warrants and preferred investment options. Under the terms of these warrants and preferred investment options, the holder may not exercise these instruments to the extent such exercise would cause such holder to beneficially own a number of shares of common stock that would exceed 4.99% of our then outstanding common stock following such exercise. The number of shares listed in the second column above does not reflect this limitation. These securities are directly held by (i) Armistice Capital Master Fund, Ltd. (the "Master Fund"), a Cayman Islands exempted company, and may be deemed to be indirectly beneficially owned by Armistice Capital, LLC ("Armistice"), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice. Armistice and Steven Boyd disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interest therein. The beneficial owner's address is c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor, New York, NY 10022.

(13)    Includes 83,000 shares underlying preferred investment options. Under the terms of these preferred investment options, the holder may not exercise these instruments to the extent such exercise would cause such holder to beneficially own a number of shares of common stock that would exceed 4.99% of our then outstanding common stock following such exercise. The number of shares listed in the second column above does not reflect this limitation. Jacob Gottlieb has sole voting and dispositive power over the securities held for the account of this beneficial owner. The beneficial owner's address is 152 W. 57th Street, Floor 20, New York, NY 10019.

***Securities Authorized for Issuance under Equity Compensation Plans***

As of December 31, 2024, we maintained three equity compensation plans, all of which were approved by the Board of Directors and our stockholders prior to our initial public offering in May 2015. The following table provides the information shown as of December 31, 2024 for each of the three plans and for certain warrants granted to entities.

| Plan | Shares issuable upon exercise of outstanding plan options, warrants and rights | | Weighted-average exercise price of outstanding options, warrants and rights | | Shares remaining available for future issuance under equity compensation plans (excluding those reflected in column (a)) | |
|---|---|---|---|---|---|---|
| | (a) | | (b) | | (c) | |
| Equity compensation plans approved by security holders (1) | 205,230 | (2) | $ 20.51 | | 133,074 | (3) |
| Equity compensation plans not approved by security holders | 56,895 | (4) | $ 1.85 | | — | |
| Total | 262,125 | | $ 16.46 | | 133,074 | |

(1) Includes the following plans: 2006 Stock Plan, 2015 Omnibus Equity Incentive Plan ("2015 Plan"), and 2015 Employee Stock Purchase Plan ("ESPP"). Only option grants were made under the 2006 Stock Plan and 2015 Plan.

(2) As of December 31, 2024, there were 205,230 outstanding options or other equity grants under the 2015 and 2006 Plans, and there had been purchases pursuant to the ESPP of 8,703 shares.

(3) There are no shares of common stock available for issuance under our 2006 Stock Plan, but that plan will continue to govern the terms of option and stock purchase rights granted thereunder. Any shares of common stock that are subject to outstanding awards under our 2006 Stock Plan that are issuable upon the exercise of stock options or purchase of shares pursuant to stock purchase rights that expire or become unexercisable for any reason without having vested or been exercised in full will generally be available for future grant and issuance as shares of common stock under our 2015 Plan. This number includes shares available for future issuance under our 2015 Plan and ESPP. The 2015 Plan provides that on the first day of each fiscal year beginning in 2016 and ending in 2025, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 4% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year or (ii) such other amount as the Board of Directors may determine. Our ESPP provides that on the first day of each fiscal year beginning in 2016, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 546 shares, (ii) 1% of the outstanding shares of our common stock on the first day of such fiscal year, or (iii) such other amount as the Board of Directors may determine.

(4) Consists of the following warrants to purchase shares of our common stock that were outstanding as of December 31, 2024: (i) 1,743 warrants issued on May 18, 2020 to a placement agent in an equity financing that expire on the fifth anniversary of the issue date and that have an exercise price of $245 per share, (ii) 805 warrants issued on July 8, 2020 to a placement agent in an equity financing that expire on the fifth anniversary of the issue date and that have an exercise price of $198.75 per share, (iii) 3,276 warrants issued on December 22, 2020 to a placement agent in an equity financing that expire on the fifth anniversary of the issue date and that have an exercise price of $152.75 per share, (iv) 9,848 warrants issued on January 28, 2021 to a placement agent in an equity financing that expire on the fifth and one-half anniversary of the issue date and that have an exercise price of $159.60 per share, (v) 5,906 preferred investment options issued on August 16, 2022 to a placement agent in an equity financing that expire on the fifth anniversary of the issue date and that have an exercise price of $52.94 per share, (vi) 1,000 warrants issued on October 18, 2022 to a consulting entity that vest monthly as to 1/12th of the underlying shares, expire on the fifth anniversary of the issue date and that have an exercise price of $16 per share, (vii) 1,000 warrants issued on December 21, 2022 to a consulting entity that vest monthly as to 1/12th of the underlying shares, expire on the fifth anniversary of the issue date and that have an exercise price of $11.20 per share, (viii) 33,317 preferred investment options issued on March 6, 2023 to a placement agent in an equity financing that expire on the fifth anniversary of the issue date and that have an exercise price of $11.25 per share.

**ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

In addition to director and executive officer compensation arrangements discussed above under "Item 11—Executive Compensation" of this Form 10-K/A, since January 1, 2023, we have not been a party to any transactions or currently proposed transactions in which the amount involved exceeded or will exceed the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two fiscal years, and in which any of our directors, executive officers, immediate family member thereof, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest, other than (i) compensation for services as executive officers and directors, or (ii) employment relationships or transactions involving an executive officer and related compensation solely resulting from that employment relationship or transaction, including the employment agreements, stock option or other equity awards, and other transactions described in "Item 11—Executive Compensation" of this Form 10-K/A, or not otherwise required to be reported (a "related party transaction").

We have entered into employment agreements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of employment agreements and change of control agreements with our named executive officers, see "Item 11—Executive Compensation" of this Form 10-K/A.

We have entered into indemnification agreements with our non-employee directors. Each agreement provides, among other things, that we will indemnify the director to the fullest extent permissible under Delaware law against liabilities and certain expenses (including attorneys' fees, judgments, fines and settlement amounts reasonably incurred by the officer in any action or proceeding), that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

On March 6, 2023, we sold to certain institutional and accredited investors (i) 165,500 shares of our common stock (the "2023 Shares") at a purchase price per share of $9.00, (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 500,834 shares of our common stock; (iii) Series A preferred investment options (the "Series A Investment Options") to purchase up to a total of 666,334 shares of our common stock and (iv) Series B preferred investment options (the "Series B Investment Options", and together with the Series A Investment Options, the "Investment Options") to purchase up to a total of 666,334 shares of our common stock. The purchase price for the Pre-Funded Warrants was $8.9999 per share of common stock underlying each such warrant (equal to the purchase price per share of common stock, minus the exercise price of $0.0001). Each Pre-Funded Warrant is exercisable for one share of common stock at an exercise price of $0.0001 per share. The Investment Options are exercisable at a price of $9.00 per share. Pursuant to this transaction, (i) Armistice Capital Master Fund Ltd. purchased 82,500 shares of common stock, 250,834 Pre-Funded Warrants, 333,334 Series A Investment Options and 333,334 Series B Investment Options, (ii) Sabby Volatility Warrant Master Fund, Ltd. purchased 250,000 Pre-Funded Warrants, 250,000 Series A Investment Options and 250,000 Series B Investment Options, and (iii) Altium Growth Fund Ltd. purchased 83,000 shares of common stock, 83,000 Series A Investment Options and 83,000 Series B Investment Options.

On December 4, 2024, Arcadia, Roosevelt Resources LP ("Roosevelt" or the "Partnership") and certain other parties entered into a Securities Exchange Agreement (the "Exchange Agreement"). Subject to the terms of the Exchange Agreement and to the satisfaction or waiver of the conditions set forth in the Exchange Agreement, at the closing of the transactions contemplated by the Exchange Agreement (the "Closing"), Arcadia agreed to issue shares of its common stock to the partners of Roosevelt in exchange for all of the partnership interests of Roosevelt (such exchange, contributions and issuances referred to as the "Exchange"). At or before the Closing, Arcadia expects to enter into an amendment of Mr. Schaefer's and Mr. Kawakami's employment agreement and severance and change in control agreement to provide, among other things, that effective upon the Closing and the effective time of the Exchange, (i) Mr. Schaefer will no longer be President and Chief Executive Officer of Arcadia and will resign as a director of Arcadia but will remain an employee of the combined company, (ii) Mr. Kawakami will no longer be

Chief Financial Officer of Arcadia but will remain an employee of the combined company, and (ii) that such changes do not constitute "good reason" as defined in such person's severance and change in control agreement.

**Policies and Procedures for Related Party Transactions**

Our audit committee charter states that our audit committee is responsible for reviewing and approving in advance any related party transaction, which is a transaction between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two fiscal years in any calendar year. Our audit committee has adopted policies and procedures for review of, and standards for approval of, such a related party transaction. For purposes of these policies and procedures, a related person is defined as an executive officer, director, or nominee for director, including his or her immediate family members, or a beneficial owner of greater than 5% our common stock, in each case since the beginning of the most recently completed year.

It is our intention to ensure that all future transactions between us and our officers, directors, and principal stockholders and their affiliates are approved by the audit committee of our Board of Directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

## ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Firm Id:    34          Auditor Name:    Deloitte & Touche LLP          Auditor Location:    Tempe, AZ, United States

The following table sets forth all fees accrued or paid to Deloitte & Touche LLP for the years ended December 31, 2024 and 2023:

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | **2024** | **2023** |
| Audit Fees [1] | $ 573,555 | $ 565,171 |
| Audit-Related Fees | — | — |
| Tax Fees | — | — |
| All Other Fees [2] | $ 1,895 | $ 1,895 |
| Total | $ 575,450 | $ 567,066 |

(1)  Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years. Audit fees in 2024 also included professional services rendered in connection with the GoodWheat discontinued operations, the proposed transaction with Roosevelt Resources, and the Registration Statement on Form S-8. Audit Fees in 2023 also included professional services rendered in connection with our 2023 financing transaction and the related Registration Statement on Form S-3, as well as the Registration Statement on Form S-8.

(2)  All Other Fees consist of licensing fees for Deloitte & Touche LLP's accounting research software.

*Pre-approval Policy*. Under our audit committee's policy governing our use of the services of our independent registered public accountants, the audit committee is required to pre-approve all audit and permitted non-audit services performed by our independent registered public accountants in order to ensure that the provision of such services does not impair the public accountants' independence. In the years ended December 31, 2024 and 2023, all fees identified above under the captions "Audit Fees," and "All Other Fees" that were billed by Deloitte & Touche LLP were approved by the audit committee in accordance with SEC requirements.

In the year ended December 31, 2024, there were no other professional services provided by Deloitte & Touche LLP, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of Deloitte & Touche LLP.

**PART IV**

**ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

We have filed the following documents as part of this report.

**Exhibit Index**

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
| | | Form | File No. | Exhibit | Filing Date | |
|---|---|---|---|---|---|---|
| 2.1 | Agreement and Plan of Exchange, by and among Arcadia Biosciences, Inc., and Roosevelt Resources LP, Elliott Roosevelt, Jr. and David A. Roosevelt, as Representatives of the Limited Partners, dated as of December 4, 2024. | 8-K | 001-37383 | 2.1 | 12/6/2024 | |
| 3.1 | Amended and Restated Certificate of Incorporation of Registrant. | 8-K | 001-37383 | 3.1 | 5/26/2015 | |
| 3.2 | Amendment to the Amended and Restated Certificate of Incorporation of Registrant. | 8-K | 001-37383 | 3.1 | 2/28/2023 | |
| 3.3 | Certificate of Designation of Series A Preferred Stock. | 8-K | 001-37383 | 3.1 | 12/8/2022 | |
| 3.4 | Amended and Restated Bylaws of Registrant. | 8-K | 001-37383 | 3.2 | 5/26/2015 | |
| 3.5 | Amendment to the Amended and Restated Bylaws of Registrant. | 8-K | 001-37383 | 3.2 | 12/8/2022 | |
| 4.1 | Form of Registrant's common stock certificate. | S-3 | 333-224061 | 4.1 | 3/30/2018 | |
| 4.2 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 3/23/2018 | |
| 4.3 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 6/14/2019 | |
| 4.4 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 6/14/2019 | |
| 4.5 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 9/9/2019 | |
| 4.6 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 9/9/2019 | |
| 4.7 | Description of Registrant's Securities Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended | 10-K | 001-37383 | 4.7 | 3/25/2025 | |
| 4.8 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 5/18/2020 | |
| 4.9 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 5/18/2020 | |
| 4.10 | Form of Common Stock Purchase Warrant. | 8-K | 001-37383 | 4.1 | 7/8/2020 | |
| 4.11 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 7/8/2020 | |
| 4.12 | Form of Investor Warrant. | 8-K | 001-37383 | 4.1 | 12/22/2020 | |
| 4.13 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 12/22/2020 | |
| 4.14 | Form of Investor Warrant. | 8-K | 001-37383 | 4.1 | 1/29/2021 | |

| 4.15 | Form of Placement Agent Warrant. | 8-K | 001-37383 | 4.2 | 1/29/2021 |
|---|---|---|---|---|---|
| 4.16 | Form of Investor Pre-Funded Warrant. | 8-K | 001-37383 | 4.1 | 8/16/2022 |
| 4.17 | Form of Investor Preferred Investment Option. | 8-K | 001-37383 | 4.2 | 8/16/2022 |
| 4.18 | Form of Placement Agent Preferred Investment Option. | 8-K | 001-37383 | 4.3 | 8/16/2022 |
| 4.19 | Form of Pre-Funded Warrant. | 8-K | 001-37383 | 4.1 | 3/3/2023 |
| 4.20 | Form of Series A Preferred Investment Option. | 8-K | 001-37383 | 4.2 | 3/3/2023 |
| 4.21 | Form of Series B Preferred Investment Option. | 8-K | 001-37383 | 4.3 | 3/3/2023 |
| 4.22 | Form of Placement Agent Preferred Investment Option. | 8-K | 001-37383 | 4.4 | 3/3/2023 |
| 10.1* | Form of Indemnification Agreement between the Registrant and each of its Officers and Directors. | S-1 | 333-202124 | 10.7 | 2/17/2015 |
| 10.2* | 2006 Stock Plan, as amended and restated, and form of agreement thereunder. | S-1 | 333-202124 | 10.8 | 2/17/2015 |
| 10.3* | 2015 Omnibus Equity Incentive Plan and forms of agreement thereunder. | 10-Q | 001-37383 | 10.5 | 8/13/2024 |
| 10.4* | 2015 Employee Stock Purchase Plan and form of agreement thereunder. | S-1/A | 333-202124 | 10.10 | 5/11/2015 |
| 10.5* | Executive Incentive Bonus Plan. | S-1/A | 333-202124 | 10.15 | 5/11/2015 |
| 10.6* | Amended and Restated Director Compensation Policy. | 10-Q | 001-37383 | 10.14 | 5/10/2016 |
| 10.7* | Form of Severance and Change in Control Agreement. | S-1/A | 333-202124 | 10.18 | 4/6/2015 |
| 10.8 | Base Office Lease dated March 17, 2003 between the Registrant and Pac West Office Equities, LP, including Amendments 1-7. | S-1 | 333-229047 | 10.16 | 12/27/2018 |
| 10.9 | Amendment No. 8 to the Office Lease dated March 17, 2003 between the Registrant and Pac West Office Equities, LP. | 10-Q | 001-37383 | 10.8 | 5/13/2020 |
| 10.10 | Amendment No. 9 to the Office Lease dated March 17, 2003 between the Registrant and Pac West Office Equities, LP. | 10-Q | 001-37383 | 10.2 | 8/13/2020 |
| 10.11* | Employment Letter for Stanley E. Jacot Jr., Chief Executive Officer | 10-Q | 001-37383 | 10.1 | 5/12/2022 |
| 10.12* | Severance and Change in Control Agreement for Stanley E. Jacot, Jr. | 10-Q | 001-37383 | 10.1 | 5/12/2022 |
| 10.13* | Inducement Option Grant for Stanley E. Jacot, Jr. | 10-Q | 001-37383 | 10.2 | 5/12/2022 |

| 10.14* | Employment Letter and Severance and Change in Control Agreement for Thomas J. Schaefer. | 8-K/A | 001-37383 | 10.1 | 1/5/2023 |
|---|---|---|---|---|---|
| 10.15+ | Limited Liability Company Operating Agreement for Archipelago Ventures Hawaii, LLC, dated as of August 9, 2019. | 8-K | 001-37383 | 10.1 | 8/9/2019 |
| 10.16 | Securities Purchase Agreement dated as of March 19, 2018, between Arcadia Biosciences, Inc. and each purchaser named in the signature pages thereto. | 8-K | 001-37383 | 10.1 | 3/23/2018 |
| 10.17 | Form of Registration Rights Agreement. | 8-K | 001-37383 | 10.2 | 3/23/2018 |
| 10.18 | Form of Securities Purchase Agreement dated as of June 11, 2018, between Arcadia Biosciences, Inc. and each purchaser named in the signature pages thereto. | 8-K | 001-37383 | 10.1 | 6/14/2018 |
| 10.19 | Form of Securities Purchase Agreement dated as of June 12, 2019, between Arcadia Biosciences, Inc. and each purchaser named in the signature pages thereto. | 8-K | 001-37383 | 10.1 | 6/14/2019 |
| 10.20 | Form of Securities Purchase Agreement dated as of September 5, 2019, between Arcadia Biosciences, Inc. and each purchaser named in the signature pages thereto. | 8-K | 001-37383 | 10.1 | 9/9/2019 |
| 10.21 | Form of Letter Agreement, dated as of May 14, 2020. | 8-K | 001-37383 | 10.1 | 5/18/2020 |
| 10.22 | Form of Letter Agreement, dated as of July 6, 2020. | 8-K | 001-37383 | 10.1 | 7/8/2020 |
| 10.23 | Form of Securities Purchase Agreement dated as of December 18, 2020, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.1 | 12/22/2020 |
| 10.24 | Form of Securities Purchase Agreement dated as of January 25, 2021, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.1 | 1/29/2021 |
| 10.25 | Form of Registration Rights Agreement dated as of January 25, 2021, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.2 | 1/29/2021 |
| 10.26 | Form of Securities Purchase Agreement, dated as of August 12, 2022, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.1 | 8/16/2022 |
| 10.27 | Form of Securities Purchase Agreement dated as of March 2, 2023, between Arcadia Biosciences, Inc. and each purchaser named on the signature pages thereto. | 8-K | 001-37383 | 10.1 | 3/3/2023 |
| 10.28 | Form of Registration Rights Agreement dated as of March 2, 2023, between Arcadia | 8-K | 001-37383 | 10.2 | 3/3/2023 |

| | | | | | |
|---|---|---|---|---|---|
| | Biosciences, Inc. and each purchaser named on the signature pages thereto. | | | | |
| 10.29 | Form of Investment Option Amendment, dated as of March 2, 2023. | 8-K | 001-37383 | 10.3 | 3/3/2023 |
| 10.30+ | Master Transaction Agreement. | 8-K | 001-37383 | 10.2 | 12/22/2020 |
| 10.31+ | Asset Purchase Agreement dated May 17, 2021, by and among Arcadia, Buyer, Seller, Eko, Lief, Zola and Parent. | 8-K | 001-37383 | 10.1 | 5/21/2021 |
| 10.32+± | Asset Purchase Agreement | 8-K | 001-37383 | 10.1 | 5/17/2024 |
| 10.33+± | Asset Purchase Agreement | 8-K | 001-37383 | 10.1 | 5/20/2024 |
| 10.34 | Promissory Note | 8-K | 001-37383 | 10.2 | 5/20/2024 |
| 10.35 | Security Agreement | 8-K | 001-37383 | 10.3 | 5/20/2024 |
| 10.36 | Employment Letter and Severance and Change in Control Agreement for Thomas J. Schaefer | 8-K | 001-37383 | 10.1 | 8/23/2024 |
| 10.37 | Employment Letter and Severance and Change in Control Agreement for Mark Kawakami | 8-K | 001-37383 | 10.2 | 8/23/2024 |
| 19.1 | Insider Trading Disclosure Policy | | | | X |
| 21.1 | List of subsidiaries of the Registrant. | S-1 | 333-262407 | 21.1 | 1/28/2022 |
| 23.1 | Consent of Deloitte & Touche LLP, independent registered public accounting firm. | 10-K | 001-37383 | 23.1 | 3/25/2025 |
| 24.1 | Power of attorney (included in the signature page to 2024 10-K filing). | 10-K | 001-37383 | 24.1 | 3/25/2025 |
| 31.1 | Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 31.2 | Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 32.1 | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | 10-K | 001-37383 | 32.1 | 3/25/2025 |
| 32.2 | Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | 10-K | 001-37383 | 32.2 | 3/25/2025 |
| 97.1 | Dodd-Frank Clawback Policy. | 10-K | 001-37383 | 97.1 | 3/28/2024 |

| 101.INS | Inline XBRL Instance Document. | X^ |
| 101.SCH | Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Document. | X^ |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL Document). | X^ |

---

\* Indicates a management contract or compensatory plan or arrangement.

+ Certain information has been excluded from this exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

± Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

^ Previously filed on March 25, 2025 as an exhibit to the Original Filing.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIA BIOSCIENCES, INC.

Date: April 30, 2025

By:       /s/ THOMAS J. SCHAEFER

**Thomas J. Schaefer**
**President and Chief Executive Officer**
**(Principal Executive Officer)**

Date: April 30, 2025

By:       /s/ MARK KAWAKAMI

**Mark Kawakami**
**Chief Financial Officer**
**(Principal Financial and Accounting Officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ THOMAS J. SCHAEFER<br>**Thomas J. Schaefer** | **Director** | April 30, 2025 |
| /s/ *<br>**Albert D. Bolles** | **Director** | April 30, 2025 |
| /s/ *<br>**Kevin Comcowich** | **Director** | April 30, 2025 |
| /s/ *<br>**Lilian Shackelford Murray** | **Director** | April 30, 2025 |
| /s/ *<br>**Gregory D. Waller** | **Director** | April 30, 2025 |
| /s/ *<br>**Amy Yoder** | **Director** | April 30, 2025 |
| /s/ *<br>**Deborah D. Carosella** | **Director** | April 30, 2025 |

\* By:   /s/ Thomas J. Schaefer
      Thomas J. Schaefer
      Attorney-in-fact

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